

UGI Corporation

2004 Annual Report

Another Step Forward


Net Income
(millions)
Dividend
Rate
Total Assets
(millions)
2004 Net Income
By Business Segment
(millions)
$2,213.7
$111.6
$98.9
$75.5
$56.5
$1.25
$1.14
$1.10
$1.07
$4,235.4
$2,795.2
$2,624.8
$2,557.3
Gas Utility
$37.9
AmeriGas
Propane
$29.4
Electric
Utility
$11.0
International
Propane
$13.3
Energy
Services
$18.2
Corporate
and Other
$1.8
02 03 04
01 02 03 04
01 02 03 04
01 02 03 04

Another Step Forward:

Superior Shareholder Value

We delivered another year of outstanding performance for our shareholders. Total return for the fiscal year ended September 30, 2004 was 33.5% and compound annual total return for the last five years was 25.6%. During the same five-year period, the S&P 500 and S&P Utility Index posted returns of -1.3% and 0.3% respectively.

Financial Highlights

Year Ended September 30,	**2004**	2003	2002
Income Statement Data (millions, except per share data)			
Revenues	**$3,784.7**	$3,026.1	$2,213.7
Operating income	**$ 331.3**	$ 302.3	$ 253.3
Net income	**$ 111.6**	$ 98.9	$ 75.5
Earnings per common share (diluted)	**$ 2.31**	$ 2.29	$ 1.80
Common Stock Data			
Shares outstanding – end of year (millions)	**51.2**	42.7	41.6
Return on average common equity	**16.7%**	24.3%	26.7%
Book value per common share – end of year	**$ 16.29**	$ 11.68	$ 7.54
Dividend rate per common share – end of year	**$ 1.25**	$ 1.14	$ 1.10
Market price of common stock			
High	**$ 37.35**	$ 35.05	$ 24.51
Low	**$ 28.85**	$ 23.27	$ 17.11
Close	**$ 37.26**	$ 28.93	$ 24.23
Business Segment Data			
Net income (millions of dollars)			
AmeriGas Propane	**$ 29.4**	$ 23.2	$ 17.4
International Propane	**13.3**	3.6	7.5
Gas Utility	**37.9**	48.0	36.4
Electric Utility	**11.0**	10.6	5.3
Energy Services	**18.2**	11.2	7.3
Corporate & Other	**1.8**	2.3	1.6
	$ 111.6	$ 98.9	$ 75.5

UGI Corporation (NYSE:UGI) is a distributor and marketer of energy products and services.

Propane

AmeriGas Partners, L.P. (NYSE:APU) is the nation's largest retail marketer of propane, delivering nearly 1.3 billion gallons to approximately 1.3 million customers from over 650 local-market distribution locations in 46 states. Through UGI Enterprises, Inc., UGI Corporation sells nearly 400 million gallons of propane and butane in France, Austria, the Czech Republic, Slovakia and China.



Gas and Electric

UGI Utilities, Inc. is a local distributor of natural gas and electricity to more than 360,000 customers in eastern Pennsylvania. Through UGI Enterprises, Inc., UGI Corporation markets natural gas, electricity and heating oil and provides heating and cooling products and services to residential, commercial and industrial customers in the eastern region of the United States. We also own electric generation assets and liquefied natural gas and propane air plants in Pennsylvania.

Contents



To Our Shareholders:

UGI has been a pillar of strength for more than 120 years. During 2004, we celebrated two milestones illustrative of this strength: the 75th anniversary of our listing on the New York Stock Exchange and the 120th consecutive year in which we have paid dividends on our common stock. Our success, now in its third century, has been built on our willingness to adapt to ever-changing and challenging conditions, our ability to identify and exploit new opportunities, and our understanding that a company thrives not just by capturing markets, but also by developing its people.

Success over such a prolonged period of time requires careful strategic planning, a focus on execution and perseverance in the face of adversity. Similarly, success cannot be created or sustained without the taking of many individual steps forward, for progress comes one step at a time.

In June 1999, we took a significant step forward after completing a rigorous self-examination of UGI and energy markets. We announced at that time a clear vision for UGI which focused on energy distribution and marketing, and we stated we would fully support our core businesses while diversifying our revenue stream into related and complementary energy businesses. Our aim was to deliver consistent growth in earnings and dividends, even in difficult market environments.

Some observers believed our ambitious goals were unattainable. They were incorrect. I am pleased that for the sixth consecutive year, we produced excellent results. Furthermore, over this six-year period, our earnings per share have grown at a compound annual rate of 21.2%* and our total return to shareholders has grown at a compound annual rate of 22.4%.

Looking back on our 2004 fiscal year, we took a number of steps forward to reap the benefits of the fundamental changes we made over the past six years. One of these steps, the acquisition of the remaining 80% of Antargaz, our French propane distributor, was a huge step forward. Even as we completed this transaction, we delivered one of the best operating performances in UGI's recent history.

Later in this letter, I will put in perspective how far we've come over the past six years and begin to chart our course for the future. Before I do, let's take a close look at what we accomplished during fiscal year 2004:

- We grew our earnings nearly 13% to $111.6 million.
- While our reported earnings per share grew just shy of 1%, after adjusting for the dilutive effect of the mid-year acquisition of Antargaz, they grew 12%.
- We raised our annual dividend rate nearly 10% to $1.25 per share.
- In addition to the Antargaz transaction, we completed seven acquisitions representing 38 million gallons in AmeriGas and expanded Flaga, our Austrian-based propane distributor, by nearly 20% with an acquisition as well.
- Excluding acquisitions, we made capital investments of approximately $134 million in our various businesses, including nearly $41 million in our utility businesses.
- We ended the year with $114.6 million of cash readily available for investment.
- We had strong customer growth in our Gas Utility and AmeriGas Propane units.
- Our Gas Utility was once again recognized by J. D. Power and Associates as being the top service provider among gas distribution companies in the East.

I have often repeated that excellent performance creates superior value for shareholders. Last year was no exception: the total return to our shareholders for the fiscal year ended September 30, 2004 was 33.5% compared to 19.5% posted by Standard & Poor's Utility Index. This marks the fourth consecutive year in which our total return meaningfully exceeded this benchmark.

Obviously, our shareholders have benefited from the disciplined and consistent approach we adopted in 1999. Since that time, UGI has earned the reputation of being an excellent operator and disciplined investor, combining both skills to deliver consistent growth and increasing value to our shareholders.

Looking back, I believe the adoption of our focused strategy in June 1999 to have been a watershed event. At that time, UGI conducted two principal businesses: a domestic propane distribution business and a mid-sized natural gas and electric utility. For the fiscal year that ended September 30, 1998, we had net income of approximately $40 million, earnings per share of $0.81, and we generated investable free cash flow (dividends from subsidiaries less our common dividend) of about $30 million. Over 80% of our net income was derived from one business unit, our regulated utilities. Our share price on September 30, 1998 (the end of our 1998 fiscal year) was $15.42 per share, our annualized dividend per share was $0.97, and our market capitalization was $759 million.

As we ended our 2004 fiscal year, just six years later, UGI has become a nearly $2 billion market capitalization distributor and marketer of energy products and services. During these six years, our share price increased nearly two and one-half times to $37.26, our dividend has grown to $1.25 per share, and we have provided our shareholders with a compound annual total return of 22.4%. In addition, our net income grew to $111.6 million, our earnings per share more than tripled to $2.57*, and we project that our average annual investable free cash flow will grow to approximately $80 million. Importantly, we now operate five healthy business segments and expect that in fiscal year 2005 only about one-third of our net income will come from our regulated utility business. By the time we end our 2005 fiscal year, our income will have nearly quadrupled from 1998 levels.

Clearly, UGI has come a long way over that six-year period. We have stayed the course and delivered on what we promised. UGI is not like any other company, nor do we aspire to be. We are unique because of the choices we have made, the actions we took and chose not to take, the mix of businesses we have built and the character that defines us.

While we obviously are proud of what we've accomplished, our focus remains on the future and the many opportunities that lie ahead. I certainly believe that we have built a strong framework for long-term continued success. We will continue our disciplined approach to our businesses. For us, that discipline takes the form of identifying critical priorities, directing resources to achieving those priorities and then measuring and holding ourselves accountable for significant progress in doing so.

The UGI of the future will build on the success of the past and will do so one step at a time. We will move forward by investing in internal and acquisition growth in our core businesses, both domestic and international; making improvements in the operation of those businesses and in the products and services they offer; and giving our customers the kind of service that sets us apart from our competitors. We will continue to demonstrate that we can be nimble, make smart decisions and stay focused.

However, nothing is more important to our future than a strong, committed and engaged workforce. There is no greater evidence of this than the performance of UGI's employees over the past six-years. UGI's employees are the best guarantee of reliable, sustained growth. Whether creating and executing strategies, or developing relationships with customers to better serve them, UGI people prove themselves on a day-in, day-out basis to be the Company's greatest asset. You could not place your trust in a better group of people.

Similarly, our Board of Directors is an immensely important asset to you. Directors are most valuable when they exercise informed, independent judgment. We support this by providing them not only with information in a timely manner, but also with an environment for that information to be openly analyzed, discussed and acted upon. I want to express my appreciation to the members of our Board for their commitment to their responsibilities, their wisdom and their passion for UGI and its businesses.

We will not be satisfied until we've established UGI as the supplier of choice for our customers, the investment of choice for our shareholders, and the workplace of choice for our employees. I look forward to reporting our progress to you in the future as we strive to achieve this lofty goal, one step at a time!



Lon R. Greenberg
Chairman, President and
Chief Executive Officer

December 7, 2004

* Adjusted to eliminate 26 cents per share of dilution associated with the mid-year acquisition of 80% of Antargaz in fiscal 2004.



AmeriGas

Another Step Forward:
Disciplined Growth in AmeriGas

AmeriGas is the largest retail propane marketer in the nation. This year we took several steps forward to maintain our industry leadership. We acquired seven propane companies, added 1,600 new PPX® pre-filled cylinder distribution locations and attracted thousands of new residential and commercial customers.

Domestic Propane

AmeriGas serves customers from more than 650 retail distribution locations in 46 states. Nearly 22,000 PPX® pre-filled grill cylinder exchange points allow customers convenient access to propane at well-known retailers and enhance awareness of the AmeriGas brand. In addition to being the largest propane distributor in the U.S., we strive to be the industry leader by being the safest, most reliable and most responsive marketer in the nation.

Strategies Drive Growth. Our adherence to our four growth strategies produced results during 2004. In particular we:

- Grew our scale and customer density through seven acquisitions, representing 38 million gallons in annualized sales;
- Grew our PPX® pre-filled grill cylinder exchange business by adding 1,600 new distribution points, primarily in home centers and chain retailers;
- Grew our strategic accounts business by 6%; and
- Grew our base business by retaining valued customers and by attracting thousands of new residential and commercial customers.

Continuous Improvement Efforts Yield Results. AmeriGas has a culture of continuous improvement. Each year we implement new ways to improve customer service and reduce costs, which help us maintain a competitive advantage. In 2004 we improved our reliability and responsiveness by enhancing our fuel forecasting process, offering extended store and service hours, and handling customer calls more quickly and effectively. We also continued our efforts to leverage our scale to gain purchasing efficiencies on everything from tanks to truck parts. In addition we began implementing a technology plan that will strengthen our customer service process, reduce costs and support our growth.

Price volatility is a concern of most energy users today. While the cost of all energy products has climbed in recent years, in many parts of the country propane still offers a 50% price advantage over electricity, underscoring both the cost advantage and the market growth potential of propane.

An important measure of the success of our efforts is customer satisfaction. Customer interaction surveys indicate that 97% of our customers are satisfied or very satisfied with AmeriGas. Results like these are attributable to the outstanding efforts of our employees.


AmeriGas
PROPANE
1075

Our 6,100 employees focus each day on making AmeriGas the most reliable, safest and most responsive propane company in the industry. The result is an outstanding safety record and customer satisfaction ratings of 97% on the service and installation work we provide.


antargaz
60 70 80

Another Step Forward: Global Expansion

In 2004 we took a significant step toward strengthening our European presence in retail propane by acquiring the remaining 80% ownership interest in Antargaz. Serving propane customers from 31 locations, Antargaz is one of the largest distributors of propane and butane in France.

International Propane

Antargaz is one of the four largest retail propane and butane distributors in France, delivering 336 million gallons annually to more than 220,000 residential, commercial, industrial, agricultural, motor fuel and cylinder exchange customers.

In March we took a major step forward by acquiring the remaining 80% interest in the company. Antargaz is now fully owned by UGI. Our French management team remained intact and continues to implement innovative marketing and sales approaches to grow Antargaz's business while controlling expenses. France is a mature retail market similar to the United States in many respects, and Antargaz's business has excellent cash flow characteristics. Our full ownership leverages our propane distribution operating expertise and enhances our platform for further growth in Europe.

Flaga is the largest propane and butane distributor in Austria and the Czech Republic and one of the largest distributors in Slovakia, selling approximately 35 million retail gallons of fuel annually. In September we made another step forward in our European growth when Flaga purchased the retail propane distribution business of BP in the Czech Republic. This acquisition will increase our annual sales volume by about 20% and better positions us to expand our presence in Central and Eastern Europe, where the market for propane is growing several times faster than in the United States.

Flaga's management successfully reduced operating expenses in 2004 and they continue to seek ways to operate more efficiently while growing the customer base through acquisitions and organic growth. We are actively pursuing potential expansion activities in neighboring countries.

Huayang Sales Company. We are a 50% owner in a retail propane distribution company in China with annual sales of approximately 22 million gallons. We continue to consider appropriate opportunities to expand in China commensurate with our scale and the evolution of the market.

Strategic Opportunities. Our global expansion remains focused on entering attractive markets, retaining an active role in operating each business, and investing where we retain a strong host country presence in the management team. We believe this strategy will continue to create long-term value for our shareholders.



Flaga's 2004 acquisition of BP's retail propane business in the Czech Republic was another step forward in pursuing growth in Central and Eastern Europe.



Another Step Forward:
Natural Gas Customer Growth

Record levels of residential and commercial growth can be attributed to a robust economy, a superior network of interstate highways and the low cost of living in our area. With our proximity to both New York and Philadelphia, our service territory is a desirable alternative for homeowners and businesses. In fact, *Expansion Management Magazine* included four of the cities we serve on their list of the Top 100 places to locate a business.

Natural Gas Distribution

Customer Growth Continues. Clean-burning and economical, natural gas continues to be the fuel of choice for more than 300,000 customers within our service area in eastern Pennsylvania. Consumer preference for gas enabled us to add more than 10,500 residential heating customers and nearly 1,200 commercial/industrial customers in 2004. Our market share in new residential developments exceeds 99% where gas is available.

Successful Expense Management Initiatives. It is our goal to keep expense growth to less than the rate of inflation; doing so minimizes upward pressure on customer rates. We have been able to achieve this goal by managing effectively and prudently investing in equipment and technology. For example we continued our implementation of a new distribution asset management system to make us more efficient and more responsive to customer needs. We continue to develop innovative and efficient construction and maintenance techniques which decreases work time, minimizes customer disruption and reduces expenses. Finally, we launched a business enhancement initiative to develop highly effective business practices and processes. One area in which our employees already have the best practices is safety. In 2004, we earned an industry award for having the lowest disability injury and illness rate.

Upgrading Our Infrastructure to Ensure Reliability and Growth.
In 2004 we continued to invest in projects that allow us to provide better service and maintain reliability. For example we improved our distribution network by adding approximately 130 miles of new gas mains to our system to reinforce infrastructure and to support growth. We also launched a multi-year program to update our Information Systems architecture to meet the evolving needs of our business. Upgrades to our financial systems will enable us to better serve customers, vendors and employees.

Setting Records in Customer Satisfaction. UGI has consistently made customer satisfaction a priority. In fact our Gas Utility ranked highest in customer satisfaction among gas utilities in the Eastern U.S. for the second year in a row, according to a recent independent customer study conducted by J.D. Power and Associates.* The overall customer satisfaction measurement used among the largest local gas distribution companies in the country was based on five factors: company image, price and value, billing and payment, field service and customer service. UGI was the only gas utility in the country to receive the top score in its region in both 2003 and 2004.


UGI
GAS SERVICE

* J.D. Power and Associates 2003-2004 Natural Gas Customer Satisfaction Studies.SM 2004 study based on responses from 11,253 natural gas customers. In the Eastern U.S., 16 utilities were ranked in the study.

In 2004 our employees earned the American Gas Association's Safety Achievement Award for having the lowest disability injury and illness rate among large combination utilities.



Another Step Forward: Growth in Electric Generation

We added to our electric capacity last year by increasing our ownership in the generation at Conemaugh Station near Johnstown, Pennsylvania. These generation assets helped to contribute to our earnings growth in 2004.

Electric Distribution

Working to Ensure Reliable Service and Fair Rates. We provide reliable electric distribution service to 62,000 customers in northeastern Pennsylvania.

To minimize the impact of energy price volatility, we sought to ensure stable rates for our customers by offering two- and three-year price protection plans. This effort has been quite successful: more than 30% of our customers participate in these plans.

In 2004 we began to utilize technology to help us serve customers more effectively. New field design software, available to employees using personal digital assistants (PDAs), overlays mapping software with customer data and system information such as pole, transformer and meter location. In the coming year we will invest more than $4 million to expand our Mountain substation, which will help support future growth and ensure reliability for customers.

Energy Services

Diverse Mix of Generation Assets. Our unregulated electric generation portfolio consists of 148-megawatts of base load and peaking assets. We own a 102-megawatt portion of the generation at Conemaugh Station, a coal-fired generating facility near Johnstown, Pennsylvania. We also own a 24-megawatt portion of a coal-fired generating station and a 22-megawatt portion of a natural gas combustion turbine peaking facility, both located in Hunlock Creek, Pennsylvania. We currently sell our power through a combination of fixed and spot sales to wholesale and retail power customers including the region's PJM Interchange.

GASMARK® Increases Volume by 28% and Expands Product Line. GASMARK, the energy marketing business of UGI Energy Services, Inc., is one of the largest energy marketers on the east coast, serving 5,400 medium- to large-sized commercial and industrial customers on 32 gas utility systems in eight states. We are a full-service energy supplier, selling natural gas, electricity, propane and heating oil to meet our customers' complete energy needs. Natural gas volume sold increased by 28% over the prior year due to strong organic growth, high customer retention rates and the full-year impact of the 2003 acquisition of the retail marketing business of TXU Energy.

We now offer energy management services to provide our expertise to clients who want to better control their



Our Electric Service employees work to ensure the reliability of our electric distribution system. Their efforts helped to keep customer satisfaction levels high in 2004.

energy costs. Our services include energy audits, energy procurement and contract consulting and advice on equipment selection and service. In cooperation with our HVAC service affiliate, we also market energy monitoring systems which allow commercial and industrial customers to employ wireless monitoring of their energy delivery systems and fuel consumption.

GASMARK has maintained annual growth rates of over 22% since 1996. In order to continue our growth, we will focus on adding assets that are complementary to our regional commodity marketing business, including expanding our electric generation and gas peaking capacity, adding special purpose pipelines and constructing new terminals.

Peak Gas Supply Assets Help Maintain Earnings Growth. We are investing in and managing assets to meet regional natural gas peak supply needs. At our liquefied natural gas (LNG) plant we super-cool and liquefy natural gas and store it for times of peak demand. We sell and transport the LNG by truck to other gas utilities or return the LNG to a vapor and move it through the pipeline. Our three propane air mixing plants capitalize on the similarity and interchangeability of propane and natural gas. A propane air mixture is blended with natural gas and returned to the natural gas pipeline to increase capacity during periods of peak demand.

We are improving the storage and transportation capability of these plants and we are evaluating the feasibility of adding new peak-supply assets. These products can serve UGI Utilities, AmeriGas or be sold to other end users through our GASMARK® energy marketing business.

HVAC Subsidiary Increases Revenues by 25%. Our heating, ventilating, air conditioning and refrigeration business today services more than 100,000 residential, commercial and industrial customers in southeastern Pennsylvania and northern Delaware. In early 2004 we took another step forward when we purchased a commercial and industrial refrigeration company, which complements our other service lines and nearly doubles our refrigeration business. We intend to expand our customer base organically and by making acquisitions that complement or broaden our capabilities.




ServiceMark
800-474-5200

Another Step Forward: Integrated Regional Growth

We are committed to maintaining earnings growth through the selective acquisition and expansion of assets needed to insure peak day supply reliability. Our liquefied natural gas plant (pictured above) allows us to liquefy and store natural gas to resell during times of peak energy needs. We also continue to grow our HVAC service business, which operates in many areas under the name of ServiceMark.™

Financial Review

Business Overview

UGI Corporation ("UGI") is a holding company that distributes and markets energy products and related services through subsidiaries and joint-venture affiliates. We are a domestic and international distributor of propane and butane-based liquefied petroleum gases (collectively, "LPG"); a provider of natural gas and electric service through regulated local distribution utilities; a generator of electricity through our ownership interests in electric generation facilities; a regional marketer of energy commodities; and a provider of heating and cooling services.

We conduct a national propane distribution business through AmeriGas Partners, L.P. ("AmeriGas Partners") and its principal operating subsidiaries AmeriGas Propane, L.P. ("AmeriGas OLP") and AmeriGas Eagle Propane, L.P. ("Eagle OLP"). At September 30, 2004, UGI, through its wholly owned second-tier subsidiary AmeriGas Propane, Inc. (the "General Partner"), held an approximate 46% effective interest in AmeriGas Partners. We refer to AmeriGas Partners and its subsidiaries together as "the Partnership" and the General Partner and its subsidiaries, including the Partnership, as "AmeriGas Propane."

Our wholly owned subsidiary UGI Enterprises, Inc. ("Enterprises") (1) conducts an LPG distribution business in France; (2) conducts an LPG distribution business in Austria, the Czech Republic and Slovakia ("FLAGA"); and (3) participates in an LPG joint-venture business in the Nantong region of China. Our LPG distribution business in France is conducted through Antargaz, an operating subsidiary of AGZ Holding ("AGZ"), and its operating subsidiaries (collectively, "Antargaz"). We refer to our foreign operations collectively as "International Propane."

Our natural gas and electric distribution utilities are conducted through UGI Utilities, Inc. ("UGI Utilities"). UGI Utilities owns and operates a natural gas distribution utility ("Gas Utility") in parts of eastern and southeastern Pennsylvania and an electric distribution utility ("Electric Utility") in northeastern Pennsylvania. Gas Utility and Electric Utility are subject to regulation by the Pennsylvania Public Utility Commission ("PUC").

Enterprises also conducts an energy marketing business primarily in the Eastern region of the United States through its wholly owned subsidiary, UGI Energy Services, Inc. ("Energy Services"). Energy Services' wholly owned subsidiary UGI Development Company ("UGID") and UGID's joint-venture affiliate Hunlock Creek Energy Ventures ("Energy Ventures") own interests in Pennsylvania-based electric generation assets. Prior to its transfer to Energy Services in June 2003, UGID was a wholly owned subsidiary of UGI Utilities. Through other subsidiaries, Enterprises owns and operates a heating, ventilation, air-conditioning and refrigeration service business in the Middle Atlantic states ("HVAC/R").

This Financial Review should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements including the reportable segment information included in Note 19.

Results of Operations

Executive Overview

Fiscal 2004 marked another year of earnings growth as we continued to focus on our core competencies as a marketer and distributor of energy products and services.

On March 31, 2004, we purchased the remaining 80.5% ownership interest in AGZ that we did not already own ("Antargaz Acquisition"). AGZ is the parent company of Antargaz, a leading distributor of LPG in France. This transaction was $0.26 per share dilutive in 2004 due to the following factors. First, we incurred a $9.1 million pre-tax foreign exchange loss ($0.13 per diluted share) as we fixed the euro-denominated purchase price in dollars. Second, we issued 7.8 million shares of our common stock in March ($0.22 per diluted share) to finance part of the acquisition. Partially offsetting the first two items were the additional Antargaz earnings ($0.09 per diluted share) after March 31, 2004 resulting from our increased ownership. The Antargaz Acquisition has also significantly changed our business. In Fiscal 2005, assuming normal weather, we expect our domestic and international LPG operations collectively to represent approximately one-half of our net income and our utility business operations to represent about one-third.

Winter weather conditions in the United States and Europe are the most important variables affecting our annual earnings performance. This is because a substantial portion of the energy products we sell are used in heating applications.

2004 Compared with 2003

Consolidated Results

Effective October 1, 2003, our Energy Services segment includes the operating results of Energy Services' gas marketing business as well as UGID's electric generation business. Prior-year amounts have been restated to be consistent with the current period presentation.

	2004		2003		Variance–Favorable (Unfavorable)	
	Net Income	**% of total Net Income**	Net Income	% of total Net Income	Net Income	% change
(Millions of dollars)						
AmeriGas Propane	**$ 29.4**	**26.3%**	$23.2	23.5%	$ 6.2	26.7%
International Propane	**13.3**	**11.9%**	3.6	3.6%	9.7	N.M.
Gas Utility	**37.9**	**34.0%**	48.0	48.5%	(10.1)	(21.0)%
Electric Utility	**11.0**	**9.9%**	10.6	10.7%	0.4	3.8%
Energy Services	**18.2**	**16.3%**	11.2	11.3%	7.0	62.5%
Corporate & Other	**1.8**	**1.6%**	2.3	2.3%	(0.5)	(21.7)%
Total	**$111.6**	**100.0%**	$98.9	100.0%	$ 12.7	12.8%

N.M. – Due to the Antargaz Acquisition, variance is not meaningful.

The following table presents certain financial and statistical information for our principal businesses for Fiscal 2004 and Fiscal 2003:

	2004	2003	Increase (Decrease)	
(Millions of dollars)				
AmeriGas Propane:				
Revenues	**$1,775.9**	$1,628.4	$147.5	9.1%
Total margin (a)	**$ 746.7**	$ 718.1	$ 28.6	4.0%
Partnership EBITDA (b)	**$ 255.9**	$ 234.4	$ 21.5	9.2%
Operating income	**$ 176.0**	$ 164.5	$ 11.5	7.0%
Retail gallons sold (millions)	**1,059.1**	1,074.9	(15.8)	(1.5)%
Degree days - % (warmer) colder than normal (c)	**(4.9)%**	0.2%	–	–
International Propane:				
Revenues	**$ 333.4**	$ 54.5	$278.9	N.M.
Total margin (a)	**$ 195.4**	$ 27.1	$168.3	N.M.
Operating income	**$ 20.5**	$ 0.7	$ 19.8	N.M.
Income from equity investees	**$ 10.6**	$ 5.9	$ 4.7	N.M.
Income before income taxes	**$ 13.7**	$ 2.5	$ 11.2	N.M.
Gas Utility:				
Revenues	**$ 560.4**	$ 539.9	$ 20.5	3.8%
Total margin (a)	**$ 191.5**	$ 196.9	$ (5.4)	(2.7)%
Operating income	**$ 80.1**	$ 96.1	$ (16.0)	(16.6)%
Income before income taxes	**$ 64.2**	$ 80.7	$ (16.5)	(20.4)%
System throughput - billions of cubic feet ("bcf")	**82.2**	83.8	(1.6)	(1.9)%
Degree days - % (warmer) colder than normal	**(2.9)%**	7.0%	–	–
Electric Utility:				
Revenues	**$ 89.7**	$ 88.8	$ 0.9	1.0%
Total margin (a)	**$ 41.6**	$ 40.3	$ 1.3	3.2%
Operating income	**$ 20.9**	$ 20.3	$ 0.6	3.0%
Income before income taxes	**$ 18.9**	$ 18.0	$ 0.9	5.0%
Distribution sales - millions of kilowatt hours ("gwh")	**983.9**	980.0	3.9	0.4%
Energy Services:				
Revenues	**$ 967.2**	$ 668.0	$299.2	44.8%
Total margin (a)	**$ 55.0**	$ 35.6	$ 19.4	54.5%
Operating Income	**$ 31.1**	$ 19.2	$ 11.9	62.0%
Income before income taxes	**$ 31.1**	$ 19.2	$ 11.9	62.0%

N.M. – Due to the Antargaz Acquisition, variance is not meaningful.

(a) Total margin represents total revenues less total cost of sales and, with respect to Electric Utility, revenue-related taxes, i.e. Electric Utility gross receipts taxes of $4.8 million in both Fiscal 2004 and Fiscal 2003. For financial statement purposes, revenue-related taxes are included in "Utility taxes other than income taxes" on the Consolidated Statements of Income.

(b) Partnership EBITDA (earnings before interest expense, income taxes and depreciation and amortization) should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. Management uses Partnership EBITDA as the primary measure of segment profitability for the AmeriGas Propane reportable segment (see Note 19 to Consolidated Financial Statements).

(c) Deviation from average heating degree days based upon national weather statistics provided by the National Oceanic and Atmospheric Administration ("NOAA") for 335 airports in the United States, excluding Alaska.

AmeriGas Propane. Based upon heating degree day data, temperatures in Fiscal 2004 were 4.9% warmer than normal compared to temperatures that were essentially normal in Fiscal 2003. Retail propane volumes sold during Fiscal 2004 decreased slightly compared to Fiscal 2003 as the effects of warmer than normal winter weather more than offset volume growth from acquisitions, principally the October 2003 acquisition of Horizon Propane LLC ("Horizon Propane"). In addition, Fiscal 2004 retail propane volumes were also negatively affected by customer conservation driven by record-high propane product costs. Low margin wholesale volumes increased primarily reflecting greater product cost hedging activities.

Retail propane revenues increased $104.6 million as a $124.8 million increase due to higher average selling prices was partially offset by a $20.2 million decrease due to the lower retail volumes sold. Wholesale propane revenues increased $32.5 million reflecting (1) a $23.3 million increase due to higher average selling prices and (2) a $9.2 million increase due to the higher volumes sold relating to product cost hedging activities. In Fiscal 2004, the propane industry experienced sustained higher propane product costs which resulted in higher average retail and wholesale selling prices. Total propane cost of sales increased $115.4 million principally reflecting the effects of significantly higher propane product costs.

Despite lower retail volumes sold as a result of the warmer weather, total margin increased $28.6 million due to higher average retail propane margins per gallon and greater margin from non-propane sales and services. As a result of significantly higher propane product costs, the Partnership increased average retail selling prices realizing higher average margins per gallon while remaining competitive in the marketplace. Average margin per gallon associated with the Partnership's Prefilled Propane Xchange program ("PPX®") decreased in Fiscal 2004 as selling prices were lowered in response to competition in the marketplace. The effects of lower average PPX® selling prices on PPX® margin per gallon were partially offset by effective cost management initiatives. Margin from non-propane sales and services increased $6.9 million principally reflecting higher margin from tank rentals, PPX® cylinder sales and hauling and terminal sales and services.

Partnership EBITDA increased $21.5 million in Fiscal 2004 reflecting (1) the previously mentioned increase in total margin, (2) the absence of a $3.0 million loss on extinguishment of long-term debt incurred in Fiscal 2003, and (3) a $2.8 million increase in other income. These increases were partially offset by a $12.6 million increase in operating and administrative expenses principally due to higher compensation, distribution, administrative and general insurance expenses partially offset by the absence of $3.8 million of expenses associated with initiating the management realignment in Fiscal 2003 and the continued beneficial effects on Fiscal 2004 operating expenses of the realignment. Other income in Fiscal 2004 increased principally due to greater income from finance charges.

Operating income in Fiscal 2004 increased $11.5 million as the previously mentioned increases in margin and other income were partially offset by (1) higher depreciation and amortization expense related to recent acquisitions, (2) higher depreciation associated with PPX® and (3) the aforementioned increase in operating expenses.

International Propane. International Propane results of operations in Fiscal 2004 have significantly increased compared to Fiscal 2003 due to the consolidation of all of Antargaz' operations beginning April 1, 2004 as a result of the Antargaz Acquisition. Antargaz' revenues, total margin and operating income from April 1, 2004 to September 30, 2004 were $270.8 million, $164.8 million and $15.1 million, respectively. During the twelve months ended September 30, 2004, Antargaz sold approximately 336 million gallons of LPG while experiencing weather that was 5% warmer than normal compared to 342 million gallons sold and weather that was 11% warmer than normal during the twelve months ended September 30, 2003. Despite the improved weather in Fiscal 2004 compared to Fiscal 2003, volumes declined due primarily to lower high volume, low margin sales principally to crop-drying customers. International Propane's revenues increased significantly during Fiscal 2004 principally due to including all of Antargaz' results of operations on a consolidated basis beginning April 1, 2004. FLAGA's revenues increased $8.1 million in Fiscal 2004 due to the effects of an approximately 12% stronger euro on slightly higher base-currency revenues despite lower volumes sold. International Propane total margin increased primarily due to the Antargaz Acquisition and a $3.5 million increase in FLAGA's margin. FLAGA's margin increased in Fiscal 2004 as a result of the effects of a stronger euro on slightly improved base-currency margin.

The increase in International Propane operating income principally reflects the previously mentioned increases in margin partially offset by (1) higher operating expenses resulting from the Antargaz Acquisition and (2) a loss of $9.1 million resulting from the settlement of contracts for the forward purchase of euros used to fund a portion of the purchase price of the Antargaz Acquisition. FLAGA's operating income increased during Fiscal 2004 primarily reflecting lower operating expenses as a result of cost reduction initiatives partially offset by the effects of a stronger euro.

International Propane income from equity investees in Fiscal 2004 includes equity investee income from our 19.5% ownership interest in AGZ through March 31, 2004. The $4.7 million increase over Fiscal 2003 primarily reflects higher income from AGZ resulting from (1) the effects of colder weather during the Fiscal 2004 winter heating season and (2) lower base-currency LPG product costs partially offset by the effect of the stronger euro.

The increase in International Propane income before income taxes reflects the combined increase in Antargaz' results as an equity investee and on a consolidated basis and the previously mentioned increase in FLAGA's operating income partially offset by greater interest expense resulting from the Antargaz Acquisition.

Gas Utility. Weather in Gas Utility's service territory based upon heating degree days was 2.9% warmer than normal in Fiscal 2004 compared with weather that was 7.0% colder than normal in Fiscal 2003. Total distribution system throughput decreased 1.6 bcf or 1.9% as the adverse effects of the warmer weather on heating-related sales to firm- residential, commercial and industrial ("retail core-market") customers were partially offset by greater volumes transported for delivery service customers and the volume effects of year-over-year retail core-market customer growth. The increase in Gas Utility revenues during Fiscal 2004 includes a $20.1 million increase in revenues from off-system sales partially offset by lower retail core-market and delivery service revenues. The decline in retail core-market revenues reflects the effects of the reduced retail core-market volumes partially offset by higher average purchased gas cost ("PGC") rates reflecting higher natural gas costs. Gas Utility's cost of gas was $368.9 million in Fiscal 2004 compared to $343.0 million in Fiscal 2003 reflecting greater cost of gas associated with the higher off-system sales and the higher average retail core-market PGC rates partially offset by the effects of the lower retail core-market volumes sold. Increases or decreases in Gas Utility's cost of gas associated with retail core-market customers result from changes in retail core-market volumes, the price of the gas purchased and the level of gas costs collected through the PGC recovery mechanism. Under this recovery mechanism, Gas Utility records the cost of gas associated with sales to retail core-market customers equal to the amount included in rates and defers the difference on the balance sheet as a regulatory asset or liability representing an amount to be collected from or refunded to customers in a future period. As a result, increases or decreases in the cost of gas associated with retail core-market customers have no direct effect on retail core-market margin.

Gas Utility total margin declined $5.4 million principally reflecting a $4.0 million decline in retail core-market margin and the effects of lower margins on delivery-service.

Gas Utility operating income declined $16.0 million in Fiscal 2004 principally reflecting the previously mentioned decline in total margin, lower other income and higher operating and administrative expenses. Other income declined $5.4 million due in large part to a decline in non-tariff service income, costs related to settling a regulatory claim and the absence of pension income in Fiscal 2004. Operating and administrative expenses increased $3.8 million due primarily to higher compensation and benefits expense, including the effects of a lump-sum payment made to a participant of UGI Utilities' unfunded executive retirement plan, partially offset by the absence of costs related to settling an environmental claim recorded in the prior year and lower Fiscal 2004 distribution system maintenance expenses. The decrease in Gas Utility income before income taxes reflects the decline in operating income and slightly higher interest expense in Fiscal 2004 resulting from classifying dividends paid on preferred shares subject to mandatory redemption as interest expense beginning July 1, 2003, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150").

Electric Utility. Electric Utility's Fiscal 2004 kilowatt-hour sales were slightly higher than in Fiscal 2003 due in large part to greater air-conditioning sales partially offset by the adverse effects of slightly warmer winter weather on heating-related sales.

The increase in Electric Utility revenues in Fiscal 2004 reflects the higher kilowatt-hour sales and higher rates. Electric Utility's cost of sales declined $0.4 million in Fiscal 2004 reflecting lower Electric Utility purchased power costs.

Electric Utility total margin in Fiscal 2004 increased $1.3 million reflecting the previously mentioned increase in revenues and decrease in purchased power costs. Operating income was higher in Fiscal 2004 reflecting the increase in total margin partially offset by slightly higher operating and administrative expenses and lower other income. The increase in income before income taxes reflects the increase in total operating income and slightly lower interest expense.

Energy Services. The increase in Energy Services revenues in Fiscal 2004 resulted primarily from (1) a 30% increase in natural gas volumes sold due in large part to the full year effect of the March 2003 acquisition of the northeastern U.S. gas marketing business of TXU Energy Retail Company, L.P., a subsidiary of TXU Energy (the "TXU Energy Acquisition"), and to a lesser extent customer growth, (2) the full year effect of UGID's June 2003 purchase of an additional 4.9% (83 megawatt) interest in the Conemaugh electric generation station located near Johnstown, Pennsylvania ("Conemaugh"), and (3) higher natural gas and power prices. Energy Services total margin in Fiscal 2004 grew $19.3 million over Fiscal 2003. The total margin increase contributed by UGID's electric generation business was $10.5 million primarily reflecting the additional interest in Conemaugh and the previously mentioned higher power prices. The remaining increase in Energy Services total margin in Fiscal 2004, generated by Energy Services' gas marketing business, reflects the higher natural gas volumes sold and winter peaking services.

The increase in Energy Services income before income taxes principally reflects the previously mentioned increase in total margin partially offset by higher operating expenses resulting from our purchase of the additional interest in Conemaugh and the TXU Energy Acquisition.

Interest Expense and Income Taxes. Interest expense increased to $119.1 million in Fiscal 2004 from $109.2 million in Fiscal 2003 due to significantly higher International Propane interest expense as a result of the Antargaz Acquisition partially offset by lower AmeriGas Propane interest expense. The Company's effective income tax rate was 36.6% in Fiscal 2004 and 37.8% in Fiscal 2003.

2003 Compared with 2002

Consolidated Results

	2003		2002		Variance— Favorable (Unfavorable)	
	Net Income	% of total Net Income	Net Income	% of total Net Income	Net Income	% Change
(Millions of dollars)						
AmeriGas Propane	$23.2	23.5%	$17.4	23.0%	$ 5.8	33.3%
Gas Utility	48.0	48.5%	36.4	48.2%	11.6	31.9%
Electric Utility	10.6	10.7%	5.3	7.0%	5.3	100.0%
Energy Services	11.2	11.3%	7.3	9.7%	3.9	53.4%
International Propane	3.6	3.6%	7.5	9.9%	(3.9)	(52.0)%
Corporate & Other	2.3	2.3%	1.6	2.1%	0.7	43.8%
Total	$98.9	100.0%	$75.5	100.0%	$23.4	31.0%

Net income was higher in Fiscal 2003 reflecting the effects of colder heating-season weather in our Gas Utility, Electric Utility and AmeriGas Propane service territories and the effects of acquisitions and other growth initiatives in our electric generation and Energy Services businesses. This improved performance was partially offset by a decline in FLAGA's Fiscal 2003 results and the absence of income from our debt investments in AGZ redeemed in July 2002.

The following table presents certain financial and statistical information by our principal businesses for Fiscal 2003 and Fiscal 2002:

	2003	2002	Increase (Decrease)	
(Millions of dollars)				
AmeriGas Propane:				
Revenues	$1,628.4	$1,307.9	$ 320.5	24.5%
Total margin	$ 718.1	$ 654.8	$ 63.3	9.7%
Partnership EBITDA	$ 234.4	$ 209.6	$ 24.8	11.8%
Operating income	$ 164.5	$ 145.0	$ 19.5	13.4%
Retail gallons sold (millions)	1,074.9	987.5	87.4	8.9%
Degree days - % colder (warmer) than normal	0.2%	(10.0)%	–	–
Gas Utility:				
Revenues	$ 539.9	$ 404.5	$ 135.4	33.5%
Total margin	$ 196.9	$ 162.9	$ 34.0	20.9%
Operating income	$ 96.1	$ 77.1	$ 19.0	24.6%
Income before income taxes	$ 80.7	$ 62.9	$ 17.8	28.3%
System throughput - billions of cubic feet ("bcf")	83.8	70.5	13.3	18.9%
Degree days - % colder (warmer) than normal	7.0%	(17.4)%	–	–
Electric Utility:				
Revenues	$ 88.8	$ 83.5	$ 5.3	6.3%
Total margin (a)	$ 40.3	$ 30.2	$ 10.1	33.4%
Operating income	$ 20.3	$ 11.7	$ 8.6	73.5%
Income before income taxes	$ 18.0	$ 9.3	$ 8.7	93.5%
Distribution sales - millions of kilowatt hours ("gwh")	980.0	933.6	46.4	5.0%
Energy Services:				
Revenues	$ 668.0	$ 344.8	$ 323.2	93.7%
Total margin	$ 35.6	$ 24.1	$ 11.5	47.7%
Operating income	$ 19.2	$ 12.6	$ 6.6	52.4%
Income before income taxes	$ 19.2	$ 12.6	$ 6.6	52.4%
International Propane:				
Revenues	$ 54.5	$ 46.7	$ 7.8	16.7%
Total margin	$ 27.1	$ 24.1	$ 3.0	12.4%
Operating income	$ 0.7	$ 3.9	$ (3.2)	(82.1)%
Income from equity investees	$ 5.9	$ 8.3	$ (2.4)	(28.9)%
Income before income taxes	$ 2.5	$ 8.0	$ (5.5)	(68.8)%

(a) Electric Utility total margin represents total revenues less cost of sales and Electric Utility gross receipts taxes of $4.8 million and $4.6 million in 2003 and 2002, respectively.

AmeriGas Propane. Weather based upon heating degree days was essentially normal during Fiscal 2003 compared to weather that was 10.0% warmer than normal in Fiscal 2002. Although temperatures nationwide averaged near normal during Fiscal 2003, our overall results reflect weather that was significantly warmer in the West and generally colder than normal in the East. Retail propane volumes sold increased 87.4 million gallons in Fiscal 2003 due principally to the effects of the colder weather and, to a much lesser extent, volume growth from acquisitions and customer growth. These increases were achieved notwithstanding the effects of price-induced customer conservation and, with respect to commercial and industrial customers, continued economic weakness.

Retail propane revenues increased $272.7 million reflecting (1) a $175.1 million increase due to higher average selling prices and (2) a $97.6 million increase due to the higher retail volumes sold. Wholesale propane revenues increased $38.3 million reflecting (1) a $31.7 million increase due to higher average selling prices and (2) a $6.6 million increase due to the higher volumes sold. The higher retail and wholesale selling prices reflect significantly higher propane product costs during Fiscal 2003 resulting from, among other things, higher crude oil and natural gas prices and lower propane inventories. Other revenues from ancillary sales and services were $125.8 million in Fiscal 2003 and $116.3 million in Fiscal 2002. Total cost of sales increased $257.2 million reflecting the higher propane product costs and higher volumes sold.

The $63.3 million increase in total margin is principally due to the higher propane gallons sold and, to a lesser extent, slightly higher average retail propane unit margins. Notwithstanding the previously mentioned significant increase in the commodity price of propane, retail propane unit margins were slightly higher than the prior year reflecting the effects of the higher average selling prices and the benefits of favorable propane product cost management activities.

Partnership EBITDA increased $24.8 million in Fiscal 2003 reflecting the previously mentioned increase in total margin and a $4.6 million increase in other income partially offset by a $40.6 million increase in Partnership operating and administrative expenses and a $2.3 million increase in losses associated with early extinguishments of long-term debt. Operating and administrative expenses increased principally due to higher medical and general insurance expenses, higher distribution expenses as a result of the previously mentioned greater retail volumes, and higher incentive compensation and uncollectible accounts expenses. In addition, the Partnership incurred $3.8 million of costs during Fiscal 2003 associated with a realignment of the Partnership's management structure announced in June 2003. Other income in Fiscal 2003 includes a gain of $1.1 million from the settlement of certain hedge contracts and greater income from finance charges and asset sales while other income in the prior year was reduced by a $2.1 million loss from declines in the value of propane commodity option contracts. Operating income in Fiscal 2003 increased less than the increase in Partnership EBITDA due to higher depreciation expense principally associated with PPX® partially offset by the previously mentioned increase in losses associated with early extinguishments of long-term debt.

Gas Utility. Weather in Gas Utility's service territory based upon heating degree days was 7.0% colder than normal during Fiscal 2003 compared to weather that was 17.4% warmer than normal during Fiscal 2002. The significantly colder weather resulted in higher heating-related sales to retail core-market customers and, to a lesser extent, greater volumes transported for residential, commercial and industrial delivery service customers. System throughput in Fiscal 2003 also benefited from a year-over-year increase in the number of customers.

Gas Utility revenues increased principally as a result of the previously mentioned greater retail core-market and delivery service volumes and higher average retail core-market PGC rates resulting from higher natural gas costs. Gas Utility cost of gas was $343.0 million in Fiscal 2003, an increase of $101.3 million from the prior year, reflecting the higher retail core-market volumes sold and the higher retail core-market PGC rates.

The increase in Gas Utility total margin principally reflects a $27.1 million increase in retail core-market total margin due to the higher retail core-market sales and increased margin from greater delivery service volumes.

The increase in Gas Utility operating income principally reflects the increase in total margin partially offset by a $12.7 million increase in operating and administrative expenses and lower other income. Fiscal 2003 operating and administrative expenses include higher costs associated with litigation-related costs and expenses, greater distribution system maintenance expenses, higher uncollectible accounts expenses and increased incentive compensation costs. Other income declined $3.2 million principally reflecting a $2.2 million decrease in pension income and lower interest income on PGC undercollections. The increase in Gas Utility income before income taxes reflects the increase in operating income offset by higher interest expense on PGC overcollections and, beginning July 1, 2003, the classification of dividends on preferred shares as a component of interest expense.

Electric Utility. Electric Utility's Fiscal 2003 kilowatt-hour distribution sales increased principally as a result of weather based upon heating degree days that was 8.4% colder than normal compared to weather that was 14.5% warmer than normal in the prior year.

The higher Electric Utility revenues reflect the previously mentioned increase in Electric Utility kilowatt-hour distribution sales. Beginning September 2002, Electric Utility began purchasing its power needs exclusively from third-party electricity suppliers under fixed-price energy and capacity contracts and, to a much lesser extent, on the spot market. Notwithstanding the increase in Electric Utility revenues, cost of sales decreased $5.0 million in Fiscal 2003 due to lower Electric Utility per-unit purchased power costs.

The increase in Electric Utility total margin principally reflects lower Electric Utility per-unit purchased power costs and the increase in Electric Utility sales. The higher Fiscal 2003 operating income reflects the greater total margin partially offset by higher operating and administrative expenses resulting from higher transmission and distribution expenses and a $0.4 million decrease in other income. The increase in Electric Utility income before income taxes reflects the increase in operating income and slightly lower interest expense.

Energy Services. The increase in Energy Services' revenues in Fiscal 2003 resulted from higher natural gas prices, and, to a lesser extent, a more than 40% increase in natural gas volumes sold due in large part to the March 2003 TXU Energy Acquisition and greater sales of electricity produced by UGID's electric generation assets. Prior to September 2002, UGID sold substantially all of the electricity it produced to Electric Utility with the associated revenue and margin eliminated in our consolidated results. Beginning September 2002, UGID began selling electric power produced from its interests in electricity generating facilities to third parties on the spot market. Additionally, the greater Fiscal 2003 UGID sales and revenues reflect UGID's June 2003 purchase of an additional 4.9% (83 megawatt) interest in Conemaugh. The greater Energy Services' Fiscal 2003 total margin reflects the increase in natural gas volumes sold partially offset by slightly lower average unit margins and margin from the greater sales of electricity produced by UGID's electric generation assets. The increase in total margin was partially offset by higher operating expenses resulting principally from the TXU Energy Acquisition, growth initiatives and our purchase of the additional interest in Conemaugh.

International Propane. FLAGA's revenues increased $7.8 million, notwithstanding a 5% decline in volumes sold, primarily reflecting the currency translation effects of a stronger euro and, to a lesser extent, higher average selling prices. Volumes were lower in Fiscal 2003 principally due to the loss of a high-volume, low unit margin customer and, to a lesser extent, price-induced conservation and continued weak economic activity. The increase in Fiscal 2003 total margin reflects the translation effects of the stronger euro. The decline in FLAGA's operating income, notwithstanding the increase in total margin, is substantially the result of the translation effects of the stronger euro on operating and administrative expenses and, to a lesser extent, higher base-currency expenses.

The decline in Fiscal 2003 earnings from our equity investees is principally a result of the July 2002 redemption of our debt investments in AGZ. Income from our debt investments in AGZ in Fiscal 2002 includes $0.9 million of interest income and a currency transaction gain of $1.6 million resulting from the early redemption of this euro-denominated debt in July 2002. Equity income from AGZ in Fiscal 2003 was comparable with Fiscal 2002, notwithstanding a decline in Antargaz' base-currency results, reflecting the effects of the stronger euro. The decline in International Propane income before income taxes reflects the combined decrease in FLAGA operating income and in our income from equity investees offset by slightly lower interest expense.

Interest Expense and Income Taxes. Interest expense was $109.2 million in Fiscal 2003 compared to $109.1 million in Fiscal 2002 as slightly higher UGI Utilities interest expense was partially offset by slightly lower Partnership interest expense. The Company's effective income tax rate was 37.8% in Fiscal 2003 and Fiscal 2002.

Financial Condition and Liquidity

Capitalization and Liquidity

Total cash, cash equivalents and short-term investments were $199.6 million at September 30, 2004 compared with $192.1 million at September 30, 2003. These amounts include $114.6 million and $116.3 million, respectively, of cash, cash equivalents and short-term investments readily available to UGI.

The primary sources of UGI's cash and short-term investments are the cash dividends it receives from its principal subsidiaries AmeriGas, Inc., UGI Utilities and Enterprises. AmeriGas, Inc.'s ability to pay dividends to UGI is largely dependent upon distributions it receives from AmeriGas Partners. At September 30, 2004, our approximately 46% effective ownership interest in the Partnership consisted of 24.5 million Common Units and a 2% general partner interest. Approximately 45 days after the end of each fiscal quarter, the Partnership distributes all of its Available Cash (as defined in the Third Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, the "Partnership Agreement") relating to such fiscal quarter. Since its formation in 1995, the Partnership has paid the Minimum Quarterly Distribution of $0.55 ("MQD") on all limited partner units outstanding. The amount of Available Cash needed annually to pay the MQD on all units and the general partner interests in Fiscal 2004, 2003 and 2002 was approximately $118 million, $112 million and $109 million, respectively. Based upon the number of Partnership units outstanding on September 30, 2004, the amount of Available Cash needed annually to pay the MQD on all units and the general partner interests is approximately $120 million. The ability of the Partnership to pay the MQD on all units depends upon a number of factors. These factors include (1) the level of Partnership earnings; (2) the cash needs of the Partnership's operations (including cash needed for maintaining and increasing operating capacity); (3) changes in operating working capital; and (4) the ability of the Partnership to borrow under its Credit Agreement, to refinance maturing debt and to increase its long-term debt. Some of these factors are affected by conditions beyond our control including weather, competition in markets we serve, the cost of propane and changes in capital market conditions.

Dividends from Enterprises' indirect subsidiary, Antargaz, are subject to restrictions under its debt agreements. During Fiscal 2004, the Senior Facilities Agreement was amended to permit AGZ to pay a one-time cumulative dividend of approximately $54.4 million which was based on 50% of AGZ's consolidated net income for the two-year period ended March 31, 2004. The amount of any dividends expected to be received, based on AGZ's consolidated net income for the period April 1, 2004 through September 30, 2004, is minimal. The earliest that dividends relating to AGZ's Fiscal 2005 consolidated net income can be received is during the first quarter of Fiscal 2006.

During Fiscal 2004, 2003 and 2002, AmeriGas, Inc., UGI Utilities and Enterprises paid cash dividends to UGI as follows:

Year Ended September 30,	**2004**	2003	2002
(Millions of dollars)			
AmeriGas, Inc.	**$ 39.0**	$44.7	$ 49.4
UGI Utilities	**45.0**	33.9	37.9
Enterprises	**69.4(a)**	7.1	23.6(b)
Total dividends to UGI	**$153.4**	$85.7	$110.9

(a) Includes dividend from Antargaz of $54.4 million.

(b) Includes $17.0 of the proceeds related to the redemption of debt investments in AGZ.

Dividends received by UGI are available to pay dividends on UGI Common Stock and for investment purposes.

On July 27, 2004, UGI's Board of Directors declared a quarterly dividend on UGI Common Stock of $0.3125 per share payable on October 1, 2004 to shareholders of record on August 31, 2004. UGI raised the annual dividend rate to $1.25 per share, or $0.3125 per share on a quarterly basis, from $1.14 per share, or $0.2850 per share on a quarterly basis, effective with this quarterly dividend.

AmeriGas Partners. The Partnership's debt outstanding at September 30, 2004 totaled $901.4 million. There were no amounts outstanding under AmeriGas OLP's Credit Agreement at September 30, 2004.

AmeriGas OLP's Credit Agreement expires on October 15, 2008 and consists of (1) a $100 million Revolving Credit Facility and (2) a $75 million Acquisition Facility. The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75 million to finance the purchase of propane businesses or propane business assets or, to the extent it is not so used, for working capital and general purposes, subject to restrictions in the AmeriGas Partners Senior Notes indentures. Issued and outstanding letters of credit under the Revolving Credit Facility, which reduce the amount available for borrowings, totaled $45.9 million at September 30, 2004. AmeriGas OLP's short-term borrowing needs are seasonal and are typically greatest during the fall and winter heating-season months due to the need to fund higher levels of working capital.

AmeriGas OLP also has a credit agreement with the General Partner to borrow up to $20 million on an unsecured, subordinated basis, for working capital and general purposes. UGI has agreed to contribute up to $20 million to the General Partner to fund such borrowings.

AmeriGas Partners periodically issues debt and equity securities and expects to continue to do so. It has issued debt securities and common units in underwritten public offerings in each of the last three fiscal years. Most recently it issued debt securities in April 2004 and common units in May 2004, both in underwritten public offerings. Proceeds of its public offerings are used by the Partnership to reduce indebtedness and for general Partnership purposes, including funding acquisitions. AmeriGas Partners has effective debt and equity shelf registration statements with the U.S. Securities and Exchange Commission ("SEC") under which it may issue up to an additional (1) 1.4 million AmeriGas Partners Common Units and (2) up to $446.2 million of debt or equity pursuant to an unallocated shelf registration statement.

AmeriGas OLP must maintain certain financial ratios in order to borrow under its Credit Agreement including a minimum interest coverage ratio and a maximum debt to EBITDA ratio, as defined. AmeriGas OLP's ratios calculated as of September 30, 2004 permit it to borrow up to the maximum amount available. For a more detailed discussion of the Partnership's credit facilities, see Note 4 to Consolidated Financial Statements. Based upon existing cash balances, cash expected to be generated from operations, borrowings available under its Credit Agreement, and the expected refinancing of its maturing long-term debt, the Partnership's management believes that the Partnership will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2005.

International Propane. At September 30, 2004, Antargaz had total debt outstanding of $474.5 million. There were no amounts outstanding under the revolver portion of the Senior Facilities Agreement at September 30, 2004.

Antargaz' Senior Facilities Agreement expires June 30, 2008 and consists of (1) a euro-denominated variable-rate term loan and (2) a €50 million revolver. At September 30, 2004, there was €193 million ($240.0 million) outstanding under the term loan. Principal payments of €9 million on the term loan are due semi-annually on March 31 and September 30 each year with final payments of €39 million and €100 million due March 31, 2008 and June 30, 2008, respectively. The Senior Facilities term loan has been collateralized by substantially all of Antargaz' shares in its subsidiaries, its equity investee and by substantially all of its accounts receivable.

In July 2002, AGZ issued €165 million of 10% Senior Notes due 2011 (the "High Yield Bonds"), through one of its subsidiaries, AGZ Finance ("AGZ Finance"). Interest on the High Yield Bonds is payable semi-annually on January 15 and July 15. AGZ Finance may redeem the bonds in whole or in part at a premium commencing July 2006. The High Yield Bonds are listed on the Luxembourg Exchange. Antargaz' management believes that it will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2005 principally with cash generated from operations.

The Senior Facilities Agreement and the Trust Deed, dated July 23, 2002, among AGZ Finance, as issuer, AGZ, as guarantor, and the Bank of New York, as trustee, ("Trust Deed") relating to the High Yield Bonds, restrict the ability of AGZ to, among other things, incur additional indebtedness, make investments, incur liens, prepay indebtedness, and effect mergers, consolidations and sales of assets. Under these agreements, AGZ is generally permitted to make restricted payments, such as dividends, equal to 50% of consolidated net income, as defined in each respective agreement, for (1) the immediately preceding fiscal year, in the case of the Senior Facilities Agreement, and (2) on a cumulative basis since July 2002, in the case of the Trust Deed, if no event of default exists or would exist upon payment of such restricted payment. Also, see Note 4 to Consolidated Financial Statements.

FLAGA has a €15 million working capital loan commitment from a European bank expiring in November 2005. Borrowings under the working capital facility totaled €13.8 million ($17.2 million) at September 30, 2004. Debt issued under this agreement, as well as $71.5 million of acquisition and special purpose debt of FLAGA, are subject to guarantees of UGI. For a more detailed discussion of FLAGA's debt, see Note 4 to Consolidated Financial Statements. FLAGA's management expects to repay long-term debt maturing in Fiscal 2005 of approximately $11.6 million principally through cash generated from operations and capital contributions from UGI.

UGI Utilities. UGI Utilities' debt outstanding totaled $278.1 million at September 30, 2004. Included in this amount is $60.9 million under revolving credit agreements.

UGI Utilities has revolving credit commitments under which it may borrow up to a total of $110 million. These agreements are currently scheduled to expire in June 2007. In addition, UGI Utilities has an uncommitted arrangement with a major bank from which it may borrow up to $20 million. At September 30, 2004, there were no borrowings outstanding under this arrangement. Amounts outstanding under the revolving credit agreements and the uncommitted arrangement are classified as bank loans on the Consolidated Balance Sheets. The revolving credit agreements have restrictions on such items as total debt, debt service and payments for investments. On October 1, 2004, all 200,000 shares of UGI Utilities' $7.75 preferred shares subject to mandatory redemption were redeemed at a price of $100 per share together with full cumulative dividends. The redemption was funded with proceeds from the issuance of $20 million of 6.13% Medium-Term Notes due October 2034. UGI Utilities has a shelf registration statement with the SEC under which it may issue up to an additional $20 million of Medium-Term Notes or other debt securities. In order to provide additional short-term liquidity during the peak-heating season, on November 1, 2004, UGI Utilities borrowed $20 million under the uncommitted arrangement with a major bank which is scheduled to mature on March 1, 2005. Based upon cash expected to be generated from Gas Utility and Electric Utility operations, short-term borrowings, including borrowings available under revolving credit agreements and the availability of its Medium-Term Notes, UGI Utilities' management believes that it will be able to meet its anticipated contractual and projected cash commitments during Fiscal 2005. For a more detailed discussion of UGI Utilities' long-term debt and revolving credit facilities, see Note 4 to Consolidated Financial Statements.

Energy Services. Energy Services has a $150 million receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper expiring in August 2007, although the Receivables Facility may terminate prior to such date due to the termination of commitments of the Receivables Facility's back-up purchasers. Under the Receivables Facility, Energy Services transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in the receivables to a commercial paper conduit of a major bank. The maximum level of funding available at any one time from this facility is $150 million. The proceeds of these sales are less than the face amount of the accounts receivable sold by an amount that approximates the purchaser's financing cost of issuing its own receivables-backed commercial paper. ESFC was created and has been structured to isolate its assets from creditors of Energy Services and its affiliates, including UGI. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Energy Services continues to service, administer and collect trade receivables on behalf of the commercial paper issuer and ESFC. At September 30, 2004, the outstanding balance of ESFC trade receivables was $63.4 million of which no amount was sold to the commercial paper conduit. Based upon cash expected to be generated from operations and borrowings available under its Receivables Facility, management believes that Energy Services will be able to meet its anticipated contractual and projected cash commitments during Fiscal 2005.

In addition, a major bank has committed to issue up to $50 million of standby letters of credit, secured by cash or marketable securities ("LC Facility"). Energy Services expects to fund the collateral requirements with borrowings under its Receivables Facility. The LC Facility expires in April 2005.

Cash Flows

Operating Activities. Due to the seasonal nature of the Company's businesses, cash flows from operating activities are generally strongest during the second and third fiscal quarters when customers pay for natural gas, propane and other LPG and electricity consumed during the heating season months. Conversely, operating cash flows are generally at their lowest levels during the first and fourth fiscal quarters when the Company's investment in working capital, principally inventories and/or accounts receivable, is generally greatest. The Company's major business units use revolving credit facilities, or in the case of Energy Services its Receivables Facility, to satisfy their seasonal operating cash flow needs. Cash flow from operating activities was $257.8 million in Fiscal 2004, $249.1 million in Fiscal 2003, and $247.5 million in Fiscal 2002. Cash flow from operating activities before changes in operating working capital was $330.1 million in Fiscal 2004, $256.3 million in Fiscal 2003, and $233.7 million in Fiscal 2002. Changes in operating working capital used $72.3 million and $7.2 million of cash in Fiscal 2004 and Fiscal 2003, respectively, and provided $13.8 million of cash in Fiscal 2002. The increase in cash used for working capital in Fiscal 2004 reflects the effect of higher natural gas and propane commodity costs and changes in Gas Utility deferred fuel costs partially offset by cash provided by Antargaz due in part to net changes in accounts receivable and accounts payable since March 31, 2004.

Investing Activities. Cash flow used in investing activities was $412.8 million in Fiscal 2004, $226.1 million in Fiscal 2003, and $66.4 million in Fiscal 2002. Investing activity cash flow is principally affected by capital expenditures and investments in property, plant and equipment, cash paid for acquisitions of businesses, investments in and distributions from our equity investees, and proceeds from sales of assets. During Fiscal 2004, we spent $133.7 million for property, plant and equipment, an increase of $32.8 million from Fiscal 2003, principally reflecting Antargaz capital expenditures during the six months ended September 30, 2004 and increased Partnership capital expenditures. Cash paid for business acquisitions in Fiscal 2004 principally reflects the Antargaz Acquisition.

Financing Activities. Cash flow provided by financing activities was $161.9 million in Fiscal 2004 compared to cash flow used of $75.3 million in Fiscal 2003 and $74.3 million in Fiscal 2002. Financing activity cash flow changes are primarily due to issuances and repayments of long-term debt, net borrowings under revolving credit facilities, dividends and distributions on UGI Common Stock and AmeriGas Partners Common Units, and proceeds from public offerings of AmeriGas Partners Common Units and issuances of UGI Common Stock.

In March 2004, 7.5 million shares of UGI Common Stock were sold in an underwritten public offering at a public offering price of $32.10 per share. During April 2004, the underwriters exercised a portion of their overallotment option for the purchase of an additional 0.3 million shares. The proceeds of approximately $239 million from this issuance were primarily used to fund the Antargaz Acquisition.

In May 2004, AmeriGas Partners sold 2.0 million Common Units in an underwritten public offering at a public offering price of $25.61 per unit. In June 2004, the underwriters partially exercised their overallotment option in the amount of 0.1 million Common Units. The net proceeds of the public offering totaling $51.2 million, and associated capital contributions from the General Partner totaling $1.0 million, were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for general partnership purposes. Concurrent with this sale of Common Units, the Company recorded a gain in the amount of $12.2 million, which is reflected in the Company's balance sheet as an increase in common stockholders' equity and a corresponding decrease in minority interests in AmeriGas Partners, in accordance with the guidance in SEC Staff Accounting Bulletin, No. 51, "Accounting for Sales of Common Stock by a Subsidiary" ("SAB 51"). Deferred income tax liabilities of $6.6 million associated with this gain were recorded with a corresponding decrease in stockholders' equity and reflected in the Consolidated Balance Sheet. The gain had no effect on the Company's net income or cash flow. The gain resulted because the public offering price of the AmeriGas Partners Common Units exceeded the associated carrying amount of our investment in the Partnership on the date of their sale.

In April 2004, AmeriGas OLP repaid $53.8 million face amount of maturing First Mortgage Notes. In conjunction with this repayment, AmeriGas Partners issued $28 million face amount of 8.875% Senior Notes due 2011 at an effective rate of 7.18% and contributed the net proceeds of $30.1 million to AmeriGas OLP.

During Fiscal 2004 we paid cash dividends on UGI Common Stock of $56.3 million and the Partnership paid the MQD on all limited partner units.

Conversion of AmeriGas Partners Subordinated Units

In December 2002, the General Partner determined that the cash-based performance and distribution requirements for the conversion of the then-remaining 9,891,072 Subordinated Units of AmeriGas Partners, all of which were held by the General Partner, had been met in respect of the quarter ended September 30, 2002. As a result, in accordance with the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., the Subordinated Units were converted to an equivalent number of Common Units effective November 18, 2002. Concurrent with the Subordinated Unit conversion, the Company recorded a $157.0 million increase in common stockholders' equity, and a corresponding decrease in minority interests in AmeriGas Partners, associated with gains from sales of Common Units by AmeriGas Partners in conjunction with, and subsequent to, the Partnership's April 19, 1995 initial public offering. These gains were determined in accordance with the guidance in SAB 51. Due to the preference nature of the Common Units, the Company was precluded from recording these gains until the Subordinated Units converted to Common Units. In addition, in June 2003, AmeriGas Partners sold 2,900,000 Common Units in an underwritten public offering. Concurrent with this sale of Common Units, the Company recorded a gain in the amount of $22.6 million which is reflected in the Company's balance sheet as an increase in common stockholders' equity in accordance with the guidance in SAB 51. Total deferred income tax liabilities of $70.7 million associated with these gains were recorded with a corresponding decrease in stockholders' equity and reflected in the restated Consolidated Balance Sheet at September 30, 2003. The changes to the Company's balance sheet resulting from the Subordinated Unit conversion and subsequent sale of AmeriGas Partners Common Units had no effect on the Company's net income or cash flow and did not result in an increase in the number of AmeriGas Partners limited partner units outstanding.

UGI Utilities Pension Plan

UGI Utilities sponsors a defined benefit pension plan ("Pension Plan") for employees of UGI Utilities, UGI and certain of UGI's other subsidiaries. The fair value of Pension Plan assets was $196.4 million and $183.9 million at September 30, 2004 and 2003, respectively. At September 30, 2004 and 2003, the Pension Plan's assets exceeded its accumulated benefit obligations by $9.2 million and $7.3 million, respectively. The Company is in full compliance with regulations governing defined benefit pension plans, including Employee Retirement Income Security Act of 1974 ("ERISA") rules and regulations, and does not anticipate it will be required to make a contribution to the Pension Plan in Fiscal 2005. Pre-tax pension expense (income) reflected in Fiscal 2004, 2003 and 2002 results was $1.2 million, $(1.1) million and $(4.0) million, respectively. The decrease in pension income during this period principally reflects the changes in the market value of Pension Plan assets and decreases in the discount rate assumption. Pension expense in Fiscal 2005 is expected to be approximately $3.0 million due in large part to the expiration of the Pension Plan's transition asset amortization.

Capital Expenditures

In the following table, we present capital expenditures (which exclude acquisitions) by our businesses for Fiscal 2004, 2003 and 2002. We also provide amounts we expect to spend in Fiscal 2005. We expect to finance Fiscal 2005 capital expenditures principally from cash generated by operations and borrowings under our credit facilities.

Year Ended September 30,	2005	2004	2003	2002
(Millions of dollars)	(estimate)			
AmeriGas Propane	$ 62.4	$ 61.7	$ 53.4	$53.5
International Propane	45.2	27.6	4.5	3.9
Gas Utility	41.4	35.5	37.2	31.0
Electric Utility	9.6	5.3	4.1	4.6
Energy Services	7.1	2.9	1.0	1.2
Other	0.9	0.7	1.2	0.5
Total	$166.6	$133.7	$101.4	$94.7

Contractual Cash Obligations and Commitments

The Company has contractual cash obligations that extend beyond Fiscal 2004 including scheduled repayments of long-term debt, operating lease payments, unconditional purchase obligations for pipeline capacity, pipeline transportation and natural gas storage services, commitments to purchase natural gas, propane and electricity and prior to their redemption on

October 1, 2004, UGI Utilities preferred shares subject to mandatory redemption. The following table presents contractual cash obligations under agreements existing as of September 30, 2004 (in millions).

	Payments Due by Period				
	Total	1 year or less	2 - 3 years	4 - 5 years	After 5 years
Long-term debt	$1,634.5	$117.4	$348.7	$354.2	$814.2
UGI Utilities preferred shares subject to mandatory redemption	20.0	20.0	–	–	–
Operating leases	221.8	46.5	73.7	51.4	50.2
AmeriGas Propane supply contracts	12.8	12.8	–	–	–
International Propane supply contracts	271.0	109.4	161.6	–	–
Energy Services supply contracts	510.6	449.4	61.2	–	–
Gas Utility and Electric Utility supply, storage and transportation contracts	598.4	188.5	181.3	112.3	116.3
Total	$3,269.1	$944.0	$826.5	$517.9	$980.7

Related Party Transactions

During Fiscal 2004, 2003 and 2002, the Company did not enter into any related party transactions that had a material effect on its financial condition, results of operations or cash flows.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are expected to have a material effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Utility Regulatory Matters

Since the 1980s, larger commercial and industrial customers have been able to purchase gas supplies from entities other than Gas Utility. As a result of Pennsylvania's Natural Gas Choice and Competition Act (the "Gas Competition Act") that became effective July 1, 1999, all natural gas consumers in Pennsylvania, including residential and smaller commercial and industrial customers ("core-market customers"), have been afforded this opportunity. Under the Gas Competition Act, natural gas distribution companies ("NGDCs"), like Gas Utility, continue to serve as the supplier of last resort for all core-market customers, and such sales of gas, as well as the distribution service provided by NGDCs, continue to be subject to rate regulation by the PUC. As of September 30, 2004, less than two percent of Gas Utility's core-market customers purchase their gas from alternative suppliers.

As a result of the Electricity Generation Customer Choice and Competition Act (the "Electric Competition Act") that became effective January 1, 1997, all of Electric Utility's customers have the ability to acquire their electricity from entities other than Electric Utility. Electric Utility remains the provider of last resort ("POLR") for its customers that are not served by an alternate electric generation provider. The terms and conditions under which Electric Utility provides POLR service, and rules governing the rates that may be charged for such service, have been established in a series of PUC-approved settlements, the latest of which became effective on June 7, 2004 (collectively, the "POLR Settlement").

Electric Utility's POLR service rules provide for annual shopping periods during which customers may elect to remain on POLR service or choose an alternate supplier. Customers who do not select an alternate supplier are obligated to remain on POLR service until the next shopping period. Residential customers who return to POLR service at a time other than during the annual shopping period must remain on POLR service until the date of the second open shopping period after returning. Commercial and industrial customers who return to POLR service at a time other than during the annual shopping period must remain on POLR service until the next open shopping period, and may, in certain circumstances, be subject to generation rate surcharges.

Consistent with the terms of the POLR Settlement, Electric Utility's POLR rates will increase beginning January 2005, and Electric Utility is permitted, but not required, to further increase its POLR rates beginning January 2006. Electric Utility is also permitted to, and has, entered into multiple-year fixed-rate POLR service contracts with certain of its customers.

Pursuant to the requirements of the Electric Competition Act, the PUC is currently developing post-rate-cap POLR regulations that are expected to further define POLR service obligations and pricing. As of September 30, 2004, fewer than 1% of Electric Utility's customers have chosen an alternative electricity generation supplier.

We account for the operations of Gas Utility and Electric Utility in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 requires us to record the effects of rate regulation in the financial statements. SFAS 71 allows us to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and income will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the income statement of an unregulated company. These deferred assets and liabilities are then flowed through the income statement in the period in which the same amounts are included in rates and recovered from or refunded to customers. As required by SFAS 71, we monitor our regulatory and competitive environments to determine whether the recovery of our regulatory assets continues to be probable. If we were to determine that recovery of these regulatory assets is no longer probable, such assets would be written off against earnings. We believe that SFAS 71 continues to apply to our regulated operations and that the recovery of our regulatory assets is probable.

Manufactured Gas Plants

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of manufactured gas plants ("MGPs") prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, UGI Utilities divested all of its utility operations other than those which now constitute Gas Utility and Electric Utility.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because Gas Utility is currently permitted to include in rates, through future base rate proceedings, prudently incurred remediation costs associated with such sites. UGI Utilities has been notified of several sites outside Pennsylvania on which private parties allege MGPs were formerly owned or operated by it or owned or operated by its former subsidiaries. Such parties are investigating the extent of environmental contamination or performing environmental remediation. UGI Utilities is currently litigating three claims against it relating to out-of-state sites. We accrue environmental investigation and cleanup costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities, if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

In April 2003, Citizens Communications Company ("Citizens") served a complaint naming UGI Utilities as a third-party defendant in a civil action pending in United States District Court for the District of Maine. In that action, the plaintiff, City of Bangor, Maine ("City"), sued Citizens to recover environmental response costs associated with MGP wastes generated at a plant allegedly operated by Citizens' predecessors at a site on the Penobscot River. Citizens subsequently joined UGI Utilities and ten other third party defendants alleging that the third-party defendants are responsible for an equitable share of costs Citizens may be required to pay to the City for cleaning up tar deposits in the Penobscot River. The City believes that it could cost as much as $50 million to clean up the river. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

By letter dated July 29, 2003, Atlanta Gas Light Company ("AGL") served UGI Utilities with a complaint filed in the United States District Court for the Middle District of Florida in which AGL alleges that UGI Utilities is responsible for 20% of approximately $8 million incurred by AGL in the investigation and remediation of a former MGP site in St. Augustine, Florida. UGI Utilities formerly owned stock of the St. Augustine Gas Company, the owner and operator of the MGP. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

AGL previously informed UGI Utilities that it was investigating contamination that appeared to be related to MGP operations at a site owned by AGL in Savannah, Georgia. A former subsidiary of UGI Utilities' operated the MGP in the early 1900s. AGL has recently informed UGI Utilities that it has begun remediation of MGP wastes at the site and believes that the total cost of remediation could be as high as $55 million. AGL has not filed suit against UGI Utilities for a share of these costs. UGI Utilities believes that it will have good defenses to any action that may arise out of this site.

On September 20, 2001, Consolidated Edison Company of New York ("ConEd") filed suit against UGI Utilities in the United States District Court for the Southern District of New York, seeking contribution from UGI Utilities for an allocated share of response costs associated with investigating and assessing gas plant related contamination at former MGP sites in Westchester County, New York. The complaint alleges that UGI Utilities "owned and operated" the MGPs prior to 1904. The complaint also seeks a declaration that UGI Utilities is responsible for an allocated percentage of future investigative and remedial costs at the sites. ConEd believes that the cost of remediation for all of the sites could exceed $70 million. By orders issued in November 2003 and March 2004, the court granted UGI Utilities' motion for summary judgment and dismissed ConEd's complaint. ConEd has appealed.

By letter dated June 24, 2004, KeySpan Energy ("KeySpan") informed UGI Utilities that KeySpan has spent $2.3 million and expects to spend another $11 million to clean up an MGP site it owns in Sag Harbor, New York. KeySpan believes that UGI Utilities is responsible for approximately 50% of these costs as a result of UGI Utilities' alleged direct ownership and operation of the plant from 1885 to 1902. UGI Utilities is in the process of reviewing the information provided by KeySpan and is investigating this claim.

By letter dated August 5, 2004, Yankee Gas Services Company and Connecticut Light and Power Company, subsidiaries of Northeast Utilities, (together, the "Northeast Companies"), demanded contribution from UGI Utilities for past and future remediation costs related to MGP operations on thirteen sites owned by the Northeast Companies in nine cities in the State of Connecticut. The Northeast Companies allege that UGI Utilities controlled operations of the plants from 1883 to 1941. According to the letter, investigation and remedial costs at the sites to date total approximately $10 million and complete remediation costs for all sites could total $182 million. The Northeast Companies seek an unspecified fair and equitable allocation of these costs to UGI Utilities. UGI Utilities is in the process of reviewing the information provided by Northeast Companies and is investigating this claim.

Market Risk Disclosures

Our primary market risk exposures are (1) market prices for propane and other LPG, natural gas and electricity; (2) changes in interest rates; and (3) foreign currency exchange rates.

The risk associated with fluctuations in the prices the Partnership and our International Propane operations pay for LPG is principally a result of market forces reflecting changes in supply and demand for propane and other energy commodities. The Partnership's profitability is sensitive to changes in propane supply costs and the Partnership generally passes on increases in such costs to customers. The Partnership may not, however, always be able to pass through product cost increases fully or on a timely basis, particularly when product costs rise rapidly. In order to reduce the volatility of the Partnership's propane market price risk, it uses contracts for the forward purchase or sale of propane, propane fixed-price supply agreements, and over-the-counter derivative commodity instruments including price swap and option contracts. International Propane's profitability is sensitive to changes in LPG supply costs and International Propane generally passes on increases in such costs to customers. International Propane may not, however, always be able to pass through product cost increases fully or on a timely basis, particularly when product costs rise rapidly. In order to reduce the long-term volatility of Antargaz' LPG market price risk, Antargaz intends to hedge a portion of its future U.S. dollar denominated LPG product purchases through the use of derivative instruments, including forward foreign exchange contracts. Antargaz may also enter into other contracts, similar to those used by the Partnership to reduce the volatility in the cost of LPG that it purchases. FLAGA uses derivative commodity instruments to reduce market risk associated with a portion of its propane purchases. Over-the-counter derivative commodity instruments utilized by the Partnership and FLAGA to hedge forecasted purchases of propane are generally settled at expiration of the contract. In order to minimize credit risk associated with its derivative commodity contracts, the Partnership monitors established credit limits with the contract counterparties. Although we use derivative financial and commodity instruments to reduce market price risk associated with forecasted transactions, we do not use derivative financial and commodity instruments for speculative or trading purposes.

Gas Utility's tariffs contain clauses that permit recovery of substantially all of the prudently incurred costs of natural gas it sells to its customers. The recovery clauses provide for a periodic adjustment for the difference between the total amounts actually collected from customers through PGC rates and the recoverable costs incurred. Because of this ratemaking mechanism, there is limited commodity price risk associated with our Gas Utility operations. Gas Utility uses exchange-traded natural gas call option contracts to reduce volatility in the cost of gas it purchases for its retail core-market customers. The cost of these call option contracts, net of any associated gains, is included in Gas Utility's PGC recovery mechanism.

Electric Utility purchases its electric power needs from electricity suppliers under fixed-price energy and capacity contracts and, to a much lesser extent, on the spot market. Prices for electricity can be volatile especially during periods of high demand or tight supply. In accordance with POLR settlements approved by the PUC, Electric Utility may increase its POLR rates up to certain limits through December 31, 2006. In accordance with these settlements, effective January 1, 2005 and January 1, 2006, POLR generation rates for all metered customers may increase up to 4.5% and 7.5%, respectively, of total rates in effect on December 31, 2004. The approved POLR rate increases are not expected to have a material effect on our financial condition or results of operations. Currently, Electric Utility's fixed-price contracts with electricity suppliers mitigate most risks associated with the POLR service rate limits in effect through December 31, 2006. However, should any of the suppliers under these contracts fail to provide electric power under the terms of the power and capacity contracts, any increases in the cost of replacement power or capacity would negatively impact Electric Utility results. In order to reduce this nonperformance risk, Electric Utility has diversified its purchases across several suppliers and entered into bilateral collateral arrangements with certain of them.

In order to manage market price risk relating to substantially all of Energy Services' forecasted fixed-price sales of natural gas, Energy Services purchases exchange-traded natural gas futures contracts or enters into fixed-price supply arrangements. Exchange-traded natural gas futures contracts are guaranteed by the New York Mercantile Exchange ("NYMEX") and have nominal credit risk. The change in market value of these contracts generally requires daily cash deposits in margin accounts with brokers. Although Energy Services' fixed-price supply arrangements mitigate most risks associated with its fixed-price sales contracts, should any of the natural gas suppliers under these arrangements fail to perform, increases, if any, in the cost of replacement natural gas would adversely impact Energy Services' results. In order to reduce this risk of supplier nonperformance, Energy Services has diversified its purchases across a number of suppliers.

UGID has entered into fixed-price sales agreements for a portion of the electricity expected to be generated by its interests in electric generation assets. In the unlikely event that these generation assets would not be able to produce all of the electricity needed to supply electricity under these agreements, UGID would be required to purchase such electricity on the spot market or under contract with other electricity suppliers. Accordingly, increases in the cost of replacement power could negatively impact the Company's results.

We have both fixed-rate and variable-rate debt. Changes in interest rates impact the cash flows of variable-rate debt but generally do not impact its fair value. Conversely, changes in interest rates impact the fair value of fixed-rate debt but do not impact their cash flows.

Our variable-rate debt includes borrowings under AmeriGas OLP's Credit Agreement, borrowings under UGI Utilities' revolving credit agreements, and a substantial portion of Antargaz' and FLAGA's debt. These debt agreements have interest rates that are generally indexed to short-term market interest rates. Antargaz has effectively fixed the interest rate on a portion of their variable-rate debt through June 2005 through the use of interest rate swaps. At September 30, 2004 and 2003, combined borrowings outstanding under these agreements totaled $393.4 million and $119.7 million, respectively. Excluding the effectively fixed portion of Antargaz' variable-rate debt, based upon weighted average borrowings outstanding under these agreements during Fiscal 2004 and Fiscal 2003, an increase in short-term interest rates of 100 basis points (1%) would have increased our interest expense by $2.1 million and $1.8 million, respectively.

The remainder of our debt outstanding is subject to fixed rates of interest. A 100 basis point increase in market interest rates would result in decreases in the fair value of this fixed-rate debt of $61.8 million and $57.1 million at September 30, 2004 and 2003, respectively. A 100 basis point decrease in market interest rates would result in increases in the fair value of this fixed-rate debt of $66.6 million and $61.7 million at September 30, 2004 and 2003, respectively.

Our long-term debt is typically issued at fixed rates of interest based upon market rates for debt having similar terms and credit ratings. As these long-term debt issues mature, we may refinance such debt with new debt having interest rates reflecting then-current market conditions. This debt may have an interest rate that is more or less than the refinanced debt. In order to reduce interest rate risk associated with a portion of near-term forecasted issuances of fixed-rate debt, we often enter into interest rate protection agreements.

The primary currency for which the Company has exchange rate risk is the U.S. dollar versus the euro. The U.S. dollar value of our foreign-denominated assets and liabilities will fluctuate with changes in the associated foreign currency exchange rates. With respect to FLAGA, the net effect of changes in foreign currency exchange rates on their U.S. dollar denominated assets and liabilities would not be material because FLAGA's U.S. dollar denominated assets and liabilities are not materially different in amount. With respect to our net investments in FLAGA and Antargaz, a 10% decline in the value of the euro versus the U.S. dollar would reduce their aggregate net book value by approximately $37.3 million, which amount would be reflected in other comprehensive income. In March 2004, the Company entered into a foreign currency swap agreement to hedge a portion of its net investment in foreign operations. This foreign currency swap agreement was designated as a net investment hedge in a foreign subsidiary and qualified for hedge accounting. Therefore, upon settlement in July 2004, a loss of $1.0 million was recorded in other comprehensive income. Any realized gains or losses associated with net investments in foreign operations will remain in other comprehensive income until such foreign operations have been liquidated. From time to time, the Company may use derivative instruments to hedge additional portions of its net investments in foreign subsidiaries.

The following table summarizes the fair values of unsettled market risk sensitive derivative instruments held at September 30, 2004 and 2003. Fair values reflect the estimated amounts that we would receive or (pay) to terminate the contracts at the reporting date based upon quoted market prices of comparable contracts at September 30, 2004. The table also includes the changes in fair value that would result if there were a ten percent adverse change in (1) the market price of propane; (2) the market price of natural gas; (3) the market price of electricity; and (4) interest rates on ten-year U.S. treasury notes.

(Millions of dollars)	Fair Value	Change in Fair Value
September 30, 2004:		
Propane commodity price risk	$13.1	$(13.8)
Natural gas commodity price risk	4.8	(3.4)
Electricity commodity price risk	2.0	(1.0)
Interest rate risk	(2.8)	(6.3)
September 30, 2003:		
Propane commodity price risk	$(0.6)	$(24.3)
Natural gas commodity price risk	(1.0)	(9.2)
Interest rate risk	0.2	(2.4)

Gas Utility's exchange traded natural gas call option contracts are excluded from the table above because any associated net gains are included in Gas Utility's PGC recovery mechanism. Because the Company's derivative instruments generally qualify as hedges under SFAS 133, we expect that changes in the fair value of derivative instruments used to manage commodity or interest rate market risk would be substantially offset by gains or losses on the associated anticipated transactions.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the selection and application of appropriate accounting principles to the relevant facts and circumstances of the Company's operations and the use of estimates made by management. The Company has identified the following critical accounting policies that are most important to the portrayal of the Company's financial condition and results of operations. Changes in these policies could have a material effect on the financial statements. The application of these accounting policies necessarily requires management's most subjective or complex judgments regarding estimates and projected outcomes of future events which could have a material impact on the financial statements. Management has reviewed these critical accounting policies, and the estimates and assumptions associated with them, with its Audit Committee. In addition, management has reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

Litigation Accruals and Environmental Remediation Liabilities. We are involved in litigation regarding pending claims and legal actions that arise in the normal course of our businesses. In addition, UGI Utilities and its former subsidiaries owned and operated a number of MGPs in Pennsylvania and elsewhere at which hazardous substances may be present. In accordance with accounting principles generally accepted in the United States of America, the Company establishes reserves for pending claims and legal actions or environmental remediation obligations when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Reasonable estimates involve management judgments based on a broad range of information and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. Such estimated reserves may differ materially from the actual liability, and such reserves may change materially as more information becomes available and estimated reserves are adjusted.

Regulatory Assets and Liabilities. Gas Utility and Electric Utility are subject to regulation by the PUC. In accordance with SFAS 71, we record the effects of rate regulation in our financial statements as regulatory assets or regulatory liabilities. We continually assess whether the regulatory assets are probable of future recovery by evaluating the regulatory environment, recent rate orders and public statements issued by the PUC, and the status of any pending deregulation legislation. If future recovery of regulatory assets ceases to be probable, the elimination of those regulatory assets would adversely impact our results of operations and cash flows. As of September 30, 2004, our regulatory assets totaled $65.0 million. See Note 1 to the Consolidated Financial Statements.

Depreciation and Amortization of Long-lived Assets. We compute depreciation on UGI Utilities' property, plant and equipment on a straight-line basis over the average remaining lives of its various classes of depreciable property and on our other property, plant and equipment on a straight-line basis over estimated useful lives generally ranging from 2 to 40 years. We also use amortization methods and determine asset values of intangible assets other than goodwill using reasonable assumptions and projections. Changes in the estimated useful lives of property, plant and equipment and changes in intangible asset amortization methods or values could have a material effect on our results of operations.

Purchase Price Allocation. From time to time, the Company enters into material business combinations. In accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"), the purchase price is allocated to the various assets and liabilities acquired at their estimated fair value. Fair values of assets and liabilities are based upon available information and may involve us engaging an independent third party to perform an appraisal. Estimating fair values can be a complex and judgmental area and most commonly impacts property, plant and equipment and intangible assets, including those with indefinite lives. Generally, we have, if necessary, up to one year from the acquisition date to finalize the purchase price allocation.

Impairment of Goodwill. Certain of the Company's business units have goodwill resulting from purchase business combinations. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), each of our reporting units with goodwill is required to perform impairment tests annually or whenever events or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, management must determine the reporting unit's fair value using quoted market prices or, in the absence of quoted market prices, valuation techniques which use discounted estimates of future cash flows to be generated by the reporting unit. These cash flow estimates involve management judgments based on a broad range of information and historical results. To the extent estimated cash flows are revised downward, the reporting unit may be required to write down all or a portion of its goodwill which would adversely impact our results of operations. As of September 30, 2004, our goodwill totaled $1,245.9 million.

Defined Benefit Pension Plan. The costs of providing benefits under our Pension Plan are dependent on historical information such as employee age, length of service, level of compensation and the actual rate of return on plan assets. In addition, certain assumptions relating to the future are utilized including the discount rate applied to benefit obligations, the expected rate of return on plan assets and the rate of compensation increase. Pension Plan assets are held in trust and consist principally of equity and fixed income mutual funds. Changes in plan assumptions as well as fluctuations in actual equity or bond market returns could have a material impact on future pension costs. We believe the two most critical assumptions are the expected rate of return on plan assets and the discount rate. An unfavorable change in the expected rate of return on plan assets of 50 basis points would result in higher pre-tax pension expense of approximately $1.0 million in Fiscal 2005. An unfavorable change in the discount rate of 50 basis points would result in higher pre-tax pension expense of $1.5 million in Fiscal 2005.

Recently Issued Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") revised Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was originally issued in January 2003 and clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 was effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 was effective beginning with our interim period ended March 31, 2004. If certain conditions are met, FIN 46 requires the primary beneficiary to consolidate certain variable interest entities. The adoption of FIN 46, as revised, did not have a material effect on the Company's financial position, results of operations or cash flows.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. Among other things, the Act provides for a prescription drug benefit to Medicare beneficiaries on a voluntary basis beginning in 2006. To encourage employers to continue to offer retiree prescription drug benefits, the Act provides for a tax-free subsidy to employers who offer a prescription drug benefit that is at least actuarially equivalent to the standard benefit offered under the Act. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"). FSP 106-2 is effective for periods beginning after June 15, 2004.

The Company provides postretirement health care benefits to certain of its retirees and a limited number of active employees meeting certain age and service requirements. See Note 6 to the Consolidated Financial Statements for information on our Employee Retirement Plans. These postretirement benefits include certain retiree prescription drug benefits. The Company has determined that, as currently designed, its prescription drug benefit for retirees is not actuarially equivalent to the standard benefit offered under the Act and, as a result, does not qualify for the tax-free subsidy.

Forward-Looking Statements

Information contained in this Financial Review and elsewhere in this Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements: (1) adverse weather conditions resulting in reduced demand; (2) cost volatility and availability of propane and other LPG, oil, electricity, and natural gas and the capacity to transport product to our market areas; (3) changes in domestic and foreign laws and regulations, including safety, tax and accounting matters; (4) competitive pressures from the same and alternative energy sources; (5) failure to acquire new customers thereby reducing or limiting any increase in revenues; (6) liability for environmental claims; (7) customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand; (8) adverse labor relations; (9) large customer, counterparty or supplier defaults; (10) liability in excess of insurance coverage for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas, propane and LPG; (11) political, regulatory and economic conditions in the United States and in foreign countries; (12) interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations; (13) reduced distributions from subsidiaries; and (14) the timing and success of the Company's efforts to develop new business opportunities.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

Report of Management

The Company's consolidated financial statements and other financial information contained in this Annual Report are prepared by management, which is responsible for their fairness, integrity and objectivity. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

The Company maintains a system of internal controls. Management believes the system provides reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of reliable financial information. There are limits in all systems of internal control, based on the recognition that the cost of the system should not exceed the benefits to be derived. We believe that the Company's internal control system is cost effective and provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period. The internal control system and compliance therewith are monitored by the Company's internal audit staff. However, this report is not the same as the report of management on the effectiveness of internal control over financial reporting that will be included in the Company's annual report on Form 10-K for the fiscal year ending September 30, 2005.

The Audit Committee of the Board of Directors is composed of three members, none of whom is an employee of the Company. This Committee is responsible for overseeing the financial reporting process and the adequacy of controls, and for monitoring the independence of the Company's independent accountants and the performance of the independent accountants and internal audit staff. The Committee appoints the independent accountants to conduct the annual audit of the Company's consolidated financial statements. The Committee is also responsible for maintaining direct channels of communication among the Board of Directors, management, and both the independent accountants and internal auditors.

The independent accountants, whose appointment is ratified by the shareholders, perform certain procedures in order to express an opinion on the consolidated financial statements and to obtain reasonable assurance that such financial statements are free of material misstatement.



Lon R. Greenberg
Chief Executive Officer



Anthony J. Mendicino
Chief Financial Officer



Michael J. Cuzzolina
Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of UGI Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of UGI Corporation and its subsidiaries (the "Company") at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed in Note 2 to the financial statements, the 2003 consolidated balance sheet and statement of stockholders' equity have been restated to record deferred income tax liabilities on the conversion of the Company's subordinated units in AmeriGas Partners, L.P. which occurred in November 2002, and upon subsequent sales by the Partnership of units to the public.



Philadelphia, Pennsylvania
December 6, 2004

Consolidated Statements of Income

(Millions of dollars, except per share amounts)

	Year Ended September 30,		
	2004	2003	2002
Revenues			
AmeriGas Propane	**$ 1,775.9**	$1,628.4	$1,307.9
Utilities	**650.1**	628.7	488.0
International Propane	**333.4**	54.5	46.7
Energy Services and other	**1,025.3**	714.5	371.1
	3,784.7	3,026.1	2,213.7
Costs and Expenses			
Cost of sales	**2,526.9**	1,984.3	1,296.6
Operating and administrative expenses	**790.5**	644.1	576.5
Utility taxes other than income taxes	**12.5**	12.2	11.9
Depreciation and amortization	**132.3**	103.0	93.5
Other income, net	**(8.8)**	(19.8)	(18.1)
	3,453.4	2,723.8	1,960.4
Operating Income	**331.3**	302.3	253.3
Income from equity investees	**11.3**	5.3	8.5
Loss on extinguishments of debt	**-**	(3.0)	(0.7)
Interest expense	**(119.1)**	(109.2)	(109.1)
Minority interests, principally in AmeriGas Partners	**(47.5)**	(34.6)	(28.0)
Income before Income Taxes and Subsidiary Preferred Stock Dividends	**176.0**	160.8	124.0
Income taxes	**(64.4)**	(60.7)	(46.9)
Dividends on UGI Utilities preferred shares subject to mandatory redemption	**-**	(1.2)	(1.6)
Net Income	**$ 111.6**	$ 98.9	$ 75.5
Earnings Per Common Share:			
Basic	**$ 2.36**	$ 2.34	$ 1.83
Diluted	**$ 2.31**	$ 2.29	$ 1.80
Average Common Shares Outstanding (millions):			
Basic	**47.308**	42.220	41.325
Diluted	**48.341**	43.236	41.907

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Millions of dollars)

	September 30,	
		Restated
Assets	**2004**	2003
Current Assets		
Cash and cash equivalents	**$ 149.6**	$ 142.1
Short-term investments (at cost, which approximates fair value)	**50.0**	50.0
Accounts receivable (less allowances for doubtful accounts of $22.3 and $14.8, respectively)	**367.3**	213.1
Accrued utility revenues	**9.7**	7.4
Inventories	**198.4**	136.6
Deferred income taxes	**14.9**	23.5
Prepaid expenses and other current assets	**46.6**	28.6
Total current assets	**836.5**	601.3
Property, Plant and Equipment		
AmeriGas Propane	**1,121.3**	1,076.2
International Propane	**525.7**	76.4
UGI Utilities	**944.3**	907.9
Other	**83.0**	81.5
	2,674.3	2,142.0
Accumulated depreciation and amortization	**(892.4)**	(805.2)
Net property, plant, and equipment	**1,781.9**	1,336.8
Other Assets		
Goodwill and excess reorganization value	**1,245.9**	671.5
Intangible assets (less accumulated amortization of $27.5 and $16.4, respectively)	**184.4**	34.7
Utility regulatory assets	**65.0**	60.3
Other assets	**121.7**	90.6
Total assets	**$4,235.4**	$2,795.2

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	September 30, 2004	Restated 2003
Current Liabilities		
Current maturities of long-term debt	**$ 122.8**	$ 65.0
UGI Utilities bank loans	**60.9**	40.7
Other bank loans	**17.2**	15.9
UGI Utilities preferred shares subject to mandatory redemption, without par value	**20.0**	–
Accounts payable	**323.9**	202.5
Employee compensation and benefits accrued	**87.7**	41.9
Dividends and interest accrued	**43.0**	40.1
Income taxes accrued	**2.0**	8.9
Deposits and advances	**98.7**	83.0
Other current liabilities	**146.6**	86.2
Total current liabilities	**922.8**	584.2
Debt and Other Liabilities		
Long-term debt	**1,547.3**	1,158.5
Deferred income taxes	**441.4**	293.8
Deferred investment tax credits	**7.6**	8.0
UGI Utilities preferred shares subject to mandatory redemption, without par value	**–**	20.0
Other noncurrent liabilities	**303.8**	97.4
Total liabilities	**3,222.9**	2,161.9
Commitments and contingencies (Note 12)		
Minority interests, principally in AmeriGas Partners	**178.4**	134.6
Common Stockholders' Equity		
Common Stock, without par value		
(authorized – 150,000,000 shares; issued – 57,576,497 and 49,798,097 shares, respectively)	**762.8**	511.7
Retained earnings	**146.2**	90.9
Accumulated other comprehensive income	**22.6**	4.7
Notes receivable from employees	**(0.2)**	(0.4)
	931.4	606.9
Treasury stock, at cost	**(97.3)**	(108.2)
Total common stockholders' equity	**834.1**	498.7
Total liabilities and stockholders' equity	**$ 4,235.4**	$ 2,795.2

Consolidated Statements of Cash Flows
(Millions of dollars)

	Year Ended September 30,		
	2004	2003	2002
Cash Flows From Operating Activities			
Net income	**$ 111.6**	$ 98.9	$ 75.5
Reconcile to net cash provided by operating activities:			
Depreciation and amortization	**132.3**	103.0	93.5
Minority interests	**47.5**	34.6	28.0
Deferred income taxes, net	**3.0**	(2.8)	11.0
Provision for uncollectible accounts	**17.3**	18.5	14.2
Net change in settled accumulated other comprehensive income	**9.0**	(5.2)	13.3
Other, net	**9.4**	9.3	(1.8)
Net change in:			
Accounts receivable and accrued utility revenues	**4.9**	(56.1)	10.7
Inventories	**(39.4)**	(25.3)	19.7
Deferred fuel costs	**(6.9)**	19.0	(7.1)
Accounts payable	**(49.7)**	34.9	(0.4)
Other current assets and liabilities	**18.8**	20.3	(9.1)
Net cash provided by operating activities	**257.8**	249.1	247.5
Cash Flows From Investing Activities			
Expenditures for property, plant and equipment	**(133.7)**	(100.9)	(94.7)
Acquisitions of businesses, net of cash acquired	**(308.6)**	(38.6)	(0.7)
Acquisition of additional interest in Conemaugh Station	**-**	(51.3)	-
Proceeds from redemption of AGZ Bonds	**-**	-	17.7
Net proceeds from disposals of assets	**11.5**	5.9	9.7
Investments in equity investees	**-**	(0.4)	(0.3)
Increase in short-term investments	**-**	(50.0)	-
Other, net	**18.0**	9.2	1.9
Net cash used by investing activities	**(412.8)**	(226.1)	(66.4)
Cash Flows From Financing Activities			
Dividends on UGI Common Stock	**(56.3)**	(47.7)	(44.8)
Distributions on AmeriGas Partners publicly held Common Units	**(62.4)**	(56.4)	(53.5)
Issuance of long-term debt	**30.1**	167.8	81.1
Repayment of long-term debt	**(77.4)**	(236.5)	(105.0)
AmeriGas Propane bank loans (decrease) increase	**-**	(10.0)	10.0
UGI Utilities bank loans increase (decrease)	**20.2**	3.5	(20.6)
Other bank loans increase (decrease)	**0.1**	5.4	(2.2)
Issuance of AmeriGas Partners Common Units	**51.2**	75.0	49.7
Issuance of UGI Common Stock	**257.0**	23.7	11.0
Repurchases of UGI Common Stock	**(0.6)**	(0.1)	-
Net cash provided (used) by financing activities	**161.9**	(75.3)	(74.3)
Effect of Exchange Rate Changes on Cash	**0.6**	0.1	-
Cash and cash equivalents increase (decrease)	**$ 7.5**	$ (52.2)	$ 106.8
Cash and Cash Equivalents:			
End of year	**$ 149.6**	$ 142.1	$ 194.3
Beginning of year	**142.1**	194.3	87.5
Increase (decrease)	**$ 7.5**	$ (52.2)	$ 106.8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Millions of dollars, except per share amounts)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Notes Receivable from Employees	Treasury Stock	Total
Balance September 30, 2001	$395.0	$ 9.0	$(13.5)	$(4.6)	$(134.9)	$251.0
Net income		75.5				75.5
Net loss on derivative instruments (net of tax of $0.4)			(1.5)			(1.5)
Reclassification of net losses on derivative instruments (net of tax of $11.6)			18.3			18.3
Foreign currency translation adjustments (net of tax of $2.2)			4.4			4.4
Reclassification of foreign currency translation gain (net of tax of $0.5)			(1.1)			(1.1)
Comprehensive income		75.5	20.1			95.6
Cash dividends on Common Stock ($1.083 per share)		(44.8)				(44.8)
Common Stock issued:						
Employee and director plans	1.0				7.4	8.4
Dividend reinvestment plan	0.6				2.0	2.6
Common Stock reacquired					(0.1)	(0.1)
Payments on notes receivable from employees				1.1		1.1
Balance September 30, 2002	396.6	39.7	6.6	(3.5)	(125.6)	313.8
Net income		98.9				98.9
Net gain on derivative instruments (net of tax of $9.1)			13.5			13.5
Reclassification of net gains on derivative instruments (net of tax of $14.0)			(20.7)			(20.7)
Foreign currency translation adjustments (net of tax of $3.1)			5.3			5.3
Comprehensive income (loss)		98.9	(1.9)			97.0
Cash dividends on Common Stock ($1.13 per share)		(47.7)				(47.7)
Common Stock issued:						
Employee and director plans	5.0				16.0	21.0
Dividend reinvestment plan	1.2				1.5	2.7
Net gain in connection with issuances of units by AmeriGas Partners (net of tax of $70.7), as restated	108.9					108.9
Common Stock reacquired					(0.1)	(0.1)
Payments on notes receivable from employees				3.1		3.1
Balance September 30, 2003, as restated	511.7	90.9	4.7	(0.4)	(108.2)	498.7
Net income		111.6				111.6
Net gain on derivative instruments (net of tax of $15.0)			22.6			22.6
Reclassification of net gains on derivative instruments (net of tax of $6.9)			(10.6)			(10.6)
Foreign currency translation adjustments (net of tax of $0.9)			5.9			5.9
Comprehensive income		111.6	17.9			129.5
Cash dividends on Common Stock ($1.20 per share)		(56.3)				(56.3)
Common Stock issued:						
Public offering	239.6					239.6
Employee and director plans	4.6				10.3	14.9
Dividend reinvestment plan	1.3				1.2	2.5
Net gain in connection with issuances of units by AmeriGas Partners (net of tax of $6.6)	5.6					5.6
Common Stock reacquired					(0.6)	(0.6)
Payments on notes receivable from employees				0.2		0.2
Balance September 30, 2004	**$762.8**	**$146.2**	**$ 22.6**	**$(0.2)**	**$ (97.3)**	**$834.1**

See accompanying notes to consolidated financial statements.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 1 – Organization and Significant Accounting Policies

Organization. UGI Corporation ("UGI") is a holding company that owns and operates natural gas and electric utility, electricity generation, retail propane distribution, energy marketing and related businesses in the United States. Through foreign subsidiaries and a joint-venture affiliate, UGI also distributes liquefied petroleum gases ("LPG") in France, Austria, the Czech Republic, Slovakia and China. We refer to UGI and its consolidated subsidiaries collectively as "the Company" or "we."

We conduct a national propane distribution business through AmeriGas Partners, L.P. ("AmeriGas Partners") and its principal operating subsidiaries AmeriGas Propane, L.P. ("AmeriGas OLP") and AmeriGas OLP's subsidiary, AmeriGas Eagle Propane, L.P. ("Eagle OLP"). AmeriGas Partners, AmeriGas OLP and Eagle OLP are Delaware limited partnerships. UGI's wholly owned second-tier subsidiary AmeriGas Propane, Inc. (the "General Partner") serves as the general partner of AmeriGas Partners and AmeriGas OLP. AmeriGas OLP and Eagle OLP (collectively referred to as "the Operating Partnerships") comprise the largest retail propane distribution business in the United States serving residential, commercial, industrial, motor fuel and agricultural customers from locations in 46 states. We refer to AmeriGas Partners and its subsidiaries together as "the Partnership" and the General Partner and its subsidiaries, including the Partnership, as "AmeriGas Propane." At September 30, 2004, the General Partner and its wholly owned subsidiary Petrolane Incorporated ("Petrolane") collectively held a 1% general partner interest and a 44.6% limited partner interest in AmeriGas Partners, and effective 46.1% and 46.0% ownership interests in AmeriGas OLP and Eagle OLP, respectively. Our limited partnership interest in AmeriGas Partners comprises 24,525,004 Common Units. The remaining 54.4% interest in AmeriGas Partners comprises 29,948,268 publicly held Common Units representing limited partner interests.

The Partnership has no employees. Employees of the General Partner conduct, direct and manage the activities of AmeriGas Partners and AmeriGas OLP. The General Partner also provides management and administrative services to AmeriGas Eagle Holdings, Inc., the general partner of Eagle OLP, under a management services agreement. The General Partner is reimbursed monthly for all direct and indirect expenses it incurs on behalf of the Partnership including all General Partner employee compensation costs and a portion of UGI employee compensation and administrative costs. Although the Partnership's operating income represents a significant portion of our consolidated operating income, the Partnership's impact on our consolidated net income is considerably less due to the Partnership's significant minority interest and higher relative interest charges.

Our wholly owned subsidiary UGI Enterprises, Inc. ("Enterprises") (1) conducts a propane and butane-based LPG distribution business in France through its subsidiary UGI France, Inc. ("UGI France"); (2) conducts an LPG distribution business in Austria, the Czech Republic and Slovakia ("FLAGA"); and (3) participates in an LPG joint-venture business in the Nantong region of China. We refer to our foreign operations collectively as "International Propane." Our LPG distribution business in France is conducted through Antargaz, an operating subsidiary of AGZ Holding ("AGZ"), and its operating subsidiaries (collectively, "Antargaz").

Our natural gas and electric distribution utility businesses are conducted through our wholly owned subsidiary, UGI Utilities, Inc. ("UGI Utilities"). UGI Utilities owns and operates a natural gas distribution utility ("Gas Utility") in parts of eastern and southeastern Pennsylvania and an electric distribution utility ("Electric Utility") in northeastern Pennsylvania. Gas Utility and Electric Utility (collectively, "Utilities") are subject to regulation by the Pennsylvania Public Utility Commission ("PUC").

In addition, Enterprises conducts an energy marketing business primarily in the Eastern region of the United States through its wholly owned subsidiary, UGI Energy Services, Inc. ("Energy Services"). Energy Services' wholly owned subsidiary UGI Development Company ("UGID") and UGID's joint-venture affiliate Hunlock Creek Energy Ventures ("Energy Ventures") own interests in Pennsylvania-based electric generation assets. Prior to its transfer to Energy Services in June 2003, UGID was a wholly owned subsidiary of UGI Utilities. Through other subsidiaries, Enterprises owns and operates a heating, ventilation, air-conditioning and refrigeration service business in the Middle Atlantic States ("HVAC/R").

UGI is exempt from registration as a holding company and not otherwise subject to regulation under the Public Utility Holding Company Act of 1935 except for acquisitions under section 9(a)(2) because it files an annual exemption statement with the U.S. Securities and Exchange Commission ("SEC"). UGI is not subject to regulation by the PUC.

Consolidation Principles. The consolidated financial statements include the accounts of UGI and its controlled subsidiary companies, which, except for the Partnership, are majority owned. We eliminate all significant intercompany accounts and transactions when we consolidate. We report the public's limited partner interests in the Partnership and other parties' interests in our consolidated, but less than 100% owned subsidiaries of Antargaz, as minority interests. Entities in which we own 50% or less and in which we exercise significant influence over operating and financial policies are accounted for by the equity method (see Note 17). Effective with our March 31, 2004 acquisition of the remaining 80.5% ownership interests in AGZ, we began consolidating all of its operations (see Note 3). Investments in equity investees are included in other assets in the Consolidated Balance Sheets. Gains resulting from the issuances and sales of AmeriGas Partners' common units are recorded as an increase to common stockholders' equity with a corresponding decrease in minority interests in accordance with SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Common Stock by a Subsidiary." In addition, we record deferred income tax liabilities with a corresponding reduction in stockholders' equity associated with such gains (see Notes 2 and 16).

Reclassifications. We have reclassified certain prior-year balances to conform to the current-year presentation.

Use of Estimates. We make estimates and assumptions when preparing financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Regulated Utility Operations. We account for the operations of Gas Utility and Electric Utility in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 requires us to record the effects of rate regulation in the financial statements. SFAS 71 allows us to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and income will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the income statement of an unregulated company. These deferred assets and liabilities are then flowed through the income statement in the period in which the same amounts are included in rates and recovered from or refunded to customers. As required by SFAS 71, we monitor our regulatory and competitive environments to determine whether the recovery of our regulatory assets continues to be probable. If we were to determine that recovery of these regulatory assets is no longer probable, such assets would be written off against earnings. We believe that SFAS 71 continues to apply to our regulated utility operations and that the recovery of our regulatory assets is probable.

Regulatory assets and liabilities associated with Gas Utility and Electric Utility operations included in our accompanying balance sheets at September 30 comprise the following:

	2004	2003
Regulatory assets:		
Income taxes recoverable	**$62.0**	$57.6
Other postretirement benefits	**1.9**	2.2
Other	**1.1**	0.5
Total regulatory assets	**$65.0**	$60.3
Regulatory liabilities:		
Other postretirement benefits	**$ 3.0**	$ 3.8
Deferred fuel costs	**7.9**	14.7
Total regulatory liabilities	**$10.9**	$18.5

Utilities' regulatory liabilities relating to other postretirement benefits and deferred fuel costs are included in "other noncurrent liabilities" and "other current liabilities," respectively, on the Consolidated Balance Sheets. Utilities does not recover a rate of return on its regulatory assets.

Derivative Instruments. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. For a detailed description of the derivative instruments we use, our objectives for using them, and related supplemental information required by SFAS 133, see Note 13.

Consolidated Statements of Cash Flows. We define cash equivalents as all highly liquid investments with maturities of three months or less when purchased. We record cash equivalents at cost plus accrued interest, which approximates market value. We paid interest totaling $117.7 in 2004, $109.8 in 2003 and $106.2 in 2002. We paid income taxes totaling $70.2 in 2004, $48.2 in 2003 and $48.0 in 2002.

Revenue Recognition. We recognize revenues from the sale of propane and other LPG principally as product is delivered to customers. Revenue from the sale of appliances and equipment is recognized at the time of sale or installation. We record Utilities' regulated revenues for service provided to the end of each month which includes an accrual for certain unbilled amounts based upon estimated usage. We reflect the impact of Utilities' rate increases or decreases at the time they become effective. Energy Services records revenues when energy products are delivered to customers.

Inventories. Our inventories are stated at the lower of cost or market. We determine cost using an average cost method for natural gas, propane and other LPG, specific identification for appliances and the first-in, first-out ("FIFO") method for all other inventories.

Earnings Per Common Share. Basic earnings per share reflect the weighted-average number of common shares outstanding. Diluted earnings per share include the effects of dilutive stock options and common stock awards. In the following table, we present shares used in computing basic and diluted earnings per share for 2004, 2003 and 2002:

	2004	2003	2002
Denominator (millions of shares):			
Average common shares outstanding for basic computation	**47.308**	42.220	41.325
Incremental shares issuable for stock options and awards	**1.033**	1.016	0.582
Average common shares outstanding for diluted computation	**48.341**	43.236	41.907

Income Taxes. AmeriGas Partners and the Operating Partnerships are not directly subject to federal income taxes. Instead, their taxable income or loss is allocated to the individual partners. We record income taxes on our share of (1) the Partnership's current taxable income or loss and (2) the differences between the book and tax bases of the Partnership's assets and liabilities. The Operating Partnerships have subsidiaries which operate in corporate form and are directly subject to federal income taxes.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 1 continued

Gas Utility and Electric Utility record deferred income taxes in the Consolidated Statements of Income resulting from the use of accelerated depreciation methods based upon amounts recognized for ratemaking purposes. They also record a deferred income tax liability for tax benefits that are flowed through to ratepayers when temporary differences originate and record a regulatory income tax asset for the probable increase in future revenues that will result when the temporary differences reverse.

We are amortizing deferred investment tax credits related to Utilities' plant additions over the service lives of the related property. Utilities reduces its deferred income tax liability for the future tax benefits that will occur when investment tax credits, which are not taxable, are amortized. We also reduce the regulatory income tax asset for the probable reduction in future revenues that will result when such deferred investment tax credits amortize.

Property, Plant and Equipment and Related Depreciation. The amounts we assign to property, plant and equipment of businesses we acquire are based upon estimated fair value at date of acquisition. When Gas Utility and Electric Utility retire depreciable utility plant and equipment, we charge the original cost, net of removal costs and salvage value, to accumulated depreciation for financial accounting purposes. When our unregulated businesses retire or otherwise dispose of plant and equipment, we remove the cost and accumulated depreciation from the appropriate accounts and any resulting gain or loss is recognized in "Other income, net" in the Consolidated Statements of Income. We record depreciation expense for Utilities' plant and equipment on a straight-line method over the estimated average remaining lives of the various classes of its depreciable property. Depreciation expense as a percentage of the related average depreciable base for Gas Utility was 2.3% in both 2004 and 2003 and 2.5% in 2002. Depreciation expense as a percentage of the related average depreciable base for Electric Utility was 2.8% in 2004 and 3.0% in both 2003 and 2002. We compute depreciation expense on plant and equipment associated with our LPG operations using the straight-line method over estimated service lives generally ranging from 15 to 40 years for buildings and improvements; 7 to 30 years for storage and customer tanks and cylinders; and 2 to 12 years for vehicles, equipment, and office furniture and fixtures. We compute depreciation expense on plant and equipment associated with our electric generation assets on a straight-line basis over 25 years. Depreciation expense was $119.9 in 2004, $97.1 in 2003 and $88.2 in 2002.

Costs to install Partnership-owned tanks, net of amounts billed to customers, are capitalized and amortized over the estimated period of benefit not exceeding ten years.

Intangible Assets. Intangible assets comprise the following at September 30:

	2004	2003
Not subject to amortization:		
Goodwill	**$1,152.6**	$578.2
Excess reorganization value	**93.3**	93.3
	$1,245.9	$671.5
Other intangible assets:		
Customer relationships, noncompete agreements and other	**$ 169.7**	$ 51.1
Trademark (not subject to amortization)	**42.2**	–
Gross carrying amount	**211.9**	51.1
Accumulated amortization	**(27.5)**	(16.4)
Net carrying amount	**$ 184.4**	$ 34.7

The increase in the carrying amount of intangible assets during the year ended September 30, 2004 is principally the result of the acquisition of the remaining 80.5% ownership interests in AGZ and other smaller acquisitions. The increase in goodwill was slightly offset by the settlement of an income tax benefit held by Petrolane, which related to a period prior to the formation of the Partnership. The settlement resulted in a reduction to the value of the net assets contributed to AmeriGas OLP by Petrolane at the Partnership formation date. The adjustment was recorded by the Partnership during the year ended September 30, 2004 as a $5.5 reduction in both goodwill and partners' capital.

We amortize customer relationship and noncompete agreement intangibles over their estimated periods of benefit which do not exceed 15 years. Amortization expense of intangible assets was $11.1 in 2004, $6.1 in 2003 and $4.6 in 2002 including amortization expense associated with customer contracts recorded in cost of sales. Estimated amortization expense of intangible assets during the next five fiscal years is as follows: Fiscal 2005 - $15.4; Fiscal 2006 - $14.9; Fiscal 2007 - $14.3; Fiscal 2008 - $13.9; Fiscal 2009 - $12.5.

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we amortize intangible assets over their useful lives unless we determined their lives to be indefinite. Goodwill, including excess reorganization value, and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. SFAS 142 requires that we perform impairment tests annually or more frequently if events or circumstances indicate that the value of goodwill might be impaired. No provisions for goodwill impairments were recorded during 2004, 2003 or 2002.

Stock-Based Compensation. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in recording compensation expense for grants of stock, stock options, and other equity instruments to employees.

We use the intrinsic value method prescribed by APB 25 for our stock-based employee compensation plans. We recognized total stock and unit-based compensation expense of $14.3, $10.4 and $5.7 in 2004, 2003 and 2002, respectively. If we had determined stock-based compensation expense under the fair value method prescribed by the provisions of SFAS 123, net income and basic and diluted earnings per share for 2004, 2003 and 2002 would have been as follows:

	Year Ended September 30,		
	2004	2003	2002
Net income, as reported	**$111.6**	$98.9	$75.5
Add: Stock and unit-based employee expense included in reported net income, net of related tax effects	**9.3**	6.8	3.7
Deduct: Total stock and unit-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	**(10.4)**	(7.6)	(4.7)
Pro forma net income	**$110.5**	$98.1	$74.5
Basic earnings per share:			
As reported	**$2.36**	$2.34	$1.83
Pro forma	**$2.34**	$2.32	$1.80
Diluted earnings per share:			
As reported	**$2.31**	$2.29	$1.80
Pro forma	**$2.29**	$2.27	$1.78

For a description of our stock and unit-based compensation plans and related disclosures, see Note 9.

Deferred Debt Issuance Costs. Included in other assets are net deferred debt issuance costs of $13.9 at September 30, 2004 and $15.5 at September 30, 2003. We are amortizing these costs over the terms of the related debt.

Computer Software Costs. We include in property, plant and equipment costs associated with computer software we develop or obtain for use in our businesses. We amortize computer software costs on a straight-line basis over expected periods of benefit not exceeding ten years once the installed software is ready for its intended use.

Deferred Fuel Costs. Gas Utility's tariffs contain clauses which permit recovery of certain purchased gas costs through the application of purchased gas cost ("PGC") rates. The clauses provide for periodic adjustments to PGC rates for the difference between the total amount of purchased gas costs collected from customers and the recoverable costs incurred. In accordance with SFAS 71, we defer the difference between amounts recognized in revenues and the applicable gas costs incurred until they are subsequently billed or refunded to customers.

UGI Utilities Preferred Shares Subject to Mandatory Redemption. Beginning July 1, 2003 through the date of their redemption on October 1, 2004 (see Note 8), the Company accounted for UGI Utilities preferred shares subject to mandatory redemption in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes guidelines on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150, effective July 1, 2003, resulted in the Company presenting UGI Utilities preferred shares subject to mandatory redemption in the liabilities section of the balance sheet, and reflecting dividends paid on these shares as a component of interest expense, for periods presented after June 30, 2003. Prior to July 1, 2003, these dividends were reflected as a deduction from net income on the Consolidated Statements of Income. Because SFAS 150 specifically prohibits the restatement of financial statements prior to its adoption, prior period amounts have not been reclassified.

Environmental and Other Legal Matters. We accrue environmental investigation and cleanup costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Amounts accrued generally reflect our best estimate of costs expected to be incurred or the minimum liability associated with a range of expected environmental response costs. Our estimated liability for environmental contamination is reduced to reflect anticipated participation of other responsible parties but is not reduced for possible recovery from insurance carriers. In those instances for which the amount and timing of cash payments associated with environmental investigation and cleanup are reliably determinable, we discount such liabilities to reflect the time value of money. We intend to pursue recovery of incurred costs through all appropriate means, including regulatory relief. Gas Utility is permitted to amortize as removal costs site-specific environmental investigation and remediation costs, net of related third-party payments, associated with Pennsylvania sites. Gas Utility is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred removal costs. At September 30, 2004, the Company's accrued liability for environmental investigation and cleanup costs was not material.

Similar to environmental matters, we accrue investigation and other legal costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated (see Note 12).

Foreign Currency Translation. Balance sheets of international subsidiaries and our investment in an international propane joint venture are translated into U.S. dollars using the exchange rate at the balance sheet date. Income statements and equity method results are translated into U.S. dollars using an average exchange rate for each reporting period. Where the local currency is the functional currency, translation adjustments are recorded in other comprehensive income. Where the local currency is not the functional currency, translation adjustments are recorded in net income.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 1 continued

Comprehensive Income. Comprehensive income comprises net income and other comprehensive (loss) income. Other comprehensive (loss) income principally results from gains and losses on derivative instruments qualifying as cash flow hedges and foreign currency translation adjustments. The components of accumulated other comprehensive income at September 30, 2003 and 2004 follow:

	Derivative Instruments Gains (Losses)	Foreign Currency Translation Adjustments	Total
Balance – September 30, 2003	$(4.1)	$ 8.8	$ 4.7
Balance – September 30, 2004	$ 7.3	$15.3	$22.6

Recently Issued Accounting Pronouncements. In December 2003, the Financial Accounting Standards Board ("FASB") revised Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was originally issued in January 2003 and clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 was effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interests created or acquired before February 1, 2003, FIN 46 was effective beginning with our interim period ended March 31, 2004. If certain conditions are met, FIN 46 requires the primary beneficiary to consolidate certain variable interest entities. The adoption of FIN 46, as revised, did not have a material effect on the Company's financial position, results of operations or cash flows.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. Among other things, the Act provides for a prescription drug benefit to Medicare beneficiaries on a voluntary basis beginning in 2006. To encourage employers to continue to offer retiree prescription drug benefits, the Act provides for a tax-free subsidy to employers who offer a prescription drug benefit that is at least actuarially equivalent to the standard benefit offered under the Act. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"). FSP 106-2 is effective for periods beginning after June 15, 2004.

The Company provides postretirement health care benefits principally to certain of its retirees and a limited number of active employees meeting certain age and service requirements. See Note 6 for information on our Employee Retirement Plans. These postretirement benefits include certain retiree prescription drug benefits. The Company has determined that, as currently designed, its prescription drug benefit for retirees is not actuarially equivalent to the standard benefit offered under the Act and, as a result, does not qualify for the tax-free subsidy.

Note 2 – Prior-Year Restatement

We have restated the fiscal 2003 Consolidated Balance Sheet and Statement of Stockholders' Equity to record deferred income tax liabilities on the gains resulting from the conversion of our Subordinated Units in the Partnership (see Note 16), which occurred in December 2002, and upon subsequent sales by the Partnership of units to the public. The restatement has no impact on our Consolidated Statements of Income or Consolidated Statements of Cash Flows.

Under our interpretation of accounting rules at the time of the conversion, including Staff Accounting Bulletin No. 51, "Accounting for Sales of Common Stock by a Subsidiary," we accounted for the gains resulting from the conversion of Subordinated Units in the Partnership, and subsequent sales by the Partnership of units to the public, as increases in stockholders' equity in amounts equal to the increase in the value of our investment in the Partnership. We did not record deferred income tax liabilities relating to the gains because of our intention to hold our investment in the Partnership indefinitely. While our intention to hold the Partnership units indefinitely has not changed, we have reconsidered our previous judgments in the application of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), and have recorded deferred income tax liabilities on the gains. The following table summarizes the effect of the restatement:

	As of September 30, 2003	
	As previously reported	As restated
Deferred income taxes	$223.1	$293.8
Common Stock	$582.4	$511.7

Note 3 – Acquisitions and Investments

On March 31, 2004 (the "Closing Date"), UGI, through its subsidiary, UGI Bordeaux Holding (as assignee of UGI France), completed its acquisition of the remaining outstanding 80.5% ownership interests of AGZ, a French corporation and the parent company of Antargaz, a French corporation and a leading distributor of LPG in France, pursuant to the terms of (i) a Share Purchase Agreement dated as of February 17, 2004, by and among UGI France, UGI, PAI partners, a French corporation, and certain officers, directors and managers of AGZ and Antargaz and their affiliates, and (ii) that certain Medit Joinder Agreement dated February 20, 2004, by and among UGI France, UGI, Medit Mediterranea GPL, S.r.L., a company incorporated under the laws of Italy ("Medit"), and PAI partners (herein referred to as the "Antargaz Acquisition"). The acquisition of the remaining interests in AGZ is consistent with our growth strategies and core competencies.

The purchase price on the Closing Date of €261.8 or $319.2 (excluding transaction fees and expenses) was subject to post-closing working capital and net debt adjustments. UGI used the cash proceeds from its March 2004 public offering of 7.5 million shares of its common stock and $89.0 of available cash to fund the purchase price. In accordance with the Share Purchase Agreement, UGI paid an additional €5.8 ($7.1) as a result of post-closing adjustments. In addition, we incurred transaction fees and expenses of $5.4. See Note 9 for additional information regarding the issuance of UGI Common Stock.

The Antargaz Acquisition has been accounted for as a step acquisition. UGI's initial 19.5% equity investment in AGZ has been allocated to 19.5% of AGZ's assets and liabilities at March 31, 2004. The amount by which the carrying value of UGI's equity investment exceeded the aforementioned allocation has been recorded as goodwill. The purchase price of the remaining 80.5% of AGZ, including transaction fees and expenses, has been allocated to the assets acquired and liabilities assumed, as follows:

Working capital	$ 28.7
Property, plant and equipment	337.0
Goodwill	469.3
Customer relationships (estimated useful life of twelve years)	97.1
Trademark and other intangible assets	38.6
Long-term debt (including current maturities)	(392.6)
Deferred income taxes	(108.8)
Minority interests	(11.1)
Other assets and liabilities	(126.5)
Total	$ 331.7

None of the goodwill is expected to be deductible for income tax purposes.

The Company has completed its review and determination of the fair value of the portion of AGZ's assets acquired and liabilities assumed, principally the fair values of property, plant and equipment and identifiable intangible assets. The assets and liabilities of AGZ are included in our Consolidated Balance Sheet as of September 30, 2004. The operating results of AGZ are included in our consolidated results beginning April 1, 2004. Prior to April 1, 2004, our 19.5% equity interest in AGZ is reflected in our Consolidated Financial Statements under the equity method of accounting.

The following table presents unaudited pro forma income statement and basic and diluted per share data for the years ended September 30, 2004 and 2003 as if the Antargaz Acquisition had occurred as of the beginning of those periods:

	2004	2003
	(pro forma)	(pro forma)
Revenues	$4,293.0	$3,725.0
Net income	168.2	122.9
Earnings per share:		
Basic	$ 3.31	$ 2.46
Diluted	$ 3.24	$ 2.41

The pro forma results of operations reflect AGZ's historical operating results after giving effect to adjustments directly attributable to the transaction that are expected to have a continuing effect. The pro forma amounts are not necessarily indicative of the operating results that would have occurred had the acquisition been completed as of the date indicated, nor are they necessarily indicative of future operating results.

On October 1, 2003, AmeriGas OLP acquired substantially all of the retail propane distribution assets and business of Horizon Propane LLC ("Horizon Propane") for total cash consideration of $31.0. In December 2003, AmeriGas OLP paid Horizon Propane a working capital adjustment of $0.1 in accordance with the Asset Purchase Agreement. During its fiscal year ended June 30, 2003, Horizon Propane sold over 30 million gallons of propane from ninety locations in twelve states. In addition, AmeriGas OLP completed several smaller acquisitions of retail propane businesses, HVAC/R acquired a commercial refrigeration business and FLAGA acquired a retail propane distribution business in the Czech Republic during the year ended September 30, 2004. The pro forma effect of these transactions is not material.

In June 2003, pursuant to an asset purchase agreement between and among Allegheny Energy Supply Company, LLC, Allegheny Energy Supply Conemaugh, LLC ("Allegheny Conemaugh"), UGID, and UGI, UGID acquired an additional 83 megawatt ownership interest in the Conemaugh electricity generation station ("Conemaugh") from Allegheny Conemaugh, a unit of Allegheny Energy, Inc. ("Allegheny"), for $51.3 in cash, subject to a $3.0 credit. Conemaugh is a 1,711-megawatt, coal-fired electricity generation station located near Johnstown, Pennsylvania and is owned by a consortium of energy companies and operated by a unit of Reliant Resources, Inc. under contract. The purchase increased UGID's ownership interest in Conemaugh to 102 megawatts (6.0%) from 19 megawatts (1.1%) previously. Substantially all of the purchase price for the additional interest in Conemaugh is included in property, plant and equipment in the Consolidated Balance Sheet.

In March 2003, Energy Services acquired the northeastern U.S. gas marketing business of TXU Energy Retail Company, L.P., a subsidiary of TXU Corp. (the "TXU Energy Acquisition"), for approximately $10.0 in cash. As a result of the TXU Energy Acquisition, Energy Services assumed the existing sales and supply agreements for approximately one thousand commercial and industrial customers located primarily in New York, Pennsylvania, Ohio and New Jersey.

During 2003, AmeriGas OLP acquired several retail propane distribution businesses and HVAC/R acquired a commercial refrigeration business for total cash consideration of $28.6. In conjunction with these acquisitions, liabilities of $1.5 were incurred. The operating results of these businesses have been included in our results of operations from their respective dates of acquisition.

In November 2004, UGI Asset Management, Inc., a wholly owned subsidiary of Energy Services, acquired from ConocoPhillips Company and AmerE Holdings, Inc. (a wholly owned, indirect subsidiary of AmeriGas Propane, L.P.) in separate transactions 100% of the issued and outstanding common stock of Atlantic Energy, Inc. for an aggregate purchase price of approximately $24 in cash, subject to post-closing adjustments. In connection with this acquisition, Atlantic Energy, Inc. and AmeriGas Propane, L.P. entered into a long-term propane supply agreement.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 4 – Debt

Long-term debt comprises the following at September 30:

	2004	2003
AmeriGas Propane:		
AmeriGas Partners Senior Notes:		
8.875%, due May 2011 (including unamortized premium of $8.3 and $6.4, respectively, effective rate – 8.46%)	**$ 386.3**	$ 366.4
10%, due April 2006 (less unamortized discount of $0.1 and $0.2, respectively, effective rate – 10.125%)	**59.9**	59.8
AmeriGas OLP First Mortgage Notes:		
Series A, 9.34% - 11.71%, due April 2005 through April 2009 (including unamortized premium of $5.2 and $6.6, respectively, effective rate – 8.91%)	**165.2**	166.6
Series B, 10.07%, due April 2005 (including unamortized premium of $0.3 and $1.1, respectively, effective rate – 8.74%)	**40.3**	81.1
Series C, 8.83%, due April 2005 through April 2010	**82.5**	96.3
Series D, 7.11%, due March 2009 (including unamortized premium of $1.6 and $1.9, respectively, effective rate – 6.52%)	**71.6**	71.9
Series E, 8.50%, due July 2010 (including unamortized premium of $0.1, effective rate – 8.47%)	**80.1**	80.1
Other	**5.5**	5.1
Total AmeriGas Propane	**891.4**	927.3
International Propane:		
Antargaz Senior Facilities term loan, due March 2005 through June 2008	**240.0**	–
Antargaz 10% High Yield Bonds, due July 2011 (including unamortized premium of $20.0, effective rate - 7.68%)	**225.2**	–
FLAGA Acquisition Note, due through September 2006	**68.2**	68.9
FLAGA euro special purpose facility	**3.3**	4.2
Other	**9.3**	–
Total International Propane	**546.0**	73.1
UGI Utilities:		
Medium-Term Notes:		
7.25% Notes, due November 2017	**20.0**	20.0
7.17% Notes, due June 2007	**20.0**	20.0
7.37% Notes, due October 2015	**22.0**	22.0
6.62% Notes, due May 2005	**20.0**	20.0
7.14% Notes, due December 2005 (including unamortized premium of $0.2 and $0.3, respectively, effective rate – 6.64%)	**30.2**	30.3
7.14% Notes, due December 2005	**20.0**	20.0
5.53% Notes, due September 2012	**40.0**	40.0
5.37% Notes, due August 2013	**25.0**	25.0
6.50% Notes, due August 2033	**20.0**	20.0
Total UGI Utilities	**217.2**	217.3
Other	**5.5**	5.8
Total long-term debt	**1,670.1**	1,223.5
Less current maturities (including net unamortized premiums of $5.4 and $3.1, respectively)	**(122.8)**	(65.0)
Total long-term debt due after one year	**$1,547.3**	$1,158.5

Scheduled principal repayments of long-term debt due in fiscal years 2005 to 2009 follows:

	2005	2006	2007	2008	2009
AmeriGas Propane	$ 57.0	$114.9	$54.3	$ 54.0	$123.9
UGI Utilities	20.0	50.0	20.0	–	–
International Propane	39.7	83.8	24.2	173.2	–
Other	0.7	0.7	0.8	3.1	–
Total	$117.4	$249.4	$99.3	$230.3	$123.9

AmeriGas Propane

AmeriGas Partners Senior Notes. The 8.875% Senior Notes generally cannot be redeemed at our option prior to May 20, 2006. A redemption premium applies thereafter through May 19, 2009. The 10% Senior Notes generally cannot be redeemed at our option prior to their maturity. AmeriGas Partners prepaid $15 of its 10.125% Senior Notes in November 2001 at a redemption price of 103.375% and the remaining $85 of its 10.125% Senior Notes in January 2003 at a redemption price of 102.25%, in each instance, including accrued interest. AmeriGas Partners recognized losses of $3.0 and $0.7 associated with these prepayments which amounts are reflected in "Loss on extinguishments of debt" in the 2003 and 2002 Consolidated Statements of Income, respectively. AmeriGas Partners may, under certain circumstances following the disposition of assets or a change of control, be required to offer to prepay its Senior Notes.

AmeriGas OLP First Mortgage Notes. AmeriGas OLP's First Mortgage Notes are collateralized by substantially all of its assets. The General Partner and Petrolane are co-obligors of the Series A, B, and C First Mortgage Notes, and the General Partner is co-obligor of the Series D and E First Mortgage Notes. AmeriGas OLP may prepay the First Mortgage Notes, in whole or in part. These prepayments include a make whole premium. Following the disposition of assets or a change of control, AmeriGas OLP may be required to offer to prepay the First Mortgage Notes, in whole or in part.

AmeriGas OLP Credit Agreement. AmeriGas OLP's Credit Agreement ("Credit Agreement") consists of (1) a Revolving Credit Facility and (2) an Acquisition Facility. AmeriGas OLP's obligations under the Credit Agreement are collateralized by substantially all of its assets. The General Partner and Petrolane are guarantors of amounts outstanding under the Credit Agreement.

Under the Revolving Credit Facility, AmeriGas OLP may borrow up to $100 (including a $100 sublimit for letters of credit) subject to restrictions in the AmeriGas Partners Senior Notes indentures (see "Restrictive Covenants" below). The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Revolving Credit Facility expires on October 15, 2008, but may be extended for additional one-year periods with the consent of the participating banks representing at least 80% of the commitments thereunder. There were no borrowings outstanding under AmeriGas OLP's Revolving Credit Facility at September 30, 2004 and 2003.

Issued and outstanding letters of credit, which reduce available borrowings under the Revolving Credit Facility, totaled $45.9 and $33.4 at September 30, 2004 and 2003, respectively.

The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75 to finance the purchase of propane businesses or propane business assets or, to the extent it is not so used, for working capital and general purposes, subject to restrictions in the Senior Notes indentures. The Acquisition Facility operates as a revolving facility through October 15, 2008, at which time amounts then outstanding will be immediately due and payable. There were no amounts outstanding under the Acquisition Facility at September 30, 2004 and 2003.

The Revolving Credit Facility and the Acquisition Facility permit AmeriGas OLP to borrow at prevailing interest rates, including the base rate, defined as the higher of the Federal Funds rate plus 0.50% or the agent bank's prime rate (4.75% at September 30, 2004), or at a two-week, one-, two-, three-, or six-month Eurodollar Rate, as defined in the Credit Agreement, plus a margin. The margin on Eurodollar Rate borrowings (which ranges from 1.00% to 2.25%), and the Credit Agreement facility fee rate (which ranges from 0.25% to 0.50%) are dependent upon AmeriGas OLP's ratio of funded debt to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), each as defined in the Credit Agreement.

General Partner Facility. AmeriGas OLP also has a revolving credit agreement with the General Partner under which it may borrow up to $20 for working capital and general purposes. This agreement is coterminous with, and generally comparable to, AmeriGas OLP's Revolving Credit Facility except that borrowings under the General Partner Facility are unsecured and subordinated to all senior debt of AmeriGas OLP. Interest rates on borrowings are based upon one-month offshore interbank offering rates. Facility fees are determined in the same manner as fees under the Revolving Credit Facility. UGI has agreed to contribute up to $20 to the General Partner to fund such borrowings.

Restrictive Covenants. The Senior Notes of AmeriGas Partners restrict the ability of the Partnership to, among other things, incur additional indebtedness, make investments, incur liens, issue preferred interests, prepay subordinated indebtedness, and effect mergers, consolidations and sales of assets. Under the Senior Notes indentures, AmeriGas Partners is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if certain conditions are met. These conditions include:

1. no event of default exists or would exist upon making such distributions and
2. the Partnership's consolidated fixed charge coverage ratio, as defined, is greater than 1.75-to-1.

If the ratio in item 2 above is less than or equal to 1.75-to-1, the Partnership may make cash distributions in a total amount not to exceed $24 less the total amount of distributions made during the immediately preceding 16 fiscal quarters. At September 30, 2004, such ratio was 3.14-to-1.

The Credit Agreement and the First Mortgage Notes restrict the incurrence of additional indebtedness and also restrict certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The Credit Agreement and First Mortgage Notes require the ratio of total indebtedness, as defined, to EBITDA, as defined (calculated on a rolling four-quarter basis or eight-quarter basis divided by two), to be less than or equal to 4.75-to-1 with respect to the Credit Agreement and 5.25-to-1 with respect to the First Mortgage Notes. In addition, the Credit Agreement requires that AmeriGas OLP maintain a ratio of EBITDA to interest expense, as defined, of at least 2.25-to-1 on a rolling four-quarter basis. Generally, as long as no default exists or would result, AmeriGas OLP is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter. At September 30, 2004, the Partnership was in compliance with its financial covenants.

International Propane

Antargaz' Senior Facilities Agreement consists of (1) a euro-denominated variable-rate term loan and (2) a €50 revolver. At September 30, 2004, there was €193 ($240.0) outstanding under the term loan and no borrowings outstanding under the revolver. Principal payments of €9 on the term loan are due semi-annually on March 31 and September 30 each year with final payments of €39 and €100 due March 31, 2008 and June 30, 2008, respectively. The term loan bears interest at euribor or libor plus margin, as defined by the Senior Facilities Agreement. Margin (which ranges from 0.85% to 1.75%) is dependent upon Antargaz' ratio of total net debt to EBITDA, each as defined by the Senior Facilities Agreement. Antargaz has fixed the interest rate on a portion of its term loan through the use of interest rate swap agreements (see Note 13). The Senior Facilities debt has been collateralized by substantially all of Antargaz' shares in its subsidiaries and its equity investee, and by substantially all of its accounts receivable.

In July 2002, AGZ issued €165 of 10% Senior Notes due 2011 (the "High Yield Bonds"), through one of its subsidiaries, AGZ Finance. Interest on the High Yield Bonds is payable semi-annually on January 15 and July 15. AGZ Finance may redeem the bonds in whole or in part at a premium commencing July 2006.

At September 30, 2004, FLAGA's multi-currency acquisition note ("Acquisition Note") consisted of $5.4 of U.S. dollar-denominated obligations and €50.5 of euro-denominated obligations. The U.S. dollar-denominated obligations under the Acquisition Note bear interest at fixed rates ranging from 5.70% to 5.92% while the euro-denominated obligations bear interest at a rate of 1.25% over one- to twelve-month euribor rates (as chosen by FLAGA from time to time). The effective interest rates on the Acquisition Note at September 30, 2004 and September 30, 2003 were 3.83% and 4.00%, respectively. FLAGA may prepay the Acquisition Note, in whole or in part. Prior to March 11, 2005, such prepayments shall be at a premium.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 4 continued

At September 30, 2004, FLAGA has a €15 working capital loan commitment from a European bank. The working capital facility expires in November 2005, but may be extended with the bank's consent. Loans under the working capital facility, as well as borrowings under FLAGA's special purpose facility, bear interest at market rates. The weighted-average interest rates on FLAGA's working capital facility were 3.04% at September 30, 2004 and 3.40% at September 30, 2003. Borrowings under the working capital facility at September 30, 2004 and 2003 totaled €13.8 ($17.2) and €13.6 ($15.9), respectively, and are classified as bank loans.

Restrictive Covenants and Guarantees. The Senior Facilities Agreement and the Trust Deed, dated July 23, 2002, among AGZ Finance, as issuer, AGZ, as guarantor, and the Bank of New York, as trustee, ("Trust Deed") relating to the High Yield Bonds restrict the ability of AGZ and its subsidiaries, including Antargaz, to, among other things, incur additional indebtedness, make investments, incur liens, prepay indebtedness, and effect mergers, consolidations and sales of assets. Under these agreements, AGZ is generally permitted to make restricted payments, such as dividends, equal to 50% of consolidated net income, as defined in each respective agreement, for (1) the immediately preceding fiscal year, in the case of the Senior Facilities Agreement, and (2) on a cumulative basis since July 2002, in the case of the Trust Deed, if no event of default exists or would exist upon payment of such restricted payment.

The FLAGA Acquisition Note, special purpose facility and working capital facility are subject to guarantees of UGI. In addition, under certain conditions regarding changes in the credit rating of UGI Utilities' long-term debt, the lending bank may require UGI to grant additional security or may accelerate repayment of the debt.

UGI Utilities

Revolving Credit Agreements. At September 30, 2004, UGI Utilities had revolving credit agreements with five banks providing for borrowings of up to $110. These agreements are currently scheduled to expire in June 2007. UGI Utilities may borrow at various prevailing interest rates, including LIBOR and the banks' prime rate. UGI Utilities pays quarterly commitment fees on these credit lines. UGI Utilities had revolving credit agreement borrowings totaling $60.9 at September 30, 2004 and $40.7 at September 30, 2003, which we classify as bank loans. The weighted-average interest rates on UGI Utilities bank loans were 2.35% at September 30, 2004 and 1.63% at September 30, 2003.

Restrictive Covenants. UGI Utilities' credit agreements have restrictions on such items as total debt, debt service, and payments for investments. They also require consolidated tangible net worth of at least $125. At September 30, 2004, UGI Utilities was in compliance with these financial covenants.

Note 5 – Income Taxes

Income (loss) before income taxes comprises the following:

	2004	2003	2002
Domestic	**$160.7**	$157.1	$117.2
Foreign	**15.3**	3.7	6.8
Total income before income taxes	**$176.0**	$160.8	$124.0

The provisions for income taxes consist of the following:

	2004	2003	2002
Current expense:			
Federal	**$46.8**	$48.1	$26.5
State	**14.4**	15.4	9.3
Foreign	**0.2**	–	0.1
Total current expense	**61.4**	63.5	35.9
Deferred (benefit) expense:			
Federal	**4.3**	2.3	11.8
State	**(1.6)**	(3.6)	(0.4)
Foreign	**0.7**	(1.1)	–
Investment tax credit amortization	**(0.4)**	(0.4)	(0.4)
Total deferred expense (benefit)	**3.0**	(2.8)	11.0
Total income tax expense	**$64.4**	$60.7	$46.9

A reconciliation from the statutory federal tax rate to our effective tax rate is as follows:

	2004	2003	2002
Statutory federal tax rate	**35.0%**	35.0%	35.0%
Difference in tax rate due to:			
State income taxes, net of federal	**4.8**	4.6	5.3
Other, net	**(3.2)**	(1.8)	(2.5)
Effective tax rate	**36.6%**	37.8%	37.8%

Deferred tax liabilities (assets) comprise the following at

Note 6 – Employee Retirement Plans

Note 8 – Series Preferred Stock

UGI has 5,000,000 shares of UGI Series Preferred Stock, including both series subject to and series not subject to mandatory redemption, authorized for issuance. We had no shares of UGI Series Preferred Stock outstanding at September 30, 2004 or 2003.

UGI Utilities has 2,000,000 shares of UGI Utilities Series Preferred Stock, including both series subject to and series not subject to mandatory redemption, authorized for issuance. The holders of shares of UGI Utilities Series Preferred Stock have the right to elect a majority of UGI Utilities' Board of Directors (without cumulative voting) if dividend payments on any series are in arrears in an amount equal to four quarterly dividends. This election right continues until the arrearage has been cured. We have paid cash dividends at the specified annual rates on all outstanding UGI Utilities Series Preferred Stock.

At September 30, 2004 and 2003, UGI Utilities had outstanding 200,000 shares of $7.75 Series Cumulative Preferred Stock. UGI Utilities' redeemed all 200,000 shares of the $7.75 UGI Utilities Series Cumulative Preferred Stock on October 1, 2004 at a price of $100 per share together with full cumulative dividends. The redemption was funded with proceeds from the October 2004 issuance of $20 of 6.13% Medium-Term Notes due October 2034.

Note 9 – Common Stock and Incentive Stock Award Plans

In March 2004, UGI Corporation sold 7.5 million shares of common stock in an underwritten public offering at a public offering price of $32.10 per share. During April 2004, the underwriters exercised a portion of their overallotment option for the purchase of an additional 0.3 million shares. As mentioned in Note 3, the proceeds of the public offering of approximately $239 were used primarily to fund a portion of the purchase price of the remaining ownership interests in AGZ.

Common Stock share activity for 2002, 2003, and 2004 follows:

	Issued	Treasury	Outstanding
Balance September 30, 2001	49,798,097	(8,853,501)	40,944,596
Issued:			
Employee and director plans	–	482,794	482,794
Dividend reinvestment plan	–	130,593	130,593
Reacquired	–	(5,388)	(5,388)
Balance September 30, 2002	49,798,097	(8,245,502)	41,552,595
Issued:			
Employee and director plans	–	1,050,921	1,050,921
Dividend reinvestment plan	–	97,665	97,665
Reacquired	–	(1,823)	(1,823)
Balance September 30, 2003	49,798,097	(7,098,739)	42,699,358
Issued:			
Public offering	7,778,400	–	7,778,400
Employee and director plans	–	653,250	653,250
Dividend reinvestment plan	–	80,190	80,190
Balance September 30, 2004	57,576,497	(6,365,299)	51,211,198

Stock Option and Incentive Plans. Under UGI's current equity compensation plans, we may grant options to acquire shares of Common Stock, or issue stock-based awards ("Units") to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Grants of stock options or Units may vest immediately or ratably over a period of years, and stock options generally can be exercised no later than ten years from the grant date.

Under the 2004 Omnibus Equity Compensation Plan ("OECP"), awards representing up to 3,500,000 shares of Common Stock may be granted. The maximum number of shares that may be issued pursuant to grants other than stock options or dividend equivalents is 800,000 shares. In addition, the OECP provides that both option grants and Units may provide for the crediting of Common Stock dividend equivalents to participants' accounts. Dividend equivalents on employee awards will be paid in cash, and such payments may, at the participants' request, be deferred. Dividend equivalents on non-employee director awards are paid in additional Common Stock Units. Stock-based awards may be settled, at the option of the Company, in shares of Common Stock, cash, or a combination of Common Stock and cash. The actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of objective performance goals. During 2004, 2003 and 2002, the Company made stock-based awards other than stock options and dividend equivalents representing 134,300, 81,750, and 254,250 shares, respectively. At September 30, 2004, awards representing 447,100 shares of Common Stock were outstanding under our equity compensation plans. There are outstanding stock-based awards and stock options under a number of plans, however, no further awards will be made under any plan other than the OECP.

Stock option transactions under all of our plans for 2002, 2003, and 2004 follow:

	Shares	Average Option Price
Shares under option - September 30, 2001	2,553,357	14.214
Granted	714,375	20.470
Exercised	(437,967)	14.019
Shares under option - September 30, 2002	2,829,765	15.857
Granted	694,500	25.179
Exercised	(997,526)	14.681
Forfeited	(44,250)	22.725
Shares under option - September 30, 2003	2,482,489	18.818
Granted	747,250	33.637
Exercised	(521,026)	15.783
Forfeited	(44,250)	25.707
Shares under option - September 30, 2004	2,664,463	23.414
Options exercisable 2002	1,706,889	14.515
Options exercisable 2003	1,428,987	15.454
Options exercisable 2004	1,359,335	18.020

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 6 continued

Net pension expense (income) is determined using assumptions as of the beginning of each fiscal year. Funded status is determined using assumptions as of the end of each fiscal year. The expected rate of return on assets assumption is based on the rates of return for certain asset classes and the allocation of plan assets among those asset classes as well as actual historic long-term rates of return on our plan assets.

Net periodic pension expense (income) and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Service cost	**$ 5.0**	$ 4.5	$ 3.6	**$ 0.2**	$ 0.2	$ 0.1
Interest cost	**13.0**	13.0	12.5	**1.8**	1.8	1.7
Expected return on assets	**(17.3)**	(17.9)	(19.1)	**(0.5)**	(0.4)	(0.3)
Amortization of:						
Transition (asset) obligation	**(1.4)**	(1.6)	(1.6)	**0.9**	0.9	0.9
Prior service cost	**0.7**	0.6	0.6	**–**	–	–
Actuarial (gain) loss	**1.2**	0.3	–	**0.3**	0.1	(0.1)
Antargaz Acquisition	**0.3**	–	–	**0.2**	–	–
Net benefit cost (income)	**1.5**	(1.1)	(4.0)	**2.9**	2.6	2.3
Change in regulatory assets and liabilities	–	–	–	**0.9**	1.0	1.2
Net expense (income)	**$ 1.5**	$ (1.1)	$ (4.0)	**$ 3.8**	$ 3.6	$ 3.5

UGI Utilities Pension Plan assets are held in trust. Although the UGI Utilities Pension Plan projected benefit obligations exceeded plan assets at September 30, 2004 and 2003, plan assets exceeded accumulated benefit obligations by $9.2 and $7.3, respectively. The Company did not make any contributions in 2004 nor does it believe it will be required to make any contributions to the UGI Utilities Pension Plan during the year ending September 30, 2005. At September 30, 2004, the accumulated benefit obligation of AGZ benefits exceeded the plan assets by $6.5. However, the accrual recorded in our Consolidated Balance Sheet at September 30, 2004 exceeds the minimum pension liability. Antargaz does not expect to make any contributions to fund AGZ benefits during the year ending September 30, 2005.

Pursuant to orders issued by the PUC, UGI Utilities has established a Voluntary Employees' Beneficiary Association ("VEBA") trust to pay retiree health care and life insurance benefits by depositing into the VEBA the annual amount of postretirement benefits costs determined under SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions." The difference between such amounts and amounts included in UGI Utilities' rates is deferred for future recovery from, or refund to, ratepayers. VEBA investments consist principally of equity and fixed income mutual funds. UGI Utilities contributed $2.5 million to the VEBA during the year ended September 30, 2004 and expects to contribute approximately $2.5 million during the year ending September 30, 2005.

Expected payments for pension benefits and for other postretirement welfare benefits are as follows:

	Pension Benefits	Other Postretirement Benefits
Fiscal 2005	$10.6	$ 2.4
Fiscal 2006	10.6	2.5
Fiscal 2007	10.9	2.6
Fiscal 2008	11.0	2.7
Fiscal 2009	11.6	2.7
Fiscal 2010-2014	67.8	13.3

In accordance with our investment strategy to obtain long-term growth, our target allocations are to maintain a mix of 60% equities and the remainder in fixed income funds or cash equivalents. The targets and actual allocations for the UGI Utilities Pension Plan assets and VEBA trust assets at September 30 are as follows:

	Target		Pension Plan		VEBA	
	Pension Plan	VEBA	**2004**	2003	**2004**	2003
Equities	60%	60%	**63%**	60%	**58%**	57%
Fixed income funds	40%	30%	**37%**	40%	**27%**	29%
Cash equivalents	N/A	10%	**N/A**	N/A	**15%**	14%

UGI Common Stock comprised approximately 8% and 7% of UGI Utilities Pension Plan assets at September 30, 2004 and 2003, respectively.

The assumed health care cost trend rates are 10.0% for fiscal 2005, decreasing to 5.5% in fiscal 2010. A one percentage point change in the assumed health care cost trend rate would change the 2004 postretirement benefit cost and obligation as follows:

	1% Increase	1% Decrease
Effect on total service and interest costs	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.7	$(1.5)

We also sponsor unfunded and non-qualified supplemental executive retirement plans. At September 30, 2004 and 2003, the projected benefit obligations of these plans were $12.4 and $11.9, respectively. We recorded net benefit costs for these plans of $1.9 in 2004, $1.9 in 2003 and $1.4 in 2002. We also recorded a settlement loss of $1.5 in 2004 associated with these plans.

Defined Contribution Plans. We sponsor 401(k) savings plans for eligible employees of UGI, UGI Utilities, AmeriGas Propane, HVAC/R and certain of UGI's other wholly owned domestic subsidiaries. Generally, participants in these plans may contribute a portion of their compensation on either a before-tax basis, or on both a before-tax and after-tax basis. These plans also provide for either mandatory or discretionary employer matching contributions at various rates. The cost of benefits under the savings plans totaled $8.2 in 2004, $7.3 in 2003 and $4.5 in 2002.

Note 7 – Inventories

Inventories comprise the following at September 30:

	2004	2003
Propane and other LPG	**$ 92.1**	$ 53.8
Utility fuel and gases	**69.8**	54.6
Materials, supplies and other	**36.5**	28.2
Total inventories	**$198.4**	$136.6

which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option.

in which:

1. we are not the surviving corporation, or
2. we are the surviving corporation, but our Common Stock is changed or exchanged, or

3. 50% or more of our assets or earning power is sold or transferred, then each holder of a right is entitled to purchase, at the exercise price of the right, common stock of the acquiring company having a market value of twice the exercise price of the right.

The rights have no voting or dividend rights and, until exercisable, have no dilutive effect on our earnings.

Note 11 – Partnership Distributions

The Partnership makes distributions to its partners approximately 45 days after the end of each fiscal quarter in a total amount equal to its Available Cash for such quarter. Available Cash generally means:

1. all cash on hand at the end of such quarter,
2. plus all additional cash on hand as of the date of determination resulting from borrowings after the end of such quarter,
3. less the amount of cash reserves established by the General Partner in its reasonable discretion.

The General Partner may establish reserves for the proper conduct of the Partnership's business and for distributions during the next four quarters. In addition, certain of the Partnership's debt agreements require reserves be established for the payment of debt principal and interest.

Distributions of Available Cash are made 98% to limited partners and 2% to the General Partner. The Partnership may pay an incentive distribution to the General Partner if Available Cash exceeds the Minimum Quarterly Distribution of $0.55 ("MQD") on all units.

Note 12 – Commitments and Contingencies

We lease various buildings and other facilities and transportation, computer, and office equipment under operating leases. Certain of our leases contain renewal and purchase options and also contain step-rent provisions. Our aggregate rental expense for such leases was $50.4 in 2004, $47.4 in 2003 and $46.5 in 2002.

Minimum future payments under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

	2005	2006	2007	2008	2009	After 2009
AmeriGas Propane	$39.3	$33.2	$28.2	$23.9	$19.6	$45.1
UGI Utilities	3.5	3.1	2.6	1.8	0.9	2.9
International Propane and other	3.7	3.4	3.2	3.0	2.2	2.2
Total	$46.5	$39.7	$34.0	$28.7	$22.7	$50.2

Gas Utility has gas supply agreements with producers and marketers with terms not exceeding one year. Gas Utility also has agreements for firm pipeline transportation and natural gas storage services, which Gas Utility may terminate at various dates through 2016. Gas Utility's costs associated with transportation and storage capacity agreements are included in its annual PGC filing with the PUC and are recoverable through PGC rates. In addition, Gas Utility has short-term gas supply agreements which permit it to purchase certain of its gas supply needs on a firm or interruptible basis at spot-market prices.

Electric Utility purchases its capacity requirements and electric energy needs under contracts with various suppliers and on the spot market. Contracts with producers for capacity and energy needs expire at various dates through fiscal 2008.

Energy Services enters into fixed price contracts with suppliers to purchase natural gas to meet its sales commitments. Generally, these contracts have terms of less than two years.

The Partnership enters into fixed price contracts to purchase a portion of its supply requirements. These contracts generally have terms of less than one year.

The following table presents contractual obligations under Gas Utility, Electric Utility, Energy Services, AmeriGas Propane and International Propane supply, storage and service contracts existing at September 30, 2004:

	2005	2006	2007	2008	2009	After 2009
Gas Utility and Electric Utility supply, storage and transportation contracts	$188.5	$100.6	$80.7	$60.6	$51.7	$116.3
Energy Services supply contracts	449.4	59.6	1.6	–	–	–
AmeriGas Propane supply contracts	12.8	–	–	–	–	–
International Propane supply contracts	109.4	109.4	52.2	–	–	–
Total	$760.1	$269.6	$134.5	$60.6	$51.7	$116.3

The Partnership also enters into contracts to purchase propane to meet additional supply requirements. Generally, these contracts are one- to three-year agreements subject to annual review and call for payment based on either market prices at date of delivery or fixed prices.

The Partnership has succeeded to certain lease guarantee obligations of Petrolane relating to Petrolane's divestiture of non-propane operations before its 1989 acquisition by QFB Partners. Future lease payments under these leases total approximately $12 at September 30, 2004. The leases expire through 2010 and some of them are currently in default. The

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 12 continued

Partnership has succeeded to the indemnity agreement of Petrolane by which Texas Eastern Corporation ("Texas Eastern"), a prior owner of Petrolane, agreed to indemnify Petrolane against any liabilities arising out of the conduct of businesses that do not relate to, and are not a part of, the propane business, including lease guarantees. In December 1999, Texas Eastern filed for dissolution under the Delaware General Corporation Law. PanEnergy Corporation ("PanEnergy"), Texas Eastern's sole stockholder, assumed all of Texas Eastern's liabilities as of December 20, 2002, to the extent of the value of Texas Eastern's assets transferred to PanEnergy as of that date (which was estimated to exceed $94), and to the extent that such liabilities arise within ten years from Texas Eastern's date of dissolution. Notwithstanding the dissolution proceeding, and based on Texas Eastern previously having satisfied directly defaulted lease obligations without the Partnership's having to honor its guarantee, we believe that the probability that the Partnership will be required to directly satisfy the lease obligations subject to the indemnification agreement is remote.

On August 21, 2001, AmeriGas Partners, through AmeriGas OLP, acquired the propane distribution businesses of Columbia Energy Group (the "2001 Acquisition") pursuant to the terms of a purchase agreement (the "2001 Acquisition Agreement") by and among Columbia Energy Group ("CEG"), Columbia Propane Corporation ("Columbia Propane"), Columbia Propane, L.P. ("CPLP"), CP Holdings, Inc. ("CPH," and together with Columbia Propane and CPLP, the "Company Parties"), AmeriGas Partners, AmeriGas OLP and the General Partner (together with AmeriGas Partners and AmeriGas OLP, the "Buyer Parties"). As a result of the 2001 Acquisition, AmeriGas OLP acquired all of the stock of Columbia Propane and CPH and substantially all of the partnership interests of CPLP. Under the terms of an earlier acquisition agreement (the "1999 Acquisition Agreement"), the Company Parties agreed to indemnify the former general partners of National Propane Partners, L.P. (a predecessor company of the Columbia Propane businesses) and an affiliate (collectively, "National General Partners") against certain income tax and other losses that they may sustain as a result of the 1999 acquisition by CPLP of National Propane Partners, L.P. (the "1999 Acquisition") or the operation of the business after the 1999 Acquisition ("National Claims"). At September 30, 2004, the potential amount payable under this indemnity by the Company Parties was approximately $60. These indemnity obligations will expire on the date that CPH acquires the remaining outstanding partnership interest of CPLP, which is expected to occur on or after July 19, 2009.

Under the terms of the 2001 Acquisition Agreement, CEG agreed to indemnify the Buyer Parties and the Company Parties against any losses that they sustain under the 1999 Acquisition Agreement and related agreements ("Losses"), including National Claims, to the extent such claims are based on acts or omissions of CEG or the Company Parties prior to the 2001 Acquisition. The Buyer Parties agreed to indemnify CEG against Losses, including National Claims, to the extent such claims are based on acts or omissions of the Buyer Parties or the Company Parties after the 2001 Acquisition. CEG and the Buyer Parties have agreed to apportion certain losses resulting from National Claims to the extent such losses result from the 2001 Acquisition itself.

Samuel and Brenda Swiger and their son (the "Swigers") sustained personal injuries and property damage as a result of a fire that occurred when propane that leaked from an underground line ignited. In July 1998, the Swigers filed a class action lawsuit against AmeriGas Propane, L.P. (named incorrectly as "UGI/AmeriGas, Inc."), in the Circuit Court of Monongalia County, West Virginia, in which they sought to recover an unspecified amount of compensatory and punitive damages and attorney's fees, for themselves and on behalf of persons in West Virginia for whom the defendants had installed propane gas lines, allegedly resulting from the defendants' failure to install underground propane lines at depths required by applicable safety standards. The court recently granted the plaintiffs' motion to include customers acquired from Columbia Propane in August 2001 as additional potential class members and to amend their complaint to name additional parties consistent with such ruling. In 2003, we settled the individual personal injury and property damage claims of the Swigers. Class counsel has indicated that the class is seeking compensatory damages in excess of $12 plus punitive damages, civil penalties and attorneys' fees. We believe we have good defenses to the claims of the class members and intend to vigorously defend against the remaining claims in this lawsuit.

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of manufactured gas plants ("MGPs") prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, UGI Utilities divested all of its utility operations other than those which now constitute Gas Utility and Electric Utility.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because Gas Utility is currently permitted to include in rates, through future base rate proceedings, prudently incurred remediation costs associated with such sites. UGI Utilities has been notified of several sites outside Pennsylvania on which private parties allege MGPs were formerly owned or operated by it or owned or operated by its former subsidiaries. Such parties are investigating the extent of environmental contamination or performing environmental remediation. UGI Utilities is currently litigating three claims against it relating to out-of-state sites. We accrue environmental investigation and cleanup costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities, if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

In April 2003, Citizens Communications Company ("Citizens") served a complaint naming UGI Utilities as a third-party defendant in a civil action pending in United States District Court for the District of Maine. In that action, the plaintiff, City of Bangor, Maine ("City"), sued Citizens to recover environmental response costs associated with MGP wastes generated at a plant allegedly operated by Citizens' predecessors at a site on the Penobscot River. Citizens subsequently joined UGI Utilities and ten other third party defendants alleging that the third-party defendants are responsible for an equitable share of costs Citizens may be required to pay to the City for cleaning up tar deposits in the Penobscot River. The City believes that it could cost as much as $50 to clean up the river. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

By letter dated July 29, 2003, Atlanta Gas Light Company ("AGL") served UGI Utilities with a complaint filed in the United States District Court for the Middle District of Florida in which AGL alleges that UGI Utilities is responsible for 20% of approximately $8 incurred by AGL in the investigation and remediation of a former MGP site in St. Augustine, Florida. UGI Utilities formerly owned stock of the St. Augustine Gas Company, the owner and operator of the MGP. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

AGL previously informed UGI Utilities that it was investigating contamination that appeared to be related to MGP operations at a site owned by AGL in Savannah, Georgia. A former subsidiary of UGI Utilities operated the MGP in the early 1900s. AGL has recently informed UGI Utilities that it has begun remediation of MGP wastes at the site and believes that the total cost of remediation could be as high as $55. AGL has not filed suit against UGI Utilities for a share of these costs. UGI Utilities believes that it will have good defenses to any action that may arise out of this site.

On September 20, 2001, Consolidated Edison Company of New York ("ConEd") filed suit against UGI Utilities in the United States District Court for the Southern District of New York, seeking contribution from UGI Utilities for an allocated share of response costs associated with investigating and assessing gas plant related contamination at former MGP sites in Westchester County, New York. The complaint alleges that UGI Utilities "owned and operated" the MGPs prior to 1904. The complaint also seeks a declaration that UGI Utilities is responsible for an allocated percentage of future investigative and remedial costs at the sites. ConEd believes that the cost of remediation for all of the sites could exceed $70. By orders issued in November 2003 and March 2004, the court granted UGI Utilities' motion for summary judgment and dismissed ConEd's complaint. ConEd has appealed.

By letter dated June 24, 2004, KeySpan Energy ("KeySpan") informed UGI Utilities that KeySpan has spent $2.3 and expects to spend another $11 to clean up an MGP site it owns in Sag Harbor, New York. KeySpan believes that UGI Utilities is responsible for approximately 50% of these costs as a result of UGI Utilities' alleged direct ownership and operation of the plant from 1885 to 1902. UGI Utilities is in the process of reviewing the information provided by KeySpan and is investigating this claim.

By letter dated August 5, 2004, Yankee Gas Services Company and Connecticut Light and Power Company, subsidiaries of Northeast Utilities, (together, the "Northeast Companies"), demanded contribution from UGI Utilities for past and future remediation costs related to MGP operations on thirteen sites owned by the Northeast Companies in nine cities in the State of Connecticut. The Northeast Companies allege that UGI Utilities controlled operations of the plants from 1883 to 1941. According to the letter, investigation and remedial costs at the sites to date total approximately $10 and complete remediation costs for all sites could total $182. The Northeast Companies seek an unspecified fair and equitable allocation of these costs to UGI Utilities. UGI Utilities is in the process of reviewing the information provided by Northeast Companies and is investigating this claim.

Antargaz has filed suit against the French tax authorities in connection with the assessment of business tax related to the tax treatment of Antargaz owned tanks at customer locations used to store LPG. Antargaz has recorded a liability for the business tax relating to tanks for the period from January 1, 1997 through September 30, 2004 of approximately €28.4 ($35.3). Elf Antar France, now Total France, and Elf Aquitaine, former owners of Antargaz, agreed to indemnify Antargaz for all payments which would have been due from Antargaz in respect of the business tax related to its tanks for the period from January 1, 1997 through December 31, 2000. In March 2004, the local court rendered a decision against Antargaz which resulted in a €1.7 ($2.1) assessment by the tax assessor relating to the business tax at certain sites in the pending suit. Antargaz paid this assessment and was fully reimbursed in April 2004 for this assessment pursuant to the indemnity agreement. Antargaz is appealing the assessment. As of September 30, 2004, the indemnity from the former owners represents approximately €9.4 ($11.7) of the business tax liability.

In addition to these matters, there are other pending claims and legal actions arising in the normal course of our businesses. We cannot predict with certainty the final results of environmental and other matters. However, it is reasonably possible that some of them could be resolved unfavorably to us. Although we currently believe, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating results and cash flows.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 13 – Financial Instruments

In accordance with its commodity hedging policy, the Partnership uses derivative instruments, including price swap and option contracts and contracts for the forward sale of propane, to manage the cost of a portion of its forecasted purchases of propane and to manage market risk associated with propane storage inventories. These derivative instruments have been designated by the Partnership as cash flow or fair value hedges under SFAS 133. The fair values of these derivative instruments are affected by changes in propane product prices. In addition to these derivative instruments, the Partnership may also enter into contracts for the forward purchase of propane as well as fixed-price supply agreements to manage propane market price risk. These contracts generally qualify for the normal purchases and normal sales exception of SFAS 133 and therefore are not adjusted to fair value.

FLAGA also uses derivative instruments, principally price swap contracts, to reduce market risk associated with purchases of LPG. These contracts may or may not qualify for hedge accounting under SFAS 133.

In future periods Antargaz may use derivative instruments, including forward foreign exchange contracts and other instruments similar to those used by the Partnership, to manage the cost of a portion of its forecasted purchases of LPG.

Energy Services uses exchange-traded natural gas futures contracts to manage market risk associated with forecasted purchases of natural gas it sells under firm commitments. These derivative instruments are designated as cash flow hedges. The fair values of these futures contracts are affected by changes in natural gas prices.

In accordance with its commodity hedging policy, Gas Utility may enter into natural gas call option contracts to reduce volatility in the cost of gas it purchases for its firm-residential, commercial and industrial ("retail core-market") customers and Electric Utility may enter into electric swap agreements in order to reduce the volatility in the cost of anticipated electricity requirements. Because the cost of the natural gas option contracts and any associated gains will be included in Gas Utility's PGC recovery mechanism, as these contracts are marked to fair value in accordance with SFAS 133, any gains are deferred for future recovery from or refund to Gas Utility's ratepayers.

UGI Utilities is a party to a number of contracts that have elements of a derivative instrument. These contracts include, among others, binding purchase orders, contracts which provide for the purchase and delivery of natural gas and electricity, and service contracts that require the counterparty to provide commodity storage, transportation or capacity service to meet our normal sales commitments. Although many of these contracts have the requisite elements of a derivative instrument, these contracts are not subject to the accounting requirements of SFAS 133 because they provide for the delivery of products or services in quantities that are expected to be used in the normal course of operating our business or the value of the contract is directly associated with the price or value of a service.

We enter into interest rate protection agreements ("IRPAs") designed to manage interest rate risk associated with planned issuances of fixed-rate long-term debt. We designate these IRPAs as cash flow hedges. Gains or losses on IRPAs are included in other comprehensive income and are reclassified to interest expense as the interest expense on the associated debt issue affects earnings.

Antargaz has entered into interest rate swap agreements to fix the variable interest rates on a portion of the Senior Facilities term loan through June 2005. Antargaz may enter into additional interest rate swap agreements in order to fix interest rates over additional periods.

During the year ended September 30, 2004, 2003 and 2002, the net pre-tax loss recognized in earnings representing cash flow hedge ineffectiveness was $1.5, $3.1 and $2.1, respectively.

Gains and losses included in accumulated other comprehensive income at September 30, 2004 relating to cash flow hedges will be reclassified into (1) cost of sales when the forecasted purchase of propane, natural gas or electricity subject to the hedges impacts net income and (2) interest expense when interest on anticipated issuances of fixed-rate long-term debt is reflected in net income. Included in accumulated other comprehensive income at September 30, 2004 are net after-tax losses of approximately $3.9 from IRPAs associated with forecasted issuances of debt generally anticipated to occur during the next two years and settled IRPAs. The amount of this net loss which is expected to be reclassified into net income during the next twelve months is not material. Also included in accumulated other comprehensive income at September 30, 2004 are net after-tax gains of approximately $10.7 principally associated with future purchases of natural gas and propane generally anticipated to occur during the next twelve months and net after-tax gains of approximately $1.1 associated with future electric supply purchases expected to occur in fiscal 2007. The actual amount of gains or losses on unsettled derivative instruments that ultimately is reclassified into net income will depend upon the value of such derivative contracts when settled. The fair value of derivative instruments is included in other current assets, other assets, other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheets.

The primary currency for which the Company has exchange rate risk is the U.S. dollar versus the euro. The U.S. dollar value of our foreign-denominated assets and liabilities will fluctuate with changes in the associated foreign currency exchange rates. From time to time, the Company may use derivative instruments to hedge portions of its net investments in foreign subsidiaries. If a derivative is designated as a hedge of an investment in a foreign subsidiary and qualifies for hedge accounting, any realized gains or losses remain in other comprehensive income until such foreign operations have been liquidated. At September 30, 2004, a net after-tax loss of $0.6 is included in accumulated other comprehensive income associated with a settled net investment hedge.

The carrying amounts of financial instruments included in current assets and current liabilities (excluding unsettled derivative instruments and current maturities of long-term debt) approximate their fair values because of their short-term nature. The carrying amounts and estimated fair values of our remaining financial instruments (including unsettled derivative instruments) at September 30 are as follows:

	Carrying Amount	Estimated Fair Value
2004:		
Natural gas futures and options contracts	$ 4.8	$ 4.8
Electric supply swap	2.0	2.0
Propane swap and option contracts	13.1	13.1
Interest rate protection agreements	(2.8)	(2.8)
Long-term debt	1,670.1	1,817.1
UGI Utilities preferred shares subject to mandatory redemption	20.0	20.0
2003:		
Natural gas futures and options contracts	$ 1.1	$ 1.1
Propane swap and option contracts	(0.6)	(0.6)
Interest rate protection agreements	0.2	0.2
Long-term debt	1,223.5	1,337.7
UGI Utilities preferred shares subject to mandatory redemption	20.0	20.9

We estimate the fair value of long-term debt by using current market prices and by discounting future cash flows using rates available for similar type debt. The estimated fair value of UGI Utilities preferred shares subject to mandatory redemption is based on the fair value of redeemable preferred stock with similar credit ratings and redemption features. On October 1, 2004 all 200,000 shares of UGI Utilities' $7.75 preferred shares subject to mandatory redemption were redeemed at a price of $100 per share together with full cumulative dividends. Fair values of derivative instruments reflect the estimated amounts that we would receive or pay to terminate the contracts at the reporting date based upon quoted market prices of comparable contracts at September 30, 2004 and 2003.

We have financial instruments such as short-term investments and trade accounts receivable, which could expose us to concentrations of credit risk. We limit our credit risk from short-term investments by investing only in investment-grade commercial paper, money market mutual funds and securities guaranteed by the U.S. Government or its agencies. The credit risk from trade accounts receivable is limited because we have a large customer base, which extends across many different U.S. markets and several foreign countries. We attempt to minimize our credit risk associated with our derivative financial instruments through the application of credit policies.

Note 14 – Energy Services Accounts Receivable Securitization Facility

Energy Services has a $150 receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper expiring in August 2007, although the Receivables Facility may terminate prior to such date due to the termination of the commitments of the Receivables Facility's back-up purchasers. Under the Receivables Facility, Energy Services transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in the receivables to a commercial paper conduit of a major bank. The maximum level of funding available at any one time from this facility is $150. The proceeds of these sales are less than the face amount of the accounts receivable sold by an amount that approximates the purchaser's financing cost of issuing its own receivables-backed commercial paper. ESFC was created and has been structured to isolate its assets from creditors of Energy Services and its affiliates, including UGI. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Energy Services continues to service, administer and collect trade receivables on behalf of the commercial paper issuer and ESFC.

During 2004 and 2003, Energy Services sold trade receivables totaling $949.6 and $651.3, respectively, to ESFC. During 2004 and 2003, ESFC sold an aggregate $246.0 and $196.0, respectively, of undivided interests in its trade receivables to the commercial paper conduit. At September 30, 2004, the outstanding balance of ESFC trade receivables was $63.4 of which no amount was sold to the commercial paper conduit. At September 30, 2003, there were $38.5 of ESFC trade receivables outstanding which amount was net of $17 in trade receivables sold to the commercial paper conduit. Losses on sales of receivables to the commercial paper conduit that occurred during the years ended September 30, 2004 and 2003, which losses are included in other income, net, were $0.4 and $0.3, respectively.

In addition, a major bank has committed to issue up to $50 of standby letters of credit, secured by cash or marketable securities ("LC Facility"). Energy Services expects to fund the collateral requirements with borrowings under its Receivables Facility. The LC Facility expires April 2005.

Note 15 – Other Income, Net

Other income, net, comprises the following:

	2004	2003	2002
Interest and interest-related income	**$(3.2)**	$ (6.6)	$ (5.3)
Utility non-tariff service income	**(2.0)**	(5.7)	(5.7)
Gain on sales of fixed assets	**(0.1)**	(1.6)	(1.6)
Pension income	–	(1.1)	(4.0)
Foreign currency hedge loss	**9.1**	–	–
Finance charges	**(6.5)**	(3.9)	(2.2)
Other	**(6.1)**	(0.9)	0.7
Total other income, net	**$(8.8)**	$(19.8)	$(18.1)

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 16 – Conversion of AmeriGas Partners Subordinated Units and Common Unit Issuance

In December 2002, the General Partner determined that the cash-based performance and distribution requirements for the conversion of the then-remaining 9,891,072 Subordinated Units of AmeriGas Partners, all of which were held by the General Partner, had been met in respect of the quarter ended September 30, 2002. As a result, in accordance with the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., the Subordinated Units were converted to an equivalent number of Common Units effective November 18, 2002. Concurrent with the Subordinated Unit conversion, the Company recorded a $157.0 increase in common stockholders' equity, and a corresponding decrease in minority interests in AmeriGas Partners, associated with gains from sales of Common Units by AmeriGas Partners in conjunction with, and subsequent to, the Partnership's April 19, 1995 initial public offering. These gains were determined in accordance with the guidance in SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Common Stock by a Subsidiary" ("SAB 51"). The gains resulted because the public offering prices of the AmeriGas Partners Common Units exceeded the associated carrying amount of our investment in the Partnership on the dates of their sale. Due to the preference nature of the Common Units, the Company was precluded from recording these gains until the Subordinated Units converted to Common Units. The changes to the Company's balance sheet resulting from the Subordinated Unit conversion had no effect on the Company's net income or cash flow and did not result in an increase in the number of AmeriGas Partners limited partner units outstanding. On June 17, 2003, AmeriGas Partners sold 2,900,000 Common Units in an underwritten public offering at a public offering price of $27.12 per unit. The net proceeds of the public offering totaling $75.0 and associated capital contributions from the General Partner totaling $1.5, were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for general partnership purposes. The underwriters' overallotment option expired unexercised. Concurrent with this sale of Common Units, the Company recorded a gain in the amount of $22.6 which is reflected in the Company's balance sheet as an increase in common stockholders' equity in accordance with the guidance in SAB 51. The gain had no effect on the Company's net income or cash flow. Total deferred income tax liabilities of $70.7 associated with these gains were recorded with a corresponding decrease in common stockholders' equity and reflected in the restated Consolidated Balance Sheet at September 30, 2003.

On May 26, 2004, AmeriGas Partners sold 2,000,000 Common Units in an underwritten public offering at a public offering price of $25.61 per unit. On June 10, 2004, the underwriters partially exercised their overallotment option in the amount of 100,000 Common Units. The net proceeds of the public offering totaling $51.2 and associated capital contributions from the General Partner totaling $1.0 were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for general partnership purposes. Concurrent with this sale of Common Units, the Company recorded a gain in the amount of $12.2 which is reflected in the Company's balance sheet as an increase in common stockholders' equity in accordance with the guidance in SAB 51. Deferred income tax liabilities of $6.6 associated with this gain with a corresponding decrease in common stockholders' equity were recorded and reflected in the Consolidated Balance Sheet. The gain had no effect on the Company's net income or cash flow.

Note 17 – Investments in Equity Investees

Our principal investments accounted for using the equity method and our approximate percentage ownership interest in each at September 30, 2004 and 2003 are as follows:

Company	**2004**	2003
Atlantic Energy	**50.0%(a)**	50.0%
AGZ	**100.0%(b)**	19.5%
China Gas Partners	**50.0%**	50.0%
Hunlock Creek Energy Ventures	**50.0%**	50.0%
Geovexin	**44.9%**	N/A

(a) In November 2004, a subsidiary of Energy Services acquired 100% of Atlantic Energy, (see Note 3).

(b) Prior to the Antargaz Acquisition on March 31, 2004, we accounted for our 19.5% ownership interest in AGZ under the equity method. Effective with our 100% ownership, we discontinued the equity method and began reflecting all of AGZ's operations on a consolidated basis beginning April 1, 2004.

Income from our equity investees comprises the following:

	2004	2003	2002
Equity in income of equity investees	**$11.3**	$5.3	$6.0
Interest income on AGZ Bonds	–	–	0.9
Currency gain from redemption of AGZ Bonds	–	–	1.6
Total	**$11.3**	$5.3	$8.5

Undistributed net earnings of our equity investees included in consolidated retained earnings were $0.5 and $3.3 at September 30, 2004 and 2003, respectively.

On March 27, 2001, UGI France, a wholly owned indirect subsidiary of Enterprises, together with Paribas Affaires Industrielles ("PAI") and Medit acquired, through AGZ, the stock and certain related assets of Antargaz, formerly Elf Antargaz. Under the terms of the Shareholders' Funding Agreement among UGI France, PAI and Medit, we acquired an approximate 19.5% equity interest in AGZ; PAI an approximate 68.1% interest; Medit an approximate 9.7% interest; and certain members of management of AGZ an approximate 2.7% interest. PAI is a leading private equity fund manager in Europe and an affiliate of BNP Paribas, one of Europe's largest commercial and investment banks. Medit is a supplier of logistics services to the liquefied petroleum gas industry in Europe, primarily Italy.

Pursuant to the Shareholders' Funding Agreement, on March 27, 2001, UGI France made a €29.8 ($26.6) investment comprising a €9.8 investment in shares of AGZ and a €20.0 investment in redeemable bonds of AGZ ("AGZ Bonds"). In July 2003, the Company received a dividend of €5.0 ($5.6) from AGZ. In July 2002, the Company received $19.3 in cash from AGZ in repayment of €18 face value ($17.7) of AGZ Bonds, representing 90% of such bonds held by the Company, plus accrued interest. This repayment was funded from the proceeds of the High Yield Bonds. Concurrent with the repayment, the remaining €2.0 (10%) investment in AGZ Bonds was redeemed in the form of additional shares of AGZ. After these transactions, the Company continued to hold an approximate 19.5% equity investment in shares of AGZ. As a result of the redemption of AGZ Bonds, we recorded a pretax currency transaction gain of $1.6 which is included in income from equity investees in the 2002 Consolidated Statement of Income. Because we believed we had significant influence over operating and financial policies of AGZ due, in part, to our membership on its Board of Directors, our investment in AGZ was accounted for by the equity method prior to our acquisition of the remaining 80.5% ownership interests in AGZ.

Summarized financial information for AGZ, prior to the Antargaz Acquisition, follows:

	2003	2002
Statement of income data:		
Revenues	$ 698.4	$534.8
Operating income	$ 96.7	$ 79.4
Interest, net	(37.7)	(27.9)
Income before income taxes	$ 59.0	$ 51.5
Income taxes	$ (24.4)	$ (20.7)
Net income	$ 32.7	$ 29.9
Balance sheet data (at September 30):		
Current assets	$ 196.8	
Property, plant and equipment, net	321.6	
Goodwill	443.8	
Other assets	106.2	
Total assets	$1,068.4	
Current liabilities	$ 136.2	
Long-term debt	453.9	
Other liabilities	354.8	
Total liabilities	$ 944.9	
Equity	$ 123.5	

Summarized financial information for our other equity investments are not presented because they are not material to our Consolidated Balance Sheets or Consolidated Statements of Income.

Note 18 – Quarterly Data (unaudited)

The following unaudited quarterly data includes adjustments (consisting only of normal recurring adjustments) which we consider necessary for a fair presentation. Our quarterly results fluctuate because of the seasonal nature of our businesses.

	December 31,		March 31,		June 30,		September 30,	
	2003	2002	**2004**	2003	**2004**	2003	**2004**	2003
Revenues	**$ 893.7**	$739.9	**$ 1,316.6**	$1,135.9	**$823.4**	$623.1	**$751.0**	$527.2
Operating income	**$ 108.3**	$107.4	**$ 181.6**	$ 184.4	**$ 33.9**	$ 8.4	**$ 7.5**	$ 2.1
Income (loss) from equity investees	**$ 4.2**	$ 1.9	**$ 8.4**	$ 5.0	**$ (0.6)**	$ 0.2	**$ (0.7)**	$ (1.8)
Net income (loss)	**$ 38.8**	$ 36.7	**$ 67.1**	$ 69.8	**$ 8.3**	$ (2.0)	**$ (2.6)**	$ (5.6)
Earnings (loss) per share:								
Basic	**$ 0.91**	$ 0.88	**$ 1.51**	$ 1.66	**$ 0.16**	$ (0.05)	**$ (0.05)**	$ (0.13)
Diluted	**$ 0.88**	$ 0.86	**$ 1.48**	$ 1.62	**$ 0.16**	$ (0.05)	**$ (0.05)**	$ (0.13)

Note 19 – Segment Information

We have organized our business units into six reportable segments generally based upon products sold, geographic location (domestic or international) or regulatory environment. Our reportable segments are: (1) AmeriGas Propane; (2) an international LPG segment comprising Antargaz; (3) an international LPG segment comprising FLAGA and our international propane equity investment ("Other"); (4) Gas Utility; (5) Electric Utility; and (6) Energy Services (comprising Energy Services' gas marketing business and UGID's electricity generation business). We refer to both international segments collectively as "International Propane."

Effective October 1, 2003, we realigned our business units in order to expand the energy management services available to our customers and to strengthen our focus on power marketing. As a result of this realignment, the operating results of UGID have been combined with those of Energy Services rather than with Electric Utility as previously reported. We restated our prior-year segment data to be consistent with the current period presentation.

AmeriGas Propane derives its revenues principally from the sale of propane and related equipment and supplies to retail customers from locations in 46 states. Our International Propane segments' revenues are derived principally from the distribution of LPG to retail customers in France, Austria, the Czech Republic and Slovakia. Gas Utility's revenues are derived principally from the sale and distribution of natural gas to customers in eastern and southeastern Pennsylvania. Electric Utility derives its revenues principally from the distribution of electricity in two northeastern Pennsylvania counties. Energy Services revenues are derived from the sale of natural gas and, to a lesser extent, electricity and fuel oil and LPG to customers located primarily in the Eastern region of the United States.

The accounting policies of our reportable segments are the same as those described in Note 1. We evaluate AmeriGas Propane's performance principally based upon the Partnership's earnings before interest expense, income taxes, depreciation and amortization ("Partnership EBITDA"). Although we use Partnership EBITDA to evaluate AmeriGas Propane's profitability, it should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. The Company's definition of Partnership EBITDA may be different from that used by other companies. We evaluate the performance of our International Propane, Gas Utility, Electric Utility and Energy Services segments principally based upon their income (loss) before income taxes.

No single customer represents more than ten percent of our consolidated revenues and there are no significant intersegment transactions. In addition, all of our reportable segments' revenues, other than those of our International Propane segments, are derived from sources within the United States, and all of our reportable segments' long-lived assets, other than those of our International Propane segments, are located in the United States.

Financial information by our six reportable business segments follows:

			Reportable Segments						
							International Propane		
	Total	Eliminations	AmeriGas Propane	Gas Utility	Electric Utility	Energy Services	Antargaz	Other (b)	Corporate & Other (c)
2004									
Revenues	$ 3,784.7	$ –	$ 1,775.9	$ 560.4	$ 89.7	$ 967.2	$ 270.8	$ 62.6	$ 58.1
Cost of sales	$ 2,526.9	$ –	$ 1,029.2	$ 368.9	$ 43.3	$ 912.2	$ 106.0	$ 32.0	$ 35.3
Operating income	$ 331.3	$ –	$ 176.0	$ 80.1	$ 20.9	$ 31.1	$ 15.1	$ 5.4	$ 2.7
Income (loss) from equity investees	11.3	–	0.7	–	–	–	10.8	(0.2)	–
Interest expense	(119.1)	–	(83.1)	(15.9)	(2.0)	–	(14.0)	(3.6)	(0.5)
Minority interests	(47.5)	–	(47.7)	–	–	–	0.1	0.1	–
Income before income taxes	$ 176.0	–	$ 45.9	$ 64.2	$ 18.9	$ 31.1	$ 12.0	$ 1.7	$ 2.2
Depreciation and amortization	$ 132.3	–	$ 80.7	$ 19.5	$ 3.0	$ 4.0	$ 18.5	$ 5.5	$ 1.1
Partnership EBITDA (a)			$ 255.9						
Total assets	$ 4,235.4	$ (322.1)	$ 1,567.9	$ 766.0	$ 89.8	$ 182.8	$ 1,344.5	$ 156.2	$ 450.3
Capital expenditures	$ 133.7	$ –	$ 61.7	$ 35.5	$ 5.3	$ 2.9	$ 23.6	$ 4.0	$ 0.7
Investments in equity investees	$ 17.2	$ –	$ 3.5	$ –	$ –	$ 9.6	$ 4.1	$ –	$ –
Goodwill and excess reorganization value	$ 1,245.9	$ –	$ 608.2	$ –	$ –	$ 2.8	$ 561.6	$ 68.2	$ 5.1
2003									
Revenues	$ 3,026.1	$ (2.4)	$ 1,628.4	$ 539.9	$ 88.8	$ 668.0	$ –	$ 54.5	$ 48.9
Cost of sales	$ 1,984.3	$ –	$ 910.3	$ 343.0	$ 43.7	$ 632.4	$ –	$ 27.4	$ 27.5
Operating income	$ 302.3	$ –	$ 164.5	$ 96.1	$ 20.3	$ 19.2	$ (0.9)	$ 1.6	$ 1.5
Income (loss) from equity investees	5.3	–	(0.6)	–	–	–	6.4	(0.5)	–
Loss on extinguishments of debt	(3.0)	–	(3.0)	–	–	–	–	–	–
Interest expense	(109.2)	–	(87.1)	(15.4)	(2.3)	–	–	(4.1)	(0.3)
Minority interests	(34.6)	–	(34.6)	–	–	–	–	–	–
Income before income taxes	$ 160.8	$ –	$ 39.2	$ 80.7	$ 18.0	$ 19.2	$ 5.5	$ (3.0)	$ 1.2
Depreciation and amortization	$ 103.0	$ –	$ 74.8	$ 18.1	$ 3.0	$ 2.2	$ –	$ 3.9	$ 1.0
Partnership EBITDA (a)			$ 234.4						
Total assets	$ 2,795.2	$ (39.6)	$ 1,518.5	$ 725.1	$ 84.0	$ 164.2	$ –	$ 165.0	$ 178.0
Capital expenditures	$ 101.4	$ –	$ 53.4(d)	$ 37.2	$ 4.1	$ 1.0	$ –	$ 4.5	$ 1.2
Acquisition of additional interest in Conemaugh Station	$ 51.3	$ –	$ –	$ –	$ –	$ 51.3	$ –	$ –	$ –
Investments in equity investees	$ 39.9	$ –	$ 2.8	$ –	$ –	$ 10.3	$ 26.8	$ –	$ –
Goodwill and excess reorganization value	$ 671.5	$ –	$ 601.6	$ –	$ –	$ 2.8	$ –	$ 62.8	$ 4.3
2002									
Revenues	$ 2,213.7	$ (12.0)	$ 1,307.9	$ 404.5	$ 83.5	$ 344.8	$ –	$ 46.7	$ 38.3
Cost of sales	$ 1,296.6	$ (10.0)	$ 653.1	$ 241.7	$ 48.7	$ 320.8	$ –	$ 22.6	$ 19.7
Operating income	$ 253.3	$ –	$ 145.0	$ 77.1	$ 11.7	$ 12.6	$ –	$ 3.9	$ 3.0
Income (loss) from equity investees	8.5	–	0.3	–	–	–	9.1(e)	(0.8)	(0.1)
Loss on extinguishments of debt	(0.7)	–	(0.7)	–	–	–	–	–	–
Interest expense	(109.1)	–	(87.8)	(14.2)	(2.4)	–	–	(4.2)	(0.5)
Minority interests	(28.0)	–	(28.0)	–	–	–	–	–	–
Income before income taxes	$ 124.0	$ –	$ 28.8	$ 62.9	$ 9.3	$ 12.6	$ 9.1	$ (1.1)	$ 2.4
Depreciation and amortization	$ 93.5	$ –	$ 66.4	$ 19.0	$ 3.0	$ 1.0	$ –	$ 3.2	$ 0.9
Partnership EBITDA (a)			$ 209.6						
Total assets	$ 2,624.5	$ (34.1)	$ 1,505.8	$ 689.1	$ 89.1	$ 77.1	$ –	$ 141.1	$ 156.4
Capital expenditures	$ 94.7	$ –	$ 53.5(d)	$ 31.0	$ 4.6	$ 1.2	$ –	$ 3.9	$ 0.5
Investments in equity investees	$ 35.5	$ –	$ 3.4	$ –	$ –	$ 10.0	$ 22.1	$ –	$ –
Goodwill and excess reorganization value	$ 644.9	$ –	$ 589.1	$ –	$ –	$ –	$ –	$ 53.1	$ 2.7

(a) The following table provides a reconciliation of Partnership EBITDA to AmeriGas Propane operating income:

Year ended September 30,	2004	2003	2002
Partnership EBITDA	$255.9	$234.4	$209.6
Depreciation and amortization (i)	(80.6)	(74.6)	(66.1)
Minority interests (ii)	1.4	1.1	1.1
Income (loss) from equity investees	(0.7)	0.6	(0.3)
Loss on extinguishments of debt	–	3.0	0.7
Operating income	$176.0	$164.5	$145.0

(i) Excludes General Partner depreciation and amortization of $0.1, $0.2, and $0.3 in 2004, 2003 and 2002, respectively.

(ii) Principally represents the General Partner's 1.01% interest in AmeriGas OLP.

(b) International Other principally comprises FLAGA and our joint-venture business in China.

(c) Corporate & Other results of operations principally comprise UGI Enterprises' HVAC/R operations, net expenses of UGI's captive general liability insurance company and UGI Corporation's unallocated corporate and general expenses, and interest income. Corporate & Other assets principally comprise cash and short-term investments and an intercompany loan. The intercompany interest associated with the intercompany loan is eliminated in the segment presentation.

(d) Includes capital leases of $0.5 in 2003.

(e) In addition to equity income (loss) of international propane equity investees, 2002 includes a currency transaction gain of $1.6 from the redemption of AGZ Bonds and $0.9 of interest income on AGZ Bonds.

Financial Statistics

(Millions of dollars, except per share amounts and where indicated otherwise)

	Year Ended September 30,		
	2004	2003	2002
Income Statement Data			
AmeriGas Propane revenues	**$1,775.9**	$1,628.4	$1,307.9
Utilities revenues	**650.1**	628.7	488.0
International Propane revenues	**333.4**	54.5	46.7
Energy Services and other revenues	**1,025.3**	714.5	371.1
Total revenues	**$3,784.7**	$3,026.1	$2,213.7
Income from continuing operations	**$ 111.6**	$ 98.9	$ 75.5
Net income (loss)	**$ 111.6**	$ 98.9	$ 75.5
Balance Sheet Data			
Capitalization at period end:			
Bank loans - AmeriGas Propane	**$ -**	$ –	$ 10.0
Total long-term debt - AmeriGas Propane	**901.4**	927.3	945.8
Bank loans-UGI Utilities	**60.9**	40.7	37.2
Total long-term debt - UGI Utilities	**217.2**	217.3	248.4
Total long-term debt - Antargaz	**474.5**	–	–
Other bank loans and long-term debt	**94.2**	94.8	90.1
Total debt	**1,748.2**	1,280.1	1,331.5
Minority interests, principally in AmeriGas Partners	**178.4**	134.6	276.0
UGI Utilities preferred shares subject to mandatory redemption	**20.0**	20.0	20.0
Common stockholders' equity	**834.1**	498.7	313.8
Total capitalization	**$2,780.7**	$1,933.4	$1,941.3
Total assets	**$4,235.4**	$2,795.2	$2,624.5
Common Stock Data (c)			
Shares outstanding - end of year (millions)	**51.2**	42.7	41.6
Average shares outstanding (millions)	**47.3**	42.2	41.3
Return on average common equity	**16.7%**	24.3%	26.7%
Per common share:			
Earnings from continuing operations - diluted	**$ 2.31**	$ 2.29	$ 1.80
Net earnings (loss) - diluted	**$ 2.31**	$ 2.29	$ 1.80
Book value - end of year	**$ 16.29**	$ 11.68	$ 7.54
Dividends declared	**$ 1.20**	$ 1.13	$ 1.083
Annual dividend rate - end of year	**$ 1.25**	$ 1.14	$ 1.10
Dividend yield - end of year	**3.4%**	3.9%	4.5%
Price range:			
High	**$ 37.35**	$ 35.05	$ 24.51
Low	**$ 28.85**	$ 23.27	$ 17.11
Close	**$ 37.26**	$ 28.93	$ 24.23
Other Data			
Investments and acquisitions, net	**$ 308.6**	$ 90.3	$ 1.0
Capital expenditures	**$ 133.7**	$ 101.4	$ 94.7

(a) Includes cumulative effect of accounting changes of $4.5 million or $0.11 per share associated with (1) the Partnership's changes in accounting for tank fee revenue and tank installation costs, and (2) the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."



Market Capitalization
$ Millions
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
0
500
1000
1500
2000



Revenues
$ Millions
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
Domestic Propane
Utilities
International LPG
Other
0
500
1000
1500
2000
2500
3000
3500
4000

Year Ended September 30,						
2001	2000	1999	1998	1997	1996	1995
$1,418.4	$1,120.1	$ 872.5	$ 914.4	$1,077.8	$1,013.2	$ 511.7
582.7	436.9	420.6	422.3	461.2	460.5	357.4
50.9	50.5	–	–	–	–	–
416.1	154.2	90.5	103.0	103.0	83.9	8.5
$2,468.1	$1,761.7	$1,383.6	$1,439.7	$1,642.0	$1,557.6	$ 877.6
$ 52.0	$ 44.7	$ 55.7(b)	$ 40.3	$ 52.1	$ 39.5	$ 7.9
$ 56.5(a)	$ 44.7	$ 55.7(b)	$ 40.3	$ 52.1	$ 39.5	$ (8.4)(d)
$ –	$ 30.0	$ 22.0	$ 10.0	$ 28.0	$ 15.0	$ –
1,005.9	857.2	744.7	709.0	691.1	692.5	658.5
57.8	100.4	87.4	68.4	67.0	50.5	42.0
208.4	172.9	180.0	187.2	169.3	174.8	206.3
–	–	–	–	–	–	–
90.9	89.8	103.2	8.2	8.6	9.0	9.3
1,363.0	1,250.3	1,137.3	982.8	964.0	941.8	916.1
246.2	177.1	209.9	236.5	266.5	284.4	318.9
20.0	20.0	20.0	20.0	35.2	35.2	35.2
251.0	242.0	245.1	363.4	376.1	377.6	380.5
$1,880.2	$1,689.4	$1,612.3	$1,602.7	$1,641.8	$1,639.0	$1,650.7
$2,557.3	$2,279.1	$2,136.4	$2,070.9	$2,151.7	$2,133.0	$2,152.3
40.9	40.5	40.9	49.2	49.3	49.7	49.4
40.7	40.8	47.9	49.5	49.6	49.7	49.1
22.9%	18.4%	18.3%	10.9%	13.8%	10.4%	(2.1)%
$ 1.27	$ 1.09	$ 1.16(b)	$ 0.81	$ 1.05	$ 0.79	$ 0.16
$ 1.38(a)	$ 1.09	$ 1.16(b)	$ 0.81	$ 1.05	$ 0.79	$ (0.17)(d)
$ 6.14	$ 5.98	$ 5.99	$ 7.39	$ 7.63	$ 7.60	$ 7.70
$ 1.05	$ 1.017	$ 0.98	$ 0.97	$ 0.95	$ 0.94	$ 0.93
$ 1.07	$ 1.03	$ 1.00	$ 0.97	$ 0.96	$ 0.95	$ 0.93
5.9%	6.4%	6.5%	6.3%	5.2%	6.0%	6.8%
$ 19.653	$16.2083	$ 17.167	$ 20.083	$ 18.667	$ 16.583	$ 14.750
$ 14.250	$12.1250	$ 10.000	$ 13.667	$ 13.917	$ 13.167	$ 12.167
$ 18.067	$16.1667	$ 15.500	$ 15.417	$ 18.417	$ 15.667	$ 13.750
$ 241.5	$ 65.3	$ 82.5	$ 10.1	$ 11.6	$ 29.0	$ 116.3
$ 79.3	$ 71.0	$ 73.7	$ 69.2	$ 68.8	$ 62.7	$ 68.8

(b) Includes net after-tax merger termination fee income from Unisource Worldwide, Inc. net, of $12.9 million or $0.27 per share.
(c) Shares outstanding, earnings per share and dividends declared per share for all years presented reflect the April 1, 2003 3-for-2 common stock split.
(d) Includes extraordinary loss from debt restructuring and loss from cumulative effect of change in accounting for postemployment benefits of $13.2 million and $3.1 million, or $0.27 and $0.07 per share, respectively.


Assets
$ Millions
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
0
1000
2000
3000
4000
5000
Domestic Propane
Utilities
International LPG
Other


Capital Expenditures, Investments and Acquisitions, net
$ Millions
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
0
100
200
300
400
500
Domestic Propane
Utilities
International LPG
Other

Operating Statistics

	Year Ended September 30,		
	2004	2003	2002
AmeriGas Propane (a)			
Retail sales - millions of gallons (b)			
Residential	**443.2**	445.8	388.2
Commercial/Industrial	**354.3**	367.8	351.6
Motor fuel	**128.7**	120.4	119.0
Agricultural	**72.1**	78.1	74.0
Transport	**60.8**	62.8	54.7
Total	**1,059.1**	1,074.9	987.5
Wholesale sales - millions of gallons (b)	**225.0**	209.8	195.3
Total customers - January 1	**1,324,021**	1,284,558	1,317,678
Retail distribution locations	**663**	640	646
Degree days - percent of normal	**95%**	100%	90%
Number of employees	**6,077**	6,165	6,315
Property, plant and equipment, net (millions)	**$ 592.7**	$ 595.0	$ 612.2
Gas Utility			
System throughput - millions of cubic feet			
Residential - firm	**20,833**	22,049	16,848
Commercial - firm	**11,968**	12,427	10,114
Industrial - firm	**1,355**	1,481	1,282
Transportation - firm	**23,727**	22,704	18,031
Transportation - interruptible	**23,669**	24,694	23,748
Retail - interruptible	**653**	490	475
Total	**82,205**	83,845	70,498
Total customers	**301,008**	292,078	285,605
Miles of gas main	**4,900**	4,801	4,721
Degree days - percent of normal	**97%**	107%	83%
Number of employees	**941**	936	922
Property, plant and equipment, net (millions)	**$ 565.9**	$ 548.1	$ 527.6
Electric Utility			
Distribution system sales - thousands of kilowatt hours			
Residential	**517,189**	517,192	482,921
Commercial	**348,603**	345,854	333,248
Industrial and other	**118,153**	116,957	117,373
Total	**983,945**	980,003	933,542
Total customers	**61,728**	61,628	61,531
Miles of line	**2,141**	2,131	2,122
Number of employees	**105**	173	175
Property, plant and equipment, net (millions)	**$ 65.4**	$ 117.4	$ 65.5

(a) Includes data of equity investee Petrolane Incorporated (Petrolane) from July 16, 1993 through April 19, 1995 (the date the Company acquired the approximately 65% of Petrolane it did not already own).

(b) Retail gallons sold in 2003 include certain bulk gallons previously considered wholesale gallons. Prior-year gallon amounts have been adjusted to conform to the current-year classification.

Domestic Propane Retail Sales


Millions of Gallons
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
0
200
400
600
800
1000
1200

Weather in Domestic Propane Areas*


% Variance from Normal
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
Warmer
Colder
-15
-10
-5
0
5
10
15

*Based upon national weather statistics provided by the National Oceanic and Atmospheric Administration (NOAA) for 335 airports in the continental U.S.

Year Ended September 30,						
2001	2000	1999	1998	1997	1996	1995
334.6	308.3	318.3	317.5	330.4	358.4	313.5
306.6	284.3	285.3	287.3	297.8	314.8	293.0
114.4	116.7	112.4	106.0	106.2	108.0	109.5
65.2	61.9	67.2	74.5	73.0	74.2	72.0
46.0	46.5	46.3	50.4	58.2	62.2	63.5
866.8	817.7	829.5	835.7	865.6	917.6	851.5
246.8	211.5	144.3	154.7	160.4	247.5	134.5
990,363	992,563	988,265	980,814	990,354	973,735	941,842
750	561	579	617	616	616	580
103%	86%	90%	91%	99%	102%	92%
6,306	4,874	5,026	5,107	5,131	5,071	5,052
$ 628.6	$ 437.6	437.7	$ 445.4	$ 449.3	$ 457.4	$ 456.9
20,197	18,447	17,442	16,612	18,311	19,677	16,592
12,292	10,894	10,506	10,247	11,898	12,978	10,899
1,687	1,565	1,759	3,099	4,824	5,124	4,882
18,989	20,796	21,175	20,366	21,090	21,343	24,506
23,508	27,167	24,308	23,243	22,389	23,631	21,704
656	851	913	1,345	1,727	2,634	3,830
77,329	79,720	76,103	74,912	80,239	85,387	82,413
277,369	272,082	264,541	257,950	252,284	247,366	243,521
4,640	4,549	4,446	4,360	4,229	4,160	4,082
102%	90%	87%	84%	95%	104%	95%
946	932	946	987	1,028	1,016	1,045
$ 514.1	$ 504.0	$ 491.2	$ 479.3	$ 465.0	$ 445.0	$ 427.1
491,652	465,006	469,061	455,575	464,233	481,280	458,491
334,367	320,478	316,141	305,138	292,956	300,623	301,856
119,445	121,710	115,199	115,694	111,278	102,765	100,511
945,464	907,194	900,401	876,407	868,467	884,668	860,858
61,357	61,244	60,954	60,724	60,534	60,230	60,005
2,112	2,092	2,086	2,083	2,087	2,080	2,093
180	188	192	194	198	202	205
$ 64.7	$ 66.0	$ 65.5	$ 64.6	$ 63.4	$ 62.3	$ 60.7

Gas Utility System Throughput Billions of Cubic Feet


2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
Firm
Interruptible
0
20
40
60
80
100

Weather in Gas Utility Area
% Variance from Normal


2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
Warmer
Colder
-20
-10
0
10
20

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, February 23, 2005 in Ballrooms A and B of the Desmond Hotel and Conference Center, One Liberty Boulevard, Malvern, Pennsylvania.

Common Stock Data

The Company's Common Stock is traded on the New York and Philadelphia stock exchanges under the symbol UGI. Shareholders of record numbered 9,509 on September 30, 2004 and common shares outstanding totaled 51,211,198.

Dividends
Dividends on UGI's Common Stock have been paid without interruption since 1885. During the 2004 fiscal year, quarterly dividends were paid on the first days of October, January, April and July. Market prices and dividends paid presented in the following tables have been restated to reflect a 3-for-2 stock split effective April 1, 2003.

Market Price of Common Stock and Dividends Paid

2004 Fiscal Year	High	Low	Dividends
1st Quarter	$34.20	$28.85	$.285
2nd Quarter	34.35	31.40	.285
3rd Quarter	33.40	29.85	.285
4th Quarter	37.35	30.46	.3125

2003 Fiscal Year	High	Low	Dividends
1st Quarter	$26.99	$23.27	$.275
2nd Quarter	30.57	24.93	.275
3rd Quarter	35.05	29.00	.285
4th Quarter	33.45	28.86	.285

Corporate Governance

The Company's last annual meeting was held on February 24, 2004. The Company submitted the certification required by Section 303A.12(a) of the New York Stock Exchange corporate governance rules on March 24, 2004. The Company submitted the certification required by Section 867.12(a) of the Philadelphia Stock Exchange corporate governance rules on October 19, 2004. In addition, the Company's Chief Executive Officer and Chief Financial Officer have each filed the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 2004.

Investor Services

Transfer Agent and Registrar
Shareholder communications regarding transfer of shares, book-entry shares, lost certificates, lost dividend checks or changes of address should be directed to:

Mellon Investor Services LLC
Overpeck Centre, 85 Challenger Road , Ridgefield Park, NJ 07660
1-800-850-1774

Shareholders can also view real-time account information and request transfer agent services online at the Mellon Investor Services website: www.melloninvestor.com

Mellon Investor Services can be accessed through telecommunications devices for the hearing impaired by calling 1-800-231-5469.

Dividend Reinvestment Plan
UGI's plan enables all shareholders to automatically purchase shares of UGI Common Stock by reinvesting UGI Common Stock dividends. All such purchases are without fees or commissions. The Plan also permits participants to make monthly cash purchases of Common Stock, up to $3,000 quarterly, with no brokers' fees or commissions. For information about the Plan, write or call:

Mellon Investor Services LLC
Investment Services
P.O. Box 3338, South Hackensack, NJ 07606-1938
1-800-850-1774

Plan information is also available on the Mellon Investor Services website: www.melloninvestor.com

Investor Relations

Securities analysts, portfolio managers and other members of the professional investment community should direct inquiries about the company to:

Robert W. Krick, Vice President and Treasurer, UGI Corporation
P.O. Box 858, Valley Forge, PA 19482
1-610-337-1000

News, Earnings, Financial Reports and Governance Documents
UGI has a toll-free, 24-hour, corporate news and investor information service. By calling 1-800-UGI-9453, you can hear UGI news on dividends, earnings and other matters and access other shareholder services. You can also request copies of news releases, annual reports, annual reports on Form 10-K and quarterly reports on Form 10-Q – all without charge.

Comprehensive news, webcast events and other information about UGI and AmeriGas Partners, L.P. are also available via the Internet at: www.ugicorp.com

You can also request all reports and governance documents, including the company's Codes of Ethics and Principles of Corporate Governance, by writing to Robert W. Krick, Vice President and Treasurer, UGI Corporation at the address above.



Board of Directors

Stephen D. Ban
Director, Technology Transfer
Division of the Argonne
National Laboratory (research
and development)

Thomas F. Donovan
Retired, former Vice Chairman,
Mellon Bank Corporation

Richard C. Gozon
Retired, former Executive Vice
President, Weyerhaeuser
Company (integrated forest
products)

Lon R. Greenberg
Chairman, President and
Chief Executive Officer

Ernest E. Jones
President and Chief Executive
Officer, Philadelphia Workforce
Development Corporation
(employment and training)

Anne Pol
President and Chief Operating
Officer, Trex Enterprises
Corporation (high technology
research and development)

James W. Stratton
Chairman and Chief Executive
Officer, Stratton Management
Company (investment adviser)

Marvin O. Schlanger
Chairman and Chief Executive
Officer, Resolution Performance
Products, Inc. (producer and
marketer of specialty chemicals)
Principal, Cherry Hill Chemical
Investments, LLC (management
and capital services)

Officers

UGI Corporation

Lon R. Greenberg
Chairman, President and
Chief Executive Officer

Anthony J. Mendicino
Vice President – Finance and
Chief Financial Officer

Michael J. Cuzzolina
Vice President – Accounting and
Financial Control and
Chief Risk Officer

Bradley C. Hall
Vice President – New Business
Development

Robert H. Knauss
Vice President and
General Counsel

Robert W. Krick
Vice President and Treasurer

Thomas A. Barry
General Auditor

Margaret M. Calabrese
Associate General Counsel and
Corporate Secretary

AmeriGas Propane, Inc.

Eugene V. N. Bissell
President and
Chief Executive Officer

UGI Utilities, Inc.

David W. Trego
President and
Chief Executive Officer

UGI Enterprises, Inc.

Bradley C. Hall
President

Antargaz

Francois Varagne
Chairman and
Chief Executive Officer

UGI
CORPORATION

P.O. Box 858
Valley Forge, PA 19482

You can obtain news and other information about
UGI Corporation and AmeriGas Partners, L.P.
24 hours a day at 1-800-UGI-9453 or www.ugicorp.com